

NO SWEETENERS NO SODIUM
AHA
SPARKLING WATER
ORANGE + GRAPEFRUIT
Topo Chico
MINERAL WATER
Sprite
Coca-Cola
WITH
COFFEE
DARK BLEND
Orange
DASANI
PURIFIED WATER
Honest
UNSWEETENED
Appletiser
100% juice
APPLE
LATTE
EST. LONDON 1971
COSTA
COFFEE
SIGNATURE BLEND
DOUBLE ESPRESSO SHOT
zero
SUGAR
ZERO CALORIE COLA
12 oz
smartwater
cucumber lime
vapor distilled water infused
with natural cucumber lime flavor
and other natural flavors
unsweetened
ORIGINAL TASTE
SIMPLY
MADE
ALL
NATURAL
ORIGINAL
Simply
almond
fairlife
2% REDUCED FAT
ultra-filtered milk
LACTOSE FREE
CONTAINS 9 ESSENTIAL NUTRIENTS
52 FL OZ (1.5L)

THE Coca-Cola COMPANY

2021 PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREOWNERS

TUESDAY, APRIL 20, 2021
8:30 A.M. EASTERN TIME

TABLE OF CONTENTS

QUESTIONS AND ANSWERS

Please see Questions and Answers in **Annex A** beginning on **page 90** for important information about the proxy materials, voting, the 2021 Annual Meeting of Shareowners, Company documents, communications, and the deadlines to submit shareowner proposals and Director nominees for the 2022 Annual Meeting of Shareowners. Additional questions may be directed to Shareowner Services at (404) 676-2777 or **shareownerservices@coca-cola.com**.

Links to websites included in this Proxy Statement are provided solely for convenience purposes. Content on the websites, including content on our Company website, is not, and shall not be deemed to be, part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission (the "SEC").

This Proxy Statement contains information that may constitute "forward-looking statements." Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements expressing general views about future operating results, are forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. Our Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause our Company's actual results to differ materially from historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2020 ("Form 10-K") and those described from time to time in our future reports filed with the SEC.

1

LETTER FROM OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER

TO MY FELLOW SHAREOWNERS:

"In 2020, we remained steadfastly focused on shaping our enterprise for the future. Our efforts have set the stage to emerge stronger and drive growth in 2021 and beyond."



On behalf of the Board of Directors and the people of The Coca-Cola Company, thank you for your investment. As I look back on 2020, I feel tremendous pride in what the Coca-Cola system accomplished during times of huge uncertainty and challenges worldwide. I look forward – as I'm sure we all do – to emerging from the global pandemic in an even stronger position.

In part, I'm encouraged by our history. Our Company has weathered many difficult times, from world wars to depressions to financial crises to pandemics, each time turning adversity into opportunity.

More than that, I'm confident because in 2020 we remained steadfastly focused on shaping our enterprise for the future. Our efforts have set the stage to emerge stronger and drive growth in 2021 and beyond. We've taken away learnings that make us better – better at serving customers, consumers and stakeholders. Ultimately, I believe this will make us better at creating value for you, our shareowners.

Our resilience in 2020 gives me renewed confidence that our best years remain ahead. Optimism continues to drive us and our business.

Grounded in Our Purpose

Challenging times can challenge convictions, especially if they are weakly grounded or unclear. For us, our convictions are clear, and they are grounded in our purpose.

Our purpose is to refresh the world and make a difference. This simple idea – one we trace to the very origins of the business in 1886 – is core to how we pursue our objectives. Our purpose is a compass in challenging times.

Our Company and its brands have always been held to high expectations, both by ourselves and by the many stakeholders who touch our business. We've worked to become and remain a valued member of the communities where we operate.

Our commitment to being purpose-driven has been a part of our ethos for 135 years. In 2020, our purpose was as important as ever.

Last year was, infamously, a year defined by the pandemic. But COVID-19 was one of many impactful challenges. Our system faced natural disasters, fires, floods, hurricanes and recurring, tragic social justice issues.

I'd like to recognize and thank our people for maintaining the continuity of our business. Together, they moved quickly to ensure we fostered a safe environment. Across the globe, we were well-positioned to respond quickly with humanitarian aid and local partnerships, as well as increase our advocacy for diversity, equity and inclusion in our Company and the communities where we operate.

Accelerating Our Transformation

A year ago in this same space, I wrote about our journey to evolve as a total beverage company. We made great progress in 2019, and 2020 started with continued momentum.

If 2020 reminded us of anything, it's that uncertainty is always lurking. The pandemic also helped us realize we could be much bolder in our efforts to change. Far from derailing us, the pandemic was a catalyst in setting five key objectives that we continue to pursue:

- Win more consumers
- Gain market share
- Maintain strong system economics
- Strengthen stakeholder impact
- Equip the organization to win

The beverage business remains very attractive, and we are confident in the long-term growth opportunity for our industry. Our objective is to outpace competitors in capturing that growth. And that requires us to do business differently.

Looking back over Coca-Cola's long history, you can see how the Company's namesake beverage came to be present in virtually every corner of the world. It's a remarkable story, and many leaders deserve recognition for building and evolving the Company.

Today, the challenge continues – to reshape the organization for the future.

The hallmark of our strategy, which we put in motion in 2020, is creating a more networked organization that combines the power of scale with the deep knowledge required to win in markets locally. Our networked organization is coming together and is already changing the way we work. Our actions are freeing up time, resources and energy for growth. This also creates accountability and faster execution on the front lines of our business, closest to consumers.

Portfolio for the Future

Coca-Cola started with a single product in a single package. We grew to become a total beverage company, with #1 value share positions in four out of five nonalcoholic beverage categories.

Our focus for the future is positioning our portfolio for success and identifying the right brands that will drive quality leadership and help us achieve our Beverages for Life vision.

We're intently focused on the consumer. We can't be married to the past; we need to always use a fresh set of eyes and challenge ourselves on the best ways to meet the needs of consumers.

We've also undertaken a global initiative to improve our marketing efficiency and effectiveness. By improving our processes, eliminating duplication and optimizing spending, we will increase our effectiveness and fuel reinvestment in our brands. This will help us develop the discipline to converge around ideas that will generate scale and grow market share.

Our Place in the World

Our Company's purpose also puts sustainability at the center. Sustainability is not an add-on to our business – it is essential to how we create value.

We arrived at our sustainability goals with input from many stakeholders, including investors, customers, consumers, communities, non-governmental organizations, bottling partners and employees.

Water is essential to our products, business, supply chain and the communities in which we operate, as well as the natural ecosystems on which we depend. We are proud to have met our pioneering goal to replenish 100% of the water we use in our beverages. We achieved this in 2015, five years ahead of schedule. We have met or exceeded this target every year since.

We've developed a 2030 water strategy with our bottlers to sharpen the focus on our business growth agenda, increase impact and create value. Through our new strategy, we will innovate for impact where it matters most while maintaining a 100% or greater global water replenishment rate.

We've also been taking actions to change the recipes of our beverages to reduce added sugar and offer smaller portion sizes. We're innovating and bringing drinks with additional benefits to market and promoting low- and no-calorie options.

In packaging, our World Without Waste strategy focuses on three pillars: design, collect and partner. We strive to make packaging part of the circular economy. Our goal is to create a closed-loop system, extracting the maximum value from materials and products and then recover and recycle them. For example, we're offering packages made of 100% recycled PET in more than 25 markets, with more to come. And we're reducing our use of virgin PET.

In climate, we set a science-based target to reduce absolute greenhouse gas emissions 25% by 2030 as compared to a 2015 baseline, in line with the Paris Agreement goals.

Finally, we have reached our goal of empowering over five million women through our 5by20 program, creating shared value for families, communities and our business.

Diversity and Corporate Governance

I'll close by reiterating that a diverse and inclusive workplace is both the right thing to do and a strategic business priority. Diversity fosters creativity, innovation and connection to the communities we serve.

The events of 2020 show us again that there's no place in our world for racism. We have a duty to strive for greater justice and equity within our own Company as well as the communities where we operate. Our pledge is that we will do our part to listen, lead, invest and advocate.

Our aspiration is to mirror the diversity of communities everywhere we operate around the world. The more we reflect the communities we serve, the better we will anticipate consumer needs and reach our growth aspirations. In the United States, our ambition is to align our race and ethnicity representation to census data across all job levels. We are advancing Black representation in leadership roles and implementing inclusion training and pipeline development programs. And we aim to have the Company be 50% led by women globally by 2030.

We're also committed to disclosing our progress. Beginning this year, we'll publicly share data about our Company's diversity in our 2020 Business & Sustainability Report.

Let me close by recognizing my fellow Board members, especially our Lead Independent Director, Maria Elena Lagomasino. Our entire Board is actively engaged with me as partners to ensure the Company is strategically positioned to grow.

We value your investment in our Company. I again thank you for the trust you place in us in overseeing your interests in our great business.

[signature]

James Quincey
Chairman and Chief Executive Officer
The Coca-Cola Company

"The beverage business remains very attractive, and we are confident in the long-term growth opportunity for our industry. Our objective is to outpace competitors in capturing that growth. And that requires us to do business differently."

2
NOTICE OF 2021 ANNUAL MEETING OF SHAREOWNERS

Meeting Information

 **DATE AND TIME**
Tuesday, April 20, 2021
8:30 a.m. Eastern Time

 **VIRTUAL MEETING LOCATION**
The 2021 Annual Meeting will be held exclusively online. Visit **www.meetingcenter.io/262997645** to attend the meeting and enter your control number and the password COCA2021.

 **RECORD DATE**
Holders of record of our Common Stock as of February 19, 2021 are entitled to notice of, and to vote at, the meeting.

 **ANNUAL MEETING WEBSITE**
Access links to vote in advance, listen to video messages from certain of our Directors, submit questions in advance of the meeting and learn more about our Company at **www.coca-colacompany.com/annual-meeting-of-shareowners**.

Items of Business

		Our Board's Recommendation	Page
COMPANY PROPOSALS			
1	Elect as Directors the 12 Director nominees named in the attached Proxy Statement to serve until the 2022 Annual Meeting of Shareowners.	✓ **FOR** each Director Nominee	15
2	Conduct an advisory vote to approve executive compensation.	✓ **FOR**	45
3	Ratify the appointment of Ernst & Young LLP as Independent Auditors of the Company to serve for the 2021 fiscal year.	✓ **FOR**	84
SHAREOWNER PROPOSAL			
4	Vote on a shareowner proposal on sugar and public health, if properly presented at the meeting.	⊗ **AGAINST**	87

Shareowners will also transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

Your vote is important to us. Whether or not you plan to participate in the 2021 Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in this Proxy Statement.

The 2021 Annual Meeting will be held entirely online due to the COVID-19 pandemic and to support the health and wellness of our shareowners, employees, Directors and officers. While you will not be able to attend the meeting at a physical location, we are committed to ensuring that shareowners will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically and submit questions in advance of and during the virtual meeting. We are excited to embrace the latest technology to provide expanded access and improved communication, allowing shareowners to participate from any location around the world, at no cost to them.

To attend the 2021 Annual Meeting, examine our list of shareowners, vote and submit your questions during the 2021 Annual Meeting, visit **www.meetingcenter.io/262997645.** You will need to enter the meeting password, COCA2021, and the 15-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials. If you are the beneficial owner of shares held in "street name" (that is, you hold your shares through an intermediary such as a bank, broker or other nominee), you must register in advance. For more information on how to attend the 2021 Annual Meeting, please see **Annex A** of the Proxy Statement beginning on **page 90**.

We are making the Proxy Statement and the form of proxy first available on or about March 4, 2021.

March 4, 2021
By Order of the Board of Directors

Jennifer D Manning

Jennifer D. Manning
Associate General Counsel and Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2021 ANNUAL MEETING OF SHAREOWNERS TO BE HELD ON APRIL 20, 2021.
The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2020 are available at **www.edocumentview.com/coca-cola**.

Advance Voting Methods

Please vote using one of the following advance voting methods. Make sure to have your proxy card or voting instruction form in hand and follow the instructions.

SHAREOWNERS OF RECORD
(shares registered on the books of the Company via Computershare)

 **Internet**
www.investorvote.com/coca-cola

 **Telephone**
Call 1-800-652-VOTE or the telephone number on your proxy card

 **Mail**
Sign, date and return your proxy card

BENEFICIAL OWNERS
(shares held through your bank or brokerage account)

 **Internet**
www.proxyvote.com

 **Telephone**
Call 1-800-454-8683 or the telephone number on your voting instruction form

 **Mail**
Sign, date and return your voting instruction form

Not all beneficial owners may vote at the web address and phone number provided above. If your control number is not recognized, please refer to your voting instruction form for specific voting instructions.

3

REFRESH THE WORLD. MAKE A DIFFERENCE.

Our Company

The Coca-Cola Company (the “Company”) is a total beverage company with products sold in more than 200 countries and territories. Our Company’s purpose is to refresh the world and make a difference. Our brands include:



SPARKLING SOFT DRINKS Coca-Cola, Diet Coke/Coca-Cola Light, Coca-Cola Zero Sugar, Fanta, Fresca, Schweppes*, Sprite, Thums Up



WATER, ENHANCED WATER AND SPORTS DRINKS Aquarius, Ciel, Dasani, glacéau smartwater, glacéau vitaminwater, Ice Dew, I LOHAS, Powerade, Topo Chico



JUICE, DAIRY AND PLANT-BASED BEVERAGES AdeS, Del Valle, fairlife, innocent, Minute Maid, Minute Maid Pulpy, Simply



TEA AND COFFEE Ayataka, Costa, doğadan, FUZE TEA, Georgia, Gold Peak, HONEST TEA, Kochakaden

* Schweppes is owned by the Company in certain countries outside the United States.

THE COCA-COLA SYSTEM

We are a global business that operates on a local scale, in every community where we do business. We are able to create global reach with local focus because of the strength of the Coca-Cola system, which comprises our Company and our approximately 225 bottling partners worldwide.

OUR GLOBAL REACH

Beverage products bearing our trademarks, sold in the United States since 1886, are now sold in more than 200 countries and territories.

- Our network of independent bottling partners, distributors, wholesalers and retailers, as well as our consolidated bottling and distribution operations — is the world’s largest nonalcoholic beverage distribution system.
- Consumers enjoy finished beverage products bearing trademarks owned by or licensed to us at a rate of 1.9 billion servings a day.

LEARN MORE ABOUT OUR COMPANY

You can learn more about the Company by visiting our website, **www.coca-colacompany.com**.

We also encourage you to read our latest Form 10-K, available at **www.coca-colacompany.com/annual-meeting-of-shareowners.**

The Company’s principal executive offices are located at One Coca-Cola Plaza, Atlanta, Georgia 30313.

GUIDED BY OUR PURPOSE
REFRESH THE WORLD. MAKE A DIFFERENCE.
LOVED BRANDS
DONE SUSTAINABLY
FOR A BETTER SHARED FUTURE
ROOTED IN OUR STRATEGY
TOPLINE
BRAND BUILDING
INNOVATION/ M&A
REVENUE GROWTH MANAGEMENT
EXECUTION
RETURNS
CASH FLOW GENERATION
RESOURCE ALLOCATION
MARGIN EXPANSION
ASSET OPTIMIZATION
KEY OBJECTIVES
WIN MORE CONSUMERS
GAIN MARKET SHARE
STRONG SYSTEM ECONOMICS
STRENGTHEN STAKEHOLDER IMPACT
EQUIP THE ORGANIZATION TO WIN



















2020 Financial Highlights

REVENUE PERFORMANCE		OPERATING INCOME PERFORMANCE		EARNINGS PER SHARE		CASH FLOW	
(11)%	**(9)%**	**(11)%**	**0%**	**$1.79**	**$1.95**	**$9.8 BILLION**	**$8.7 BILLION**
Reported Net Operating Revenue	Organic Revenues (Non-GAAP)	Reported Operating Income	Comparable Currency Neutral Operating Income (Non-GAAP)	Reported EPS	Comparable EPS (Non-GAAP)	Cash from Operations	Free Cash Flow (Non-GAAP)

Organic revenues is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural changes, as applicable, and the impact of changes in foreign currency exchange rates. Comparable currency neutral operating income is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability and the impact of changes in foreign currency exchange rates. Comparable EPS is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability. Free cash flow is a non-GAAP financial measure that represents net cash provided by operating activities less purchases of property, plant and equipment. See **Annex C** for a reconciliation of non-GAAP financial measures to our results as reported under accounting principles generally accepted in the United States ("GAAP").

2020 Business Highlights

Throughout 2020, the effects of the COVID-19 pandemic and the related actions by governments around the world to attempt to contain the spread of the virus impacted our business. In particular, the outbreak and preventive measures taken to contain COVID-19 negatively impacted our unit case volume and our price, product and geographic mix in all of our operating segments, primarily due to unfavorable channel and product mix as consumer demand shifted to more at-home versus away-from-home consumption. The challenges posed by the global pandemic were significant, but our Company proved resilient, acting with agility to adapt our business and accelerate our strategic transformation. Important highlights from the year include:

	**BUILDING A NETWORKED ORGANIZATION**	In August 2020, the Company announced strategic steps to transform our organizational structure to better enable us to capture growth in the fast, changing marketplace. The Company is building a networked global organization designed to combine the power of scale with deep knowledge required to win locally. We created nine operating units under our existing geographic segments, five global marketing category leadership teams, and a new Platform Services organization to drive greater standardization and simplification, with technology and data at the forefront. Approximately 47% of positions changed in the organizational refresh process, excluding the Bottling Investments and Global Ventures operating segments.
	**OPTIMIZED BRAND PORTFOLIO**	We conducted a portfolio rationalization process with the objective of reducing our product offerings to a tailored collection of global, regional and local brands with the potential for greater growth. As a result, we streamlined our portfolio from approximately 400 to 200 master brands.
	**BUILDING LOVED BRANDS**	During 2020, the Company prioritized our core brands. We gained underlying market share in both at-home and away-from-home channels. We undertook a global initiative to improve marketing efficiency and effectiveness, with a goal of eliminating duplication and optimizing spending to increase effectiveness and fuel reinvestment in our brands. We also created a framework for more disciplined innovation, focusing on scalable initiatives with defined criteria for success. We chose to lead with big global bets, while also continuing to support and nurture regional plays and pursue intelligent local experimentation.
	**DIGITAL EXECUTION**	We have been digitizing our organization for several years, but the global pandemic expedited the ongoing shift to a digital world. We took actions across the globe to step up execution. In the United States, we innovated with touchless Freestyle equipment. We also leveraged existing pockets of excellence in e-commerce by adding outlets and expanding our myCoke B2B platform to new markets. We increased the presence of our multi-platform venture Wabi, which connects our system and other consumer product companies to store owners and consumers through an ecosystem of digital apps. Wabi is now available in 23 cities across five continents.
	**ENHANCED SYSTEM COLLABORATION**	The health of our bottling system is crucial to our success. During 2020, we worked closely with our bottling partners through the crisis, including global and regional system meetings with leadership. We shared best practices and collaborated more closely across our supply chain. We captured efficiencies, enhanced execution across channels and leveraged digital data.
	**PROGRESS TOWARD A BETTER SHARED FUTURE**	In 2020, we remained grounded in our environmental, social and governance ("ESG") work, which creates value for a broad spectrum of stakeholders. We joined several multi-stakeholder initiatives, including the Water Resilience Coalition, a CEO-led initiative to reduce water stress by 2050. We contributed to COVID-19 relief around the world and continued to focus on racial equity, including the introduction of our global social justice framework, as described below. We accomplished our goal to empower five million women by 2020, creating shared value for these women, their families and communities, while growing our business through their involvement in both retail and distribution businesses.

Emerging Stronger from the COVID-19 Pandemic

We recognize the human tragedy of the COVID-19 pandemic. Our foremost priority during the pandemic has been the health, safety and security of our employees and the employees of our supplier and bottling partners, our customers, and the communities where we live and operate. Our approach is grounded in our Company's purpose, which ensures that we continuously strive to make a difference for people in our communities and in our workplaces.

 ## PEOPLE

We have focused on ensuring a safe environment for employees and supporting employees as they balance life challenges resulting from the pandemic. Since March 2020, the majority of office-based employees have worked remotely, and we have suspended almost all travel.

To ensure we can continue to make the beverages our consumers desire, our production and distribution facilities have operated throughout the pandemic. We have adjusted their ways of working to protect everyone's safety and well-being, including additional cleaning and sanitation routines, providing personal protective equipment, creating electronic health attestation forms, reducing person-to-person interactions and implementing the use of split shifts. We have reinforced hygiene and exposure guidelines with employees, in line with guidance from local health officials.

 ## COMMUNITY

The Coca-Cola system, including The Coca-Cola Foundation, has provided more than $90 million to date to support COVID-19 relief efforts in communities around the world, benefitting more than 25 million people through 125 organizations in 118 countries and territories. We took immediate actions to address health and other urgent needs, and we are continuing to support the recovery by investing in our communities.

HEALTH SUPPORT AND PERSONAL PROTECTIVE EQUIPMENT

- Nearly $14 million provided in support of global COVID-19 relief efforts to Red Cross National Societies around the world, impacting 7.5 million people by providing hospitals with critical medical equipment and supplies and supporting community relief programs targeting the vulnerable.

- In Ghana, we worked with Plan International to provide an uninterrupted supply of water and access to liquid soap. 8,000 people received soap, face masks and hand sanitizer, and three districts now have an uninterrupted supply of water in schools, health centers and public areas.

- Concentrate plants in Brazil, Ireland, Japan, Puerto Rico and Swaziland and bottlers in countries including Uganda, Ethiopia, Germany, Kenya, South Africa, Turkey, Belgium and the United States produced and/or bottled sanitizer in collaboration with local health agencies and other partners.

- The Coca-Cola Company's North America business unit partnered with **MakersRespond.org** to donate more than 100,000 pounds of plastic, along with logistics and supply chain support, to make 126 million plastic face shields. The plastic shields were donated to hospitals, first responders, state

governments and community programs in more than 25 U.S. states.

- In India, Bangladesh, Nepal and Sri Lanka we supported front-line workers with COVID-19 response personal protective equipment kits. So far, the Company's $10 million support has impacted over one million people and more than 80 hospitals and health care facilities.

To learn more about our support for local communities during the pandemic, visit **www.coca-colacompany.com/news/coronavirus-local-actions**.

 ## BUSINESS

During times of crisis, business continuity and adapting to the needs of our customers are critical. We deployed global and regional teams to monitor the rapidly evolving situation in each of our local markets and recommended risk mitigation actions. We have developed system-wide knowledge-sharing routines and processes, which include the management of any supply chain challenges. We are moving with speed to best serve our customers impacted by COVID-19. In partnership with our bottlers and retail customers, we are working to ensure adequate inventory levels in key channels while prioritizing core brands, key packages and consumer affordability. We are increasing investments in e-commerce to support retailer and meal delivery services, shifting toward package sizes that are fit-for-purpose for online sales, and shifting more consumer and trade promotions to digital.

The Board and its committees have been actively overseeing the Company's response to and risk management of the ongoing COVID-19 pandemic. See **page 26** for information regarding the Board's oversight of COVID-19.

Human Capital

Our people and culture agendas are critical business priorities, and we strive to be a global employer of choice that attracts high-performing talent with the passion, skills and mindsets to drive us on our journey to refresh the world and make a difference. We are committed to building an equitable and inclusive culture that inspires and supports the growth of our employees, serves our communities and shapes a more sustainable business.

OUR HUMAN CAPITAL PILLARS



CULTURE AND ENGAGEMENT

We are taking deliberate action to foster a growth culture that is grounded in our Company purpose: to refresh the world and make a difference. We strive to act with a growth mindset, take an expansive approach to what's possible and believe in continuous learning to improve our business and ourselves. We focus on four key growth behaviors – being curious, empowered, inclusive and agile – and value how we work as much as what we achieve. We believe our culture enables our Company strategy and shapes employee experiences.



LEADERSHIP, TALENT AND DEVELOPMENT

Our strategy is anchored in promoting the right internal talent and hiring the right external talent for career opportunities across our networked organization. We are focused on hiring and developing talent that mirrors the markets we serve, and investing in inspirational leadership, learning opportunities and capabilities that equip our global workforce with the skills they need while improving engagement and retention. We expect our leaders to be role models and lead in a way that enables our organization to achieve success and win in the future. We recognize that one size does not fit all, and we are committed to creating an employee experience that is locally relevant and also provides the global breadth of learning and growth that our employees expect and deserve.



DIVERSITY, EQUITY AND INCLUSION

We believe that a diverse, equitable and inclusive workplace that mirrors the markets we serve is a strategic business priority that is critical to the Company's success. We take a comprehensive view of diversity and inclusion across different races, ethnicities, tribes, religions, socioeconomic backgrounds, generations, abilities and expressions of gender and sexual identity. We are continuing to put our resources and energy into strategies and initiatives to create a more equitable environment. Guided by our purpose, we have developed a global social justice plan that addresses the important role we play in engaging stakeholders, employees and other business leaders.



HUMAN RIGHTS

Respect for human rights is a fundamental value of our Company. We strive to respect and promote human rights in accordance with the United Nations Guiding Principles on Business and Human Rights in our relationships with our employees, suppliers and independent bottlers. Our aim is to help increase the enjoyment of human rights within the communities in which we operate.



BUSINESS INTEGRITY

Our Codes of Business Conduct are grounded in our commitment to do the right thing. They serve as the foundation of our approach to ethics and compliance, and our anti-corruption compliance program is focused on conducting business in a fair, ethical and legal manner.

2020 NOTABLE ACCOLADES

Ranked 12th on FORTUNE's annual ranking of the **World's Most Admired Companies**, marking the 13th consecutive year in the top 20

Included in the **Bloomberg 2020 Gender-Equality Index** as a company committed to supporting gender equality through policy development, representation and transparency

Earned a 100% score on the **Human Rights Campaign's Corporate Equality Index** for the 14th consecutive year

Ranked 5th on Forbes America's **Best Employers for Women 2020**

Recognized by Disability Equality Index as one of the **Best Places to Work for Disability Inclusion**

Listed in LATINA Style's **2020 Top 50 Best Companies for Latinas to Work in the U.S.**

Named Top Ten Company on **As You Sow's combined scorecards** that benchmark public disclosures of racial justice and workplace diversity, equity and inclusion

 Our people and culture agendas are also key priorities of the Board. Through the Talent and Compensation Committee, the Board provides oversight of the Company's policies and strategies relating to talent, leadership and culture, including diversity, equity and inclusion. See **page 26** for information regarding the Board's oversight of Human Capital.

SPOTLIGHT ON DIVERSITY, EQUITY AND INCLUSION

The events of 2020 made it clear there is much more work to do, both inside and outside our Company, to address social and cultural inequities. Throughout the year, we provided opportunities for our employees to make a difference – by offering Election Day as an additional one-time paid holiday in the United States as well as by advocating and supporting the passage of hate crime legislation. In addition, we increased our global social justice efforts, primarily focusing on racial equity. In the United States, we started implementing a multi-faceted racial equity plan, which set ten-year employee representation goals that reflect the country's racial and ethnic diversity. In Brazil, the Company convened a coalition of nearly a dozen companies focused on creating concrete actions to advance social justice and racial equity. In Europe, we established an external anti-racism advisory panel with ten racial equity experts to help develop an action plan.

SOCIAL JUSTICE FRAMEWORK

- Four pillars:
  - ✔ **Listening –** engagement with employees and stakeholders
  - ✔ **Leading –** policies and communications that address inequities
  - ✔ **Investing –** talent investments, volunteerism and community giving
  - ✔ **Advocating –** convening power to make a difference
- Strong leadership commitment to diversity, equity and inclusion
- Five-year commitment to increase spending with Black-owned businesses in the U.S. by at least $500 million

DISCLOSING PROGRESS

2030 aspirations:

- **50%** led by women globally
- Mirror U.S. census data* at all job grade levels for roles in the U.S.

  13% Black
  18% Hispanic
  6% Asian

- Publish **diversity representation and EEO-1 data** in our 2020 Business & Sustainability Report

HIRING, RECRUITING & DEVELOPMENT

- Updated recruiting and hiring strategies, deploying tools to remove bias
- Enhanced Global Women's Leadership Council's sponsorship program for female talent
- Accelerated deployment of digital tools for learning and development
- Launched multi-year global diversity, equity and inclusion education plan

3 internal Diversity Leadership Councils

8 internal Business Resource Groups

STRONG EQUAL OPPORTUNITY PROGRAMS

- Conducted pay equity analyses in the U.S. for many years and extended analysis in 2019 for gender globally
- Conduct adverse impact analyses on pay to ensure equitable treatment and practices

*   Our 2030 aspirations will be updated to reflect new U.S. census data when available.

Sustainability

In everything we do, we aim to create a more sustainable business and better shared future that make a difference in people's lives, communities and the planet. We recognize that the sustainability of our business is directly linked to the sustainability of the communities we serve, and that's why our approach is guided by our purpose: to refresh the world and make a difference.

Working collaboratively with our bottling partners and stakeholders at every stage of our value chain, we look to integrate sustainability and ESG considerations into our daily actions. For example, we share best practices and knowledge across the Coca-Cola system to build business resiliency and better manage water resources. From ingredient sourcing to packaging recovery to women's economic empowerment, we strive to create shared opportunities through growth in every corner of the world, with an ongoing focus on building inclusion and increasing people's access to equal opportunities.

We have a responsibility to use water respectfully and efficiently. For us, that means being water balanced by replenishing to communities and nature more water than we use in the manufacture of our beverages and improving water security where it is needed most.

We're listening to consumers and understand that people around the world have an increased interest in managing the food and beverages they consume. Within our portfolio of growth brands, we're taking action to reduce added sugar by offering consumers more choices with less sugar, reducing packaging sizes, and promoting our low- and no-calorie beverages, all while providing clear nutrition information so our consumers can make informed choices.

Food and beverage packaging is an important part of our modern lives, yet the world has a packaging waste problem. Our vision is to make packaging part of a circular economy, and our World Without Waste initiative is a clear strategy with commitments to recover a bottle or can for every one we sell by 2030 – and then to recycle and reuse. To support these efforts, the Coca-Cola system has set a goal to reduce virgin PET plastic usage by a cumulative 3 million metric tons by 2025, based on the projected growth of the system's virgin PET use.

We're also taking action against climate change by setting a Coca-Cola system science-based target to reduce greenhouse gas emissions 25% across the entire value chain by 2030 as compared to a 2015 baseline. We support a vision to be net zero carbon by 2050, and our science-based target is a critical milestone that supports this longer-term ambition.

To learn more about the Company's sustainability efforts, including our comprehensive sustainability commitments, please view our current Business & Sustainability Report on the Company's website, by visiting **www.coca-colacompany.com/sustainable-business**.

 **WATER STEWARDSHIP** — We strive to replenish water back to nature and communities, improve efficiency and treat wastewater to high standards.

 **SUGAR REDUCTION** — We are offering more choices with less sugar, reducing packaging sizes and providing clear nutrition information.

 **WORLD WITHOUT WASTE** — Our vision is to make packaging part of a circular economy.

 **CLIMATE** — We look for ways to reduce our carbon footprint across the Coca-Cola value chain.

 **SUSTAINABLE AGRICULTURE** — Our goal is to source all of our priority ingredients sustainably.

 **SHARED FUTURE** — We aim to improve people's lives and create a better shared future for our communities and the planet.

 The Board, through the ESG and Public Policy Committee, oversees the Company's sustainability strategies and initiatives, including the Company's short and long-term goals. See **page 26** for information regarding the Board's oversight of sustainability.

4
VOTING ROADMAP

ITEM

1

ELECTION OF DIRECTORS

The Board of Directors and the Committee on Directors and Corporate Governance believe that the 12 Director nominees possess the necessary qualifications and experiences to provide quality advice and counsel to the Company's management and effectively oversee the business and the long-term interests of shareowners.



Our Board recommends a vote FOR each Director nominee

 **See page 15** for further information

---

ITEM

2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Company seeks a non-binding advisory vote to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis beginning on **page 46** and the Compensation Tables beginning on **page 66**.



Our Board recommends a vote FOR this item

 **See page 45** for further information

---

ITEM

3

RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS

The Board of Directors and the Audit Committee believe that retention of Ernst & Young LLP to serve as the Independent Auditors for the fiscal year ending December 31, 2021 is in the best interest of the Company and its shareowners. As a matter of good corporate governance, shareowners are being asked to ratify the Audit Committee's selection of the Independent Auditors.



Our Board recommends a vote FOR this item

 **See page 84** for further information

---

ITEM

4

SHAREOWNER PROPOSAL

Vote on a shareowner proposal on sugar and public health, if properly presented at the 2021 Annual Meeting of Shareowners.



Our Board recommends a vote AGAINST the shareowner proposal

 **See page 87** for further information

Our 2021 Director Nominees



HERBERT A. ALLEN, 80
President, Chief Executive Officer and Director, Allen & Company Incorporated
Tenure: 39 years
Other Public Boards: 0
Committee Membership
F M E

DAVID B. WEINBERG, 69
Chairman and Chief Executive Officer, Judd Enterprises, Inc.
Tenure: 6 years
Other Public Boards: 0
Committee Membership
A M

MARC BOLLAND, 61
Head of European Portfolio Operations, The Blackstone Group Inc.
Tenure: 6 years
Other Public Boards: 1
Committee Membership
A P

CAROLINE J. TSAY, 39
Chief Executive Officer and Director, Compute Software, Inc.
Tenure: 3 years
Other Public Boards: 1
Committee Membership
A P

ANA BOTÍN, 60
Executive Chair, Banco Santander, S.A.
Tenure: 8 years
Other Public Boards: 4[1]
Committee Membership
D F

JAMES QUINCEY, 56
Chairman and Chief Executive Officer, The Coca-Cola Company
Tenure: 4 years
Other Public Boards: 1
Committee Membership
E

CHRISTOPHER C. DAVIS, 55
Chairman, Davis Selected Advisers–NY, Inc.
Tenure: 3 years
Other Public Boards: 4[2]
Committee Membership
T F

MARIA ELENA LAGOMASINO, 71
Lead Independent Director
Chief Executive Officer and Managing Partner, WE Family Offices
Tenure: 12 years
Other Public Boards: 1
Committee Membership
T D M

BARRY DILLER, 79
Chairman of the Board and Senior Executive, IAC/InterActiveCorp and Expedia Group, Inc.
Tenure: 19 years
Other Public Boards: 3
Committee Membership
D F M E

ROBERT A. KOTICK, 58
Chief Executive Officer and Director, Activision Blizzard, Inc.
Tenure: 9 years
Other Public Boards: 1
Committee Membership
F M

ALEXIS M. HERMAN, 73
Chair and Chief Executive Officer, New Ventures LLC
Tenure: 13 years
Other Public Boards: 3
Committee Membership
T P

HELENE D. GAYLE, 65
Chief Executive Officer, The Chicago Community Trust
Tenure: 8 years
Other Public Boards: 3
Committee Membership
T P

INDEPENDENT

A Audit Committee
T Talent and Compensation Committee
D Committee on Directors and Corporate Governance

F Finance Committee
M Management Development Committee

P ESG and Public Policy Committee
E Executive Committee

● Chair
● Member

---

[1]   Includes Santander UK Group Holdings plc, Santander UK plc and Santander Holdings USA, Inc., which are wholly owned subsidiaries of Banco Santander, S.A.

[2]   Includes investment company directorships in Selected Funds, Davis Funds and Clipper Funds Trust, three fund complexes which are advised by Davis Selected Advisers, L.P. and other entities controlled by Davis Selected Advisers, L.P.

Snapshot of 2021 Director Nominees

BUILDING THE RIGHT BOARD FOR THE COCA-COLA COMPANY

Nominee Demographics



TENURE 10.8 Years Average
- **4** >10 Years
- **2** 0-3 Years
- **3** 4-7 Years
- **3** 8-10 Years

AGE 64.3 Years Average
- **4** >70 Years
- **5** ≤60 Years
- **3** 61-70 Years

DIVERSITY 42% Women
- **3** Women Committee Chairs
- **4** Ethnic/ Racial Diversity
- **3** Citizen of Another Country

Nominee Attributes and Skills

THE RIGHT ATTRIBUTES TO OVERSEE THE BUSINESS



12 out of 12

All Director nominees exhibit:
- High integrity
- An appreciation of multiple cultures
- A commitment to sustainability and social issues
- Innovative thinking
- A proven record of success
- Knowledge of corporate governance requirements and practices

THE RIGHT SKILLS TO CONSTRUCTIVELY CHALLENGE MANAGEMENT AND GUIDE OUR STRATEGY

 **12 out of 12**
High Level of Financial Experience

 **8 out of 12**
Marketing Experience

 **7 out of 12**
Governmental or Geopolitical Expertise

 **9 out of 12**
Broad International Exposure/ Emerging Market Experience

 **4 out of 12**
Extensive Knowledge of the Company's Business and/or Industry

 **12 out of 12**
Relevant Senior Leadership/Chief Executive Officer Experience

 **12 out of 12**
Risk Oversight/Management Expertise

 **6 out of 12**
Innovation/Technology Experience

Governance Highlights

We are committed to good corporate governance, which promotes the long-term interests of shareowners, strengthens Board and management accountability, and helps build public trust in the Company. The Governance section beginning on **page 15** describes our governance framework, which includes the following highlights:

BOARD PRACTICES
- 10 of 12 Director nominees independent
- Demonstrated commitment to Board refreshment (since 2015, five new Directors have joined and eight Directors have rolled off)
- Demonstrated commitment to periodic committee refreshment and committee chair succession (since 2019, new chairs of the Committee on Directors and Corporate Governance, and Talent and Compensation, Audit and Executive Committees have been appointed)
- Robust Director nominee selection process
- Regular Board, committee and Director evaluations

- Annual election of Directors with majority voting standard
- Lead Independent Director elected by the independent Directors
- Independent Audit, Compensation and Governance Committees
- Regular executive sessions of non-employee Directors
- Strategy and risk oversight by full Board and committees

SHAREOWNER MATTERS
- Long-standing, active shareowner engagement
- Annual "say on pay" advisory vote
- Majority voting with resignation policy for Directors in uncontested elections

- Proxy access right
- Shareowner right to call special meetings

OTHER BEST PRACTICES
- Long-standing commitment to sustainability and other ESG matters
- Board oversight of human capital management and culture, including diversity, equity and inclusion
- Transparent public policy engagement
- Stock ownership guidelines for executives and stock holding requirements for Directors
- Anti-hedging, anti-short sale and anti-pledging policies
- Clawback policy for incentive awards

Compensation Highlights

 **EXECUTIVE PAY ACTIONS IN RESPONSE TO COVID-19**

Given the timing of our fiscal year, the Talent and Compensation Committee approved the annual and long-term incentive plan designs, including setting rigorous performance metrics and targets, in February 2020, prior to the identification of COVID-19 as a pandemic by the World Health Organization with significant public health and global economic implications. The Talent and Compensation Committee monitored the impact of COVID-19 throughout the remainder of the year, holding regular meetings with its independent compensation consultant, Meridian Compensation Partners, LLC ("Meridian"). In February 2021, the Talent and Compensation Committee considered management's performance in light of COVID-19, taking into account performance against the pre-established targets, performance against peers, overall organizational health, and leadership in the face of unexpected challenges. The Talent and Compensation Committee determined to take the following actions, which are summarized below and explained in more detail in the Compensation Discussion and Analysis beginning on **page 46**.

Annual Incentive

While the Company entered 2020 with solid momentum, coming off of strong results in 2019, the unexpected and unprecedented impacts of the COVID-19 pandemic resulted in the minimum threshold level of performance not being achieved with respect to the 2020 annual incentive performance measures applicable to the Named Executive Officers. Accordingly, there was no payout under the Company's Performance Incentive Plan. After review, the Talent and Compensation Committee approved a special one-time incentive payment to the senior executives, including the Named Executive Officers, equating to 30% of their annual target bonus amount that had been set in February 2020 under the Performance Incentive Plan, consistent with the maximum amount typically designated for individual performance contributions. The Talent and Compensation Committee determined this was appropriate based on improved performance trends in the second half of the year, the resilience of leaders in the face of the COVID-19 pandemic, and strategic efforts to drive the reorganization of the Company. See **page 55** for details describing leadership accomplishments for 2020. The Talent and Compensation Committee also considered the fact that discretionary incentive payments were made to non-executive employees under a one-time broad-based program intended to reward performance during the pandemic.

Long-Term Incentive

The effects of the pandemic also impacted the performance measures in the outstanding performance share unit programs. Results for the 2018-2020 performance period were certified at 54% but were trending to pay near 115% in early 2020, prior to the impact of COVID-19. Results for the 2019-2021 and 2020-2022 performance periods are currently both trending below target. After review, the Talent and Compensation Committee determined not to adjust or reset performance measures in any of the performance share unit programs despite the negative and unexpected impact of the pandemic on the Company's business performance.

2021 Compensation Programs

The Company is continuing with its current incentive programs for Named Executive Officers in 2021. In addition, in February 2021, the Talent and Compensation Committee approved a special emerging stronger performance share unit award to approximately 1,000 employees, including the Named Executive Officers, designed to motivate and reward employees to continue to drive Company performance, emerge stronger from the pandemic and accelerate the Company's transition to become a networked global organization. The one-time special award comprises less than 15% of the Company's total annual long-term award incentive. The ultimate value, if any, of the special award is contingent upon the achievement of an earnings per share performance measure that rewards pre-COVID-19 level results over a two-year performance period, and it includes a relative total shareowner return modifier.

5
GOVERNANCE

ITEM 1

ELECTION OF DIRECTORS

 **WHAT AM I VOTING ON?**

The Board of Directors, upon the recommendation of the Committee on Directors and Corporate Governance, has nominated the following 12 Directors for election to the Board for a one-year term. If elected, each Director nominee will hold office until the 2022 Annual Meeting of Shareowners and until his or her successor is elected and qualified.



Your Board recommends a vote FOR each nominee

- Herbert A. Allen
- Marc Bolland
- Ana Botín
- Christopher C. Davis
- Barry Diller
- Helene D. Gayle
- Alexis M. Herman
- Robert A. Kotick
- Maria Elena Lagomasino
- James Quincey
- Caroline J. Tsay
- David B. Weinberg

All nominees are independent under the New York Stock Exchange ("NYSE") corporate governance rules, except Herbert A. Allen and James Quincey (see Director Independence and Related Person Transactions beginning on **page 39**).

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if any nominee should become unable for any reason or unwilling for good cause to serve, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of Directors.

Board Membership Criteria

The Board and the Committee on Directors and Corporate Governance believe that there are general qualifications that all Directors must exhibit and other key qualifications and experiences that should be represented on the Board as a whole but not necessarily by each individual Director.

QUALIFICATIONS REQUIRED OF ALL DIRECTORS

The Board and the Committee on Directors and Corporate Governance require that each Director be a recognized person of high integrity with a proven record of success in his or her field and be able to devote the time and effort necessary to fulfill his or her responsibilities to the Company. Each Director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition, potential Director candidates are interviewed to assess intangible qualities, including the individual's ability to ask difficult questions and, simultaneously, to work collegially.

CONSIDERATION OF DIVERSITY

The Board does not have a specific diversity policy but fully appreciates the value of Board diversity. Diversity is important because having a variety of points of view improves the quality of dialogue, contributes to a more effective decision-making process and enhances overall culture in the boardroom.

In evaluating candidates for Board membership, the Board and the Committee on Directors and Corporate Governance consider many factors based on the specific needs of the business and what is in the best interests of the Company's shareowners. This includes diversity of professional experience, race, ethnicity, gender, age and cultural background. In addition, the Board and the Committee on Directors and Corporate Governance focus on how the experiences and skill sets of each Director nominee complement those of fellow Director nominees to create a balanced Board with diverse viewpoints and deep expertise.

KEY QUALIFICATIONS AND EXPERIENCES TO BE REPRESENTED ON THE BOARD

The Board has identified key qualifications and experiences that are important to be represented on the Board as a whole, in light of the Company's business strategy and expected future business needs. The table below summarizes how these key qualifications and experiences are linked to our Company's business.

Business Characteristics	Key Qualifications and Experiences
The Company's business is multifaceted and involves complex financial transactions in many countries and in many currencies.	**High level of financial experience**
	Relevant senior leadership/Chief Executive Officer experience
Marketing and innovation are core focuses of the Company's business, and the Company seeks to develop and deploy the world's most effective marketing and innovative products and technology.	**Marketing experience**
	Innovation/technology experience
The Company's business is truly global and multicultural, with its products sold in more than 200 countries and territories around the world.	**Broad international exposure/ emerging market experience**
The Company's business requires compliance with a variety of regulatory requirements across a number of countries and relationships with various governmental entities and non-governmental organizations.	**Governmental or geopolitical expertise**
The Company's business is a complicated global enterprise, and most of the Company's products are manufactured and sold by bottling partners around the world.	**Extensive knowledge of the Company's business and/or industry**
The Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.	**Risk oversight/ management expertise**

Director Nomination Process



1

Sources for Candidate Pool

- Directors
- Management
- Shareowners
- Independent search firm
- Self-nominated

2

In-Depth Review by Committee on Directors and Corporate Governance

- Screen qualifications
- Examine overall Board composition and balance
- Review independence and potential conflicts
- Consider diversity

3

Recommend Slate of Nominees

4

Full Board Review

5

Board Nomination/ Shareowner Election

RESULT
We have added five highly qualified Directors in the past six years.

The Committee on Directors and Corporate Governance is responsible for recommending to the Board a slate of nominees for election at each Annual Meeting of Shareowners. The Committee on Directors and Corporate Governance considers a wide range of factors when assessing potential Director nominees. This assessment includes a review of the potential nominee's judgment, experiences, independence, understanding of the Company's business or other related industries and such other factors as the Committee concludes are pertinent in light of the current needs of the Board. A potential nominee's qualifications are considered to determine whether they meet the qualifications required of all Directors and the key qualifications and experiences to be represented on the Board, as described above. Further, the Committee on Directors and Corporate Governance assesses how each potential nominee would impact the skills and experiences represented on the Board as a whole in the context of the Board's overall composition and the Company's current and future needs.

BOARD COMPOSITION AND REFRESHMENT

When recommending to the Board the slate of Director nominees for election at the Annual Meeting of Shareowners, the Committee on Directors and Corporate Governance strives to maintain an appropriate balance of tenure, turnover, diversity and skills on the Board.

The Board believes that refreshment, including periodic committee rotation, is important to help ensure that Board composition is aligned with the needs of the Company and the Board as our business evolves over time, and that fresh viewpoints and perspectives are regularly considered. The Board also believes that over time Directors develop an understanding of the Company and an ability to work effectively as a group. Because this provides significant value, a degree of continuity year-over-year is beneficial to shareowners and generally should be expected.

Directors are elected each year, at the Annual Meeting of Shareowners, to hold office until the next Annual Meeting of Shareowners and until their successors are elected and qualified. Because term limits could cause the loss of experience or expertise important to the optimal operation of the Board, there are no absolute limits on the length of time that a Director may serve, but the Committee on Directors and Corporate Governance and the Board consider the tenure of Directors as one of several factors in nomination decisions. In addition, the Committee on Directors and Corporate Governance evaluates the qualifications and performance of each incumbent Director before recommending the nomination of that Director for an additional term. Furthermore, pursuant to our Corporate Governance Guidelines, Directors whose job responsibilities change or who reach the age of 74 are asked to submit a letter of resignation to the Board. These letters are considered by the Board and, if applicable, annually thereafter. In 2020, the Committee on Directors and Corporate Governance reviewed the Director nominees who were 74 years of age or older and determined to recommend them for reelection based on their skills, qualifications and experiences.

SHAREOWNER-RECOMMENDED DIRECTOR CANDIDATES

Shareowners who would like the Committee on Directors and Corporate Governance to consider their recommendations for nominees for the position of Director should submit their recommendations in writing by mail to the Committee on Directors and Corporate Governance in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to **asktheboard@coca-cola.com**. Recommendations by shareowners that are made in accordance with these procedures will receive the same consideration by the Committee on Directors and Corporate Governance as other suggested nominees.

SHAREOWNER-NOMINATED DIRECTOR CANDIDATES

We have a "Proxy Access for Director Nominations" by-law. The proxy access by-law permits a shareowner, or a group of up to 20 shareowners, owning 3% or more of the Company's outstanding Common Stock continuously for at least three years to nominate and include in the Company's proxy materials Director nominees constituting up to two individuals or 20% of the Board (whichever is greater), provided that the shareowner(s) and the nominee(s) satisfy the requirements specified in Article I, Section 12 of our By-Laws. See question 30 on **page 97** for more information.

MAJORITY VOTING STANDARD

Our By-Laws provide that, in an election of Directors where the number of nominees does not exceed the number of Directors to be elected, each Director must receive the majority of the votes cast with respect to that Director. If a Director does not receive a majority vote, he or she has agreed that he or she would submit a letter of resignation to the Board. The Committee on Directors and Corporate Governance would make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board would act on the resignation taking into account the recommendation of the Committee on Directors and Corporate Governance, which would include consideration of the vote and any relevant input from shareowners. The Board would publicly disclose its decision and its rationale within 100 days of the certification of the election results. The Director who tenders his or her resignation would not participate in the decisions of the Committee on Directors and Corporate Governance or the Board that concern the resignation.

Biographical Information About Our Director Nominees

Included in each Director nominee's biography that follows is a description of the five key qualifications and experiences of such nominee. Many of our Director nominees have more than five qualifications, and the aggregate number for all Director nominees is reflected on **page 13**. The Board and the Committee on Directors and Corporate Governance believe that the combination of the various qualifications and experiences of the Director nominees would contribute to an effective and well-functioning Board and that, individually and as a whole, the Director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.



Herbert A. Allen

Age: 80
Director since: 1982

Committees:
• Finance
• Management Development **(Chair)**
• Executive

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards: None

Previous Public Company Boards (Past Five Years): None

CAREER HIGHLIGHTS

• **Allen & Company Incorporated,** a privately held, preeminent investment firm focused on the media, entertainment, technology and other innovative industries
  ○ **Since 1966** President, Chief Executive Officer and Director
• **Convera Corporation**, a company that used technology to help clients build an online community and increase their Internet advertising revenues
  ○ **2000 to 2009** Director

KEY QUALIFICATIONS AND EXPERIENCES

High Level of Financial Experience Extensive experience in venture capital, underwriting, mergers and acquisitions, private placements and money management services at Allen & Company Incorporated. Supervises Allen & Company Incorporated's principal financial and accounting officers on all matters related to the firm's financial position and results of operations and the presentation of its financial statements.

Relevant Senior Leadership/Chief Executive Officer Experience President and Chief Executive Officer of Allen & Company Incorporated.

Marketing Experience Significant marketing experience through ownership of a controlling interest and management of Columbia Pictures from 1973 to 1982 and through a nine-year public company directorship at Convera Corporation.

Extensive Knowledge of the Company's Business and/or Industry Director of the Company since 1982, and through Allen & Company Incorporated, has served as financial advisor to the Company and its bottling partners on numerous transactions.

Risk Oversight/Management Expertise Extensive experience managing risk as President and Chief Executive Officer of Allen & Company Incorporated, including overseeing and advising on principal investments, investing in companies with an international and emerging market presence, public and private capital markets transactions and merger and acquisition transactions.

Marc Bolland *INDEPENDENT*



Age: 61
Director since: 2015

Committees:
• Audit
• ESG and Public Policy

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:
Exor N.V. (since 2016)

Previous Public Company Boards (Past Five Years):
International Consolidated Airlines Group, S.A. (2016-2020);
Marks & Spencer Group p.l.c. (2010-2016)

CAREER HIGHLIGHTS

• **The Blackstone Group Inc.**, one of the world's leading investment firms
  ○ **Since September 2016** Head of European Portfolio Operations
  ○ **Since 2019** Chairman of The Blackstone Group International Partners LLP
• **Marks & Spencer Group p.l.c.**, an international, multi-channel retailer based in the UK
  ○ **May 2010 to April 2016** Chief Executive Officer and Director
• **WM Morrison Supermarkets PLC**, a leading supermarket chain in the UK
  ○ **September 2006 to April 2010** Chief Executive Officer and Director
• **Heineken N.V.**, one of the world's largest brewers
  ○ **2005 to July 2006** Chief Operating Officer
  ○ **2001 to July 2006** Executive board member
  ○ **1999 to 2001** Managing Director of subsidiary Heineken Export Group Worldwide
  ○ **1995 to 1998** Managing Director of subsidiary Heineken Slovensko
  ○ **1987** Started his career at Heineken N.V. in the Netherlands

KEY QUALIFICATIONS AND EXPERIENCES

High Level of Financial Experience Extensive operational and financial experience as Chief Executive Officer of Marks & Spencer Group p.l.c., Chief Executive Officer of WM Morrison Supermarkets PLC, Chief Operating Officer of Heineken N.V. and Head of European Portfolio Operations of The Blackstone Group Inc., all public companies.

Relevant Senior Leadership/Chief Executive Officer Experience Served as Chief Executive Officer of Marks & Spencer Group p.l.c. As Chief Executive Officer of WM Morrison Supermarkets PLC, successfully led the development and implementation of its long-term strategy, turning around the business.

Marketing Experience Extensive brand marketing and retail expertise as Chief Executive Officer of Marks & Spencer Group p.l.c. and WM Morrison Supermarkets PLC, as well as serving as Chief Operating Officer and head of Global Marketing for Heineken N.V., where he was responsible for brand and marketing strategies.

Broad International Exposure/Emerging Market Experience Served as lead non-executive director of the UK Department for International Development from 2018-2020, led international expansion of Marks & Spencer Group p.l.c., held several international management positions while at Heineken N.V., and is the founder of the Movement to Work charity, which provided nearly 100,000 underprivileged young people with work experience and jobs.

Risk Oversight/Management Expertise Extensive experience overseeing risk as Chief Executive Officer of Marks & Spencer Group p.l.c. and WM Morrison Supermarkets PLC, as Chief Operating Officer of Heineken N.V. and as a Director of International Consolidated Airlines Group, S.A., which offers international and domestic air passenger and cargo transportation services. Additional risk management experience as head of The Blackstone Group Inc.'s European Portfolio Operations, as Chairman of The Blackstone Group International Partners LLP, a subsidiary, which acts as a sub-advisor to Blackstone U.S. affiliates in relation to the investment and re-investment of Europe, Middle East and Africa-based assets of Blackstone funds.



Ana Botín INDEPENDENT

Age: 60
Director since: 2013

Committees:
- Directors and Corporate Governance
- Finance

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:
Banco Santander, S.A. (since 1989); Santander UK plc (since 2010); Santander UK Group Holdings plc (since 2014) and Santander Holdings USA, Inc. (since October 2019), all of which are wholly owned subsidiaries of Banco Santander, S.A.

Previous Public Company Boards (Past Five Years): None

CAREER HIGHLIGHTS

- **Banco Santander, S.A.**, a leading retail and commercial bank based in Spain
  -  **Since September 2014** Executive Chair
  -  **December 2010 to September 2014** Chief Executive Officer of subsidiary Santander UK plc, a large retail and commercial bank based in the UK
  -  **2002 to 2010** Executive Chair of subsidiary Banco Español de Crédito, S.A.
  -  **1988** Joined Banco Santander, S.A. where she directed its Latin American expansion during the 1990s and was responsible for the Latin American Corporate Banking, Asset Management and Treasury division
- **JP Morgan**
  -  **1981 to 1988** Started her 40-year career in the banking industry at JP Morgan in New York

KEY QUALIFICATIONS AND EXPERIENCES

High Level of Financial Experience Internationally recognized expert in the investment banking industry with knowledge of global macroeconomic issues. Over 40 years of experience in investment and commercial banking.

Relevant Senior Leadership/Chief Executive Officer Experience Executive Chair of Banco Santander, S.A. since September 2014 and Chief Executive Officer of Santander UK plc from 2010 to September 2014.

Broad International Exposure/Emerging Market Experience Executive Chair of Banco Santander, S.A., a global financial institution with operations in Europe, North America, Latin America and Asia. Board member of the Institute of International Finance, a global association of the financial industry. Co-founder and Chair of Fundación Empresa y Crecimiento, which finances small and medium-sized companies in Latin America. Founder and President of Fundación Empieza Por Educar, the Spanish member of the global Teach for All network.

Governmental or Geopolitical Expertise Extensive experience with the regulatory framework applicable to banking institutions throughout the globe during her 32-year tenure with Banco Santander, S.A.

Risk Oversight/Management Expertise Extensive experience from her work with Banco Santander, S.A., Santander UK plc and Banco Español de Crédito, S.A. in the oversight and management of risks associated with retail and commercial banking activities. Experience with the regulated insurance industry as director of Assicurazioni Generali S.p.A., a global insurance company based in Italy, from 2004 to 2011.

5



Christopher C. Davis INDEPENDENT

Age: 55
Director since: 2018

Committees:
- Talent and Compensation
- Finance

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:
Graham Holdings Company (since 2006); Selected Funds (consisting of two portfolios) (since 1998); Davis Funds (consisting of 13 portfolios) (since 1997); Clipper Funds Trust (consisting of one portfolio) (Trustee since 2014)

Previous Public Company Boards (Past Five Years): None

CAREER HIGHLIGHTS

- **Davis Selected Advisers–NY, Inc.**, a registered investment advisory firm
  -  **Since 1997** Chairman
- **Davis Selected Advisers, L.P.** (referred to jointly with Davis Selected Advisers–NY, Inc. as "Davis Advisors"), an investment counseling firm that oversees approximately $20 billion in client assets, including ETFs, mutual funds, variable annuities and institutional separate accounts
  -  **1995** Became a portfolio manager of the firm's flagship funds, Davis New York Venture Fund and Selected American Shares
  -  **1989** Joined Davis Advisors as a financial analyst

KEY QUALIFICATIONS AND EXPERIENCES

High Level of Financial Experience More than 30 years of experience in investment management and securities research at Davis Advisors. Also serves as a portfolio manager for the Davis Large Cap Value Portfolios and a member of the research team for other portfolios.

Relevant Senior Leadership/Chief Executive Officer Experience Serves as Chairman of Davis Selected Advisers–NY, Inc., and as a Director and officer of several mutual funds advised by Davis Advisors, as well as other entities controlled by Davis Advisors.

Marketing Experience Under the leadership of Mr. Davis, Davis Advisors is widely recognized as a premier investment manager serving individual investors worldwide, identifying investment opportunities both within and outside the United States in developed and developing markets and providing investors access to these investment opportunities.

Broad International Exposure/Emerging Market Experience Under the leadership of Mr. Davis, Davis Advisors seeks investment growth opportunities and diversification potential that international companies in both developed and developing markets provide.

Risk Oversight/Management Expertise Extensive experience evaluating strategic investments and transactions and managing risk against the volatility of equity markets during his more than 30-year career at Davis Advisors. Serves on the Audit Committee and as lead independent director of Graham Holdings Company.



Barry Diller INDEPENDENT

Age: 79
Director since: 2002

Committees:
- Directors and Corporate Governance
- Finance **(Chair)**
- Management Development
- Executive

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:
MGM Resorts International (since 2020); Expedia Group, Inc. (since 2005) and IAC/InterActiveCorp (since 1995)

Previous Public Company Boards (Past Five Years):
Graham Holdings Company (2013-2017)

CAREER HIGHLIGHTS

- **IAC/InterActiveCorp**, a leading media and Internet company
  - **Since December 2010** Chairman and Senior Executive
  - **August 1995 to November 2010** Chairman and Chief Executive Officer of the company and its predecessor companies
- **Expedia Group, Inc.**, an online travel company
  - **Since August 2005** Chairman and Senior Executive
- **TripAdvisor, Inc.**, an online travel company
  - **April 2013 to March 2017** Special Advisor
  - **December 2011 to April 2013** Board member
  - **December 2011 to December 2012** Chairman and Senior Executive when the company was spun off from Expedia, Inc.
- **Live Nation Entertainment, Inc.**
  - **January 2010 to January 2011** Board member
  - **January 2010 to October 2010** Non-executive Chairman

KEY QUALIFICATIONS AND EXPERIENCES

High Level of Financial Experience Extensive experience in financings, mergers, acquisitions, investments and strategic transactions, including transactions with Silver King Broadcasting, QVC, Inc., Ticketmaster Entertainment, Inc. and Home Shopping Network, Inc. Served on the Finance Committee of Graham Holdings Company.

Relevant Senior Leadership/Chief Executive Officer Experience Serves as Chairman and Senior Executive of IAC/InterActiveCorp. Served as Chief Executive Officer of Fox, Inc. from 1984 to 1992, responsible for the creation of Fox Broadcasting Company, and Fox's motion picture operations. Prior to Fox, served for ten years as Chief Executive Officer of Paramount Pictures Corporation.

Marketing Experience Serves as Chairman and Senior Executive at IAC/InterActiveCorp, with widely known consumer brands such as HomeAdvisor, Vimeo, Dictionary.com, The Daily Beast and Investopedia, and at Expedia Group, Inc., which markets a variety of leisure and business travel products.

Innovation/Technology Experience Extensive experience in the media and Internet sectors, including experience at IAC/InterActiveCorp, with businesses in the marketing and technology industries, at Expedia Group, Inc., which empowers travelers through technology with tools to efficiently research, plan, book and experience travel, and at TripAdvisor, Inc., which operates the flagship TripAdvisor-branded websites and numerous other travel brands.

Broad International Exposure/Emerging Market Experience Service at IAC/InterActiveCorp, a leading media and Internet company focused on the areas of search and applications, dating, education and fitness businesses, media and e-commerce, and at online travel companies Expedia Group, Inc. and TripAdvisor Inc. Served as a member of the Council on Foreign Relations.



Helene D. Gayle INDEPENDENT

Age: 65
Director since: 2013

Committees:
- Talent and Compensation **(Chair)**
- ESG and Public Policy

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:
Palo Alto Networks, Inc. (since February 2021); GoHealth, Inc. (since 2020); and Colgate-Palmolive Company (since 2010)

Previous Public Company Boards (Past Five Years): None

CAREER HIGHLIGHTS

- **The Chicago Community Trust**, a community foundation, with assets of over $3 billion, dedicated to improving the Chicago region
  - **Since October 2017** Chief Executive Officer
- **McKinsey Social Initiative**, an independent nonprofit organization founded by McKinsey & Company
  - **July 2015 to September 2017** Chief Executive Officer
- **CARE USA**, an international humanitarian and global development organization
  - **2006 to 2015** President and Chief Executive Officer
- **Bill & Melinda Gates Foundation**
  - **2001 to 2006** Program Director in the Global Health Program
- **U.S. Centers for Disease Control and Prevention ("CDC")**
  - **1984 to 2001** Started her career in public health at the CDC serving in positions of increasing responsibility, ultimately becoming the Director of the National Center for HIV, STD and TB Prevention in 1995

KEY QUALIFICATIONS AND EXPERIENCES

Relevant Senior Leadership/Chief Executive Officer Experience Served as Chief Executive Officer of The Chicago Community Trust, former Chief Executive Officer of McKinsey Social Initiative and former President and Chief Executive Officer of CARE USA.

Innovation/Technology Experience Significant experience using and developing and applying innovative approaches, solutions and technologies in her work with McKinsey Social Initiative, CARE USA, the CDC and the Bill & Melinda Gates Foundation.

Broad International Exposure/Emerging Market Experience Implemented the McKinsey Social Initiative's Generation program. Experience managing international operations at CARE USA. Helped develop global health initiatives in leadership roles at the CDC and the Bill & Melinda Gates Foundation. Serves on the Board of Trustees of the Center for Strategic and International Studies and the Brookings Institution. Member of the National Academy of Medicine and of the Council on Foreign Relations.

Governmental or Geopolitical Expertise Extensive leadership experience in the global public health and development fields. Served as Chair of the Obama administration's Presidential Advisory Council on HIV/AIDS. Member of the U.S. Department of State's Advisory Committee on International Economic Policy and the Secretary of State's Advisory Committee on Public-Private Partnerships. Served on the President's Commission on White House Fellowships. Achieved the rank of Assistant Surgeon General and Rear Admiral in the U.S. Public Health Service. Serves as a Director of New America Foundation and ONE.

Risk Oversight/Management Expertise Extensive risk oversight and management experience with the delivery of emergency relief and long-term international development projects in the global public health field. Director of the Federal Reserve Bank of Chicago, which participates in the formulation of monetary policy, one of 12 regional reserve banks across the United States that, together with the Board of Governors in Washington, D.C., serves as the central bank for the United States.



Alexis M. Herman **INDEPENDENT**

Age: 73
Director since: 2007

Committees:
- Talent and Compensation
- ESG and Public Policy **(Chair)**

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:
Cummins Inc. (since 2001), Entergy Corporation (since 2003) and MGM Resorts International (since 2002)

Previous Public Company Boards (Past Five Years): None

CAREER HIGHLIGHTS

- **New Ventures LLC**, a risk management consulting firm
  - **Since 2001** Chair and Chief Executive Officer
- **Toyota Motor Corporation**
  - **Since 2002** Chair of the Diversity Advisory Board
- **The Coca-Cola Company**
  - **2001 to 2006** Chair of the Human Resources Task Force, where Ms. Herman worked with the Company to identify ways to improve its human resources policies and practices following the November 2000 settlement of an employment lawsuit
- **U.S. Department of Labor**
  - **1997 to 2001** U.S. Secretary of Labor

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Financial Experience** Significant financial experience as Chief Executive Officer of New Ventures LLC and as Chair of the Working Party for the Role of Women in the Economy for the Organisation for Economic Co-operation and Development ("OECD"), an intergovernmental economic organization. Additional financial experience through former service on the Audit Committee of MGM Resorts International, a global hospitality company.

 **Relevant Senior Leadership/Chief Executive Officer Experience** Chief Executive Officer of New Ventures LLC. Former U.S. Secretary of Labor from 1997 to 2001.

 **Broad International Exposure/Emerging Market Experience** Director of Cummins Inc., a global power leader that serves customers in more than 190 countries and territories. Serves as Chair on Toyota's Diversity Advisory Board. Served as Chair of the Working Party for the Role of Women in the Economy for the OECD.

 **Governmental or Geopolitical Expertise** Former U.S. Secretary of Labor. Former White House Assistant to President Clinton and Director of the White House Office of Public Liaison. Served as Director of the Labor Department's Women's Bureau under President Jimmy Carter. Former Chief of Staff and former Vice Chair of the Democratic National Committee. Served as a Trustee of the Clinton Bush Haiti Fund and as Chair of the Working Party for the Role of Women in the Economy for the OECD. Serves on the Corporate Social Responsibility Committee for MGM Resorts International.

 **Risk Oversight/Management Expertise** Significant expertise in management and oversight of labor and human relations risks, including handling the United Parcel Service workers' strike in 1997 while U.S. Secretary of Labor. Chair of the Company's Human Resources Task Force following the November 2000 settlement of an employment lawsuit. Serves as Lead Director and is a member of the Finance Committee of Cummins Inc. and served as Chair of the Business Advisory Board at Sodexo, Inc.



Robert A. Kotick **INDEPENDENT**

Age: 58
Director since: 2012

Committees:
- Finance
- Management Development

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:
Activision Blizzard, Inc. (since 1991)

Previous Public Company Boards (Past Five Years): None

CAREER HIGHLIGHTS

- **Activision Blizzard, Inc.**, a leading global developer and publisher of interactive entertainment content and services
  - **Since 2008** Chief Executive Officer and Director
  - **1991 to 2008** Chairman and Chief Executive Officer of Activision, Inc., the predecessor to Activision Blizzard, Inc.
- **Call of Duty Endowment**
  - Co-founder and co-chairman of this nonprofit organization that identifies and funds the most efficient and effective organizations that get veterans back to work

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Financial Experience** Over 29 years of experience as Chief Executive Officer of Activision Blizzard, Inc. and its predecessor, including managing complex international operations and financial transactions.

 **Relevant Senior Leadership/Chief Executive Officer Experience** Served as Chief Executive Officer of Activision Blizzard, Inc.'s predecessor for over 17 years and has served as Chief Executive Officer of Activision Blizzard, Inc. since 2008.

 **Marketing Experience** Significant marketing experience with Activision Blizzard, Inc. and its predecessor, bringing extensive insight about key demographic groups and utilization of technology and social media in marketing.

 **Innovation/Technology Experience** Chief Executive Officer of Activision Blizzard, Inc., responsible for some of the most successful entertainment franchises, including Call of Duty®, Candy Crush™, Hearthstone®, Overwatch®, Skylanders® and World of Warcraft®.

 **Risk Oversight/Management Expertise** Extensive experience overseeing risk as Chief Executive Officer of Activision Blizzard, Inc., including developing new intellectual properties and investments in complementary business opportunities.

5

Maria Elena Lagomasino **INDEPENDENT**

Age: 71
Director since: 2008
Lead Independent Director since: 2019

Committees:
• Talent and Compensation
• Directors and Corporate Governance **(Chair)**
• Management Development

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:
The Walt Disney Company (since 2015)

Previous Public Company Boards (Past Five Years):
Avon Products, Inc. (2000-2016)



CAREER HIGHLIGHTS

• **WE Family Offices**, a global family office serving high net worth families
  ○ **Since March 2013** Chief Executive Officer and Managing Partner
• **GenSpring Family Offices, LLC**, a wealth management firm and an affiliate of SunTrust Banks, Inc.
  ○ **November 2005 to October 2012** Chief Executive Officer
• **JPMorgan Private Bank**, a division of JPMorgan Chase & Co., a global financial services firm
  ○ **2001 to 2005** Chairman and Chief Executive Officer
  ○ **1983 to 2001** Various positions in private banking with The Chase Manhattan Bank, including as Managing Director in charge of its Global Private Banking Group
• **The Coca-Cola Company**
  ○ **April 2003 to April 2006** prior service as Director

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Financial Experience** Over 37 years of experience in the financial industry and a recognized leader in the wealth management industry. Chief Executive Officer and Managing Partner of WE Family Offices. Former Chief Executive Officer of GenSpring Family Offices, LLC. Founding member of the Institute for the Fiduciary Standard, a nonprofit formed in 2011 to provide research, education and advocacy of the fiduciary standard's importance to investors receiving investment and financial advice.

 **Relevant Senior Leadership/Chief Executive Officer Experience** Serves as Chief Executive Officer of WE Family Offices and served as Chief Executive Officer of GenSpring Family Offices, LLC and JPMorgan Private Bank.

 **Broad International Exposure/Emerging Market Experience** Significant international experience in GenSpring Family Offices, LLC and JPMorgan Private Bank. During tenure with The Chase Manhattan Bank, served as Managing Director of the Global Private Banking Group, Vice President of private banking in the Latin America region and head of private banking for the western hemisphere. Over 40 years of experience working with Latin America. Exposure to international issues as a former Board member of the Americas Society and the Cuba Study Group, as a former Trustee of the National Geographic Society and as a member of the Council on Foreign Relations.

 **Governmental or Geopolitical Expertise** Experience with regulatory framework applicable to banking institutions in Latin America during tenure with The Chase Manhattan Bank, and as Chief Executive Officer of JPMorgan Private Bank. Exposure to international geopolitical issues in the Americas Society, Cuba Study Group and the Council on Foreign Relations.

 **Risk Oversight/Management Expertise** Extensive oversight of risk associated with wealth management and investment strategies in WE Family Offices, GenSpring Family Offices, LLC and JPMorgan Private Bank.

James Quincey **CHAIRMAN**

Age: 56
Director since: 2017
Chairman since: 2019

Committees:
• Executive **(Chair)**

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:
Pfizer Inc. (since February 2020)

Previous Public Company Boards (Past Five Years): None



CAREER HIGHLIGHTS

• **The Coca-Cola Company**
  ○ **Since April 2019** Chairman
  ○ **Since May 2017** Chief Executive Officer
  ○ **August 2015 to December 2018** President
  ○ **August 2015 to April 2017** Chief Operating Officer
  ○ **January 2013 to August 2015** President of the Europe Group
  ○ **October 2008 to January 2013** President of the Northwest Europe and Nordics business unit
  ○ **December 2005 to October 2008** President of the Mexico Division
  ○ **December 2003 to December 2005** President of the South Latin Division
  ○ **1996** Joined the Company as Director, Learning Strategy for the Latin America Group, and went on to serve in a series of operational roles of increasing responsibility in Latin America

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Financial Experience** Extensive financial experience acquired through various leadership positions in the Company, managing complex financial transactions, mergers and acquisitions, business strategy and international operations.

 **Relevant Senior Leadership/Chief Executive Officer Experience** Chief Executive Officer of the Company since May 2017. Served as President from August 2015 to December 2018, Chief Operating Officer from August 2015 to April 2017 and President of the Europe Group from January 2013 to August 2015. Chairman of the Board of the Company since April 2019.

 **Innovation/Technology Experience** Responsible for the Company's information technology function. As President of the Europe Group, implemented innovative strategies to improve the Company's execution and brand portfolio. As President of the Northwest Europe and Nordics business unit, oversaw the Company's acquisition of innocent juice in 2009. During his tenure in Latin America, was instrumental in developing and executing a successful brand, pack, price and channel strategy, which has now been replicated in various forms throughout the Company's global system, and in creating the Company's current juice platform in Mexico under the Del Valle trademark through joint ventures with the Company's bottling partners.

 **Broad International Exposure/Emerging Market Experience** Over 24 years of Coca-Cola system experience, including extensive experience in international markets, such as Latin America and Europe. Responsibility for all the Company's operating units worldwide as President and Chief Operating Officer and, currently, as Chief Executive Officer. Member of the Board of Directors of the US-China Business Council, the Consumer Goods Forum and Pfizer Inc.

 **Extensive Knowledge of the Company's Business and/or Industry** Since joining the Company in 1996, has held a multitude of operational roles within the Coca-Cola system, including as Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer.



Caroline J. Tsay   INDEPENDENT

Age: 39
Director since: 2018

Committees:
- Audit
- ESG and Public Policy

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:
Morningstar, Inc. (since 2017)

Previous Public Company Boards (Past Five Years):
Rosetta Stone Inc. (2014-2018); Travelzoo Inc. (2015-2017)

CAREER HIGHLIGHTS

- **Compute Software, Inc.**, an enterprise cloud optimization software company
  - ○ **Since January 2017** Chief Executive Officer and Director
- **Hewlett Packard Enterprise Company ("HPE")**, an information technology company
  - ○ **March 2013 to December 2016** Vice President and General Manager of Software
- **Yahoo! Inc.**, a digital media company
  - ○ **April 2007 to March 2013** Held several product leadership positions across the consumer search, e-commerce and advertising businesses

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Financial Experience** Managed profit and loss as Chief Executive Officer of Compute Software, Inc. and, in her position at HPE, responsible for growing enterprise software sales.

 **Relevant Senior Leadership/Chief Executive Officer Experience** Serves as Chief Executive Officer of Compute Software, Inc. and served as Vice President and General Manager of Software at HPE.

 **Marketing Experience** At Compute Software, Inc., is responsible for developing an enterprise software platform for customers running on the cloud. At HPE, was responsible for engaging customers and partners through several new digital experiences, digital marketing, and specialized sales models to drive growth in new customers and revenue. At Yahoo! Inc., held leadership positions across the consumer search, e-commerce and advertising businesses.

 **Innovation/Technology Experience** At Compute Software, Inc., is responsible for developing the artificial intelligence and decision sciences-based software platform that dynamically optimizes cloud resource decisions and maximizes business value for companies running on the cloud. At HPE, created a new business and platform for offering customers enterprise software, including DevOps, Cybersecurity, Big Data and Application Development software. At Yahoo! Inc., was Senior Director of Product Management for Yahoo! Search and E-Commerce where she launched consumer Internet innovations that drove 500 million daily visits and $3.5 billion in revenue. Prior to Yahoo! Inc., spent three years at International Business Machines Corporation as a senior consultant focused on providing supply chain solutions to clients in the retail, high tech, and travel industries. Recognized as one of The National Diversity Council's 2015 Top 50 Most Powerful Women in Technology.

 **Risk Oversight/Management Expertise** Extensive experience overseeing risk associated with the development and growth of enterprise software and consumer Internet businesses at Compute Software, Inc., and in her product leadership roles with HPE and Yahoo! Inc. Risk oversight experience through service on the Audit Committee of Morningstar, Inc. and as Chair of the Business Advisory Committee at Rosetta Stone Inc.



David B. Weinberg   INDEPENDENT

Age: 69
Director since: 2015

Committees:
- Audit **(Chair)**
- Management Development

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards: None

Previous Public Company Boards (Past Five Years): None

CAREER HIGHLIGHTS

- **Judd Enterprises, Inc.**, a private, investment management office with diverse interests in a variety of asset classes
  - ○ **Since 1996** Chairman and Chief Executive Officer
- **Digital Bandwidth LLC**, a private, early-stage technology investing affiliate of Judd Enterprises, Inc.
  - ○ **Since 1996** President
- **Mayer, Brown & Platt**, a leading international law firm
  - ○ **September 1989 to June 1996** Partner in the corporate, securities and investment management practice

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Financial Experience** In his position at Judd Enterprises, Inc., oversees substantial assets in a wide variety of asset classes. Significant experience in reviewing financial statements as an investor and as a securities lawyer when structuring transactions. Previously served on the Audit Committee and currently serves on the Executive, Finance and Investments Committees of the Board of Trustees of Northwestern University.

 **Relevant Senior Leadership/Chief Executive Officer Experience** Since 1996, has served as Chairman and Chief Executive Officer of Judd Enterprises, Inc. and President of Digital Bandwidth LLC.

 **Innovation/Technology Experience** Extensive entrepreneurial experience in Digital Bandwidth LLC, overseeing investments in early stage companies focusing on technologies, including wireless networks, speech recognition, cybersecurity and radio frequency identification tags.

 **Broad International Exposure/Emerging Market Experience** At Judd Enterprises, Inc., oversees international investments. As a partner of the Mayer, Brown & Platt law firm, structured cross-border investment management transactions. Serves on the Board of Trustees of the Brookings Institution, a think tank whose mission includes improving governance at the global level. Also serves on the Investments Committee of the Board of Trustees of Northwestern University, overseeing substantial exposure to emerging markets. Exposure to international issues as a member of the Council on Foreign Relations and the International Council of the Belfer Center for Science and International Affairs of the Kennedy School of Government at Harvard University.

 **Risk Oversight/Management Expertise** Extensive risk oversight and management experience overseeing a private investment management office at Judd Enterprises, Inc. As a partner of the Mayer, Brown & Platt law firm, advised clients on a broad range of regulatory and transactional matters. Additional risk oversight experience through former service on the Audit Committee and current service on the Executive, Finance and Investments Committees of the Board of Trustees of Northwestern University.

Board and Committee Governance

ROLE OF THE BOARD

The Board is elected by the shareowners to oversee their interests in the long-term health and overall success of the Company's business and financial strength. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the shareowners. The Board oversees the proper safeguarding of the assets of the Company, the maintenance of appropriate financial and other internal controls and the Company's compliance with applicable laws and regulations and proper governance. The Board selects the Chief Executive Officer and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

KEY RESPONSIBILITIES OF THE BOARD

OVERSIGHT OF STRATEGY

- ✔ The Board oversees and monitors strategic planning.
- ✔ Business strategy is a key focus at the Board level and embedded in the work of Board committees.
- ✔ Company management is charged with executing business strategy and provides regular performance updates to the Board.

OVERSIGHT OF RISK

- ✔ The Board oversees risk management.
- ✔ Board committees, which meet regularly and report back to the full Board, play significant roles in carrying out the risk oversight function.
- ✔ Company management is charged with managing risk, through robust internal processes and effective internal controls.

SUCCESSION PLANNING

- ✔ The Board oversees succession planning and talent development for senior executive positions.
- ✔ The Management Development Committee, which meets regularly and reports back to the Board, has primary responsibility for developing succession plans for the CEO position.
- ✔ The CEO is charged with preparing, and reviewing with the Management Development Committee, talent development plans for senior executives and their potential successors.

Oversight of Strategy

Oversight of the Company's business strategy and strategic planning is a key responsibility of the Board. The Board believes that overseeing and monitoring strategy is a continuous process and takes a multilayered approach in exercising its duties.



The Board is committed to oversight of the Company's business strategy and strategic planning, including work embedded in the Board committees, regular Board meetings and a dedicated meeting each year to focus on strategy.

This ongoing effort enables the Board to focus on Company performance over the short, intermediate and long term, as well as the quality of operations. In addition to financial and operational performance, non-financial measures, including sustainability goals, are discussed regularly by the Board and Board committees.

While the Board and its committees oversee strategic planning, Company management is charged with executing the business strategy. To monitor performance against the Company's strategic goals, the Board receives regular updates and actively engages in dialogue with our Company's senior leaders. These boardroom discussions are enhanced with "hands-on" experiences, such as market visits, which provide Directors an opportunity to see strategy execution first hand.

The Board's oversight and management's execution of business strategy are viewed with a long-term mindset and a focus on assessing both opportunities for and potential risks to the Company.

Oversight of Risk

Inherent in the Board's responsibilities is an understanding of and oversight over the various risks facing the Company. The Board does not view risk in isolation. Risks are considered in virtually every business decision. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk taking is essential for the Company to be competitive on a global basis and to achieve the Company's long-term strategic objectives. Effective risk oversight is an important priority of the Board. The Board has implemented a risk governance framework designed to:

- understand critical risks in the Company's business and strategy;
- allocate responsibilities for risk oversight among the full Board and its committees;

- evaluate the Company's risk management processes and whether they are functioning adequately;
- facilitate open communication between management and Directors; and
- foster an appropriate culture of integrity and risk awareness.

To learn more about risks facing the Company, you can review the factors included in Part I, "Item 1A. Risk Factors" in the Form 10-K. The risks described in the Form 10-K are not the only risks facing the Company. Additional risks and uncertainties not currently known or that may currently be deemed to be immaterial based on the information known to the Company also may materially adversely affect the Company's business, financial condition or results of operations in future periods.



FULL BOARD AND COMMITTEES

BOARD OVERSIGHT

The Company believes that its Board leadership structure supports the risk oversight function of the Board. The Board implements its risk oversight function both as a whole and through delegation to Board committees, which meet regularly and report back to the Board.

COMMITTEES

AUDIT
Oversees the Company's financial statements, the financial reporting process, accounting, legal matters, the internal audit function, ethics programs (including the Codes of Business Conduct), quality and food safety programs, workplace and distribution safety programs and information technology security programs, including cybersecurity.

ESG AND PUBLIC POLICY
Oversees the Company's policies, programs and related risks that concern certain environmental, social, legislative, regulatory and public policy matters, including sustainability, and other public issues that could pose a significant reputational risk to the Company.

TALENT AND COMPENSATION
Oversees the Company's policies and strategies relating to talent, leadership and culture, including diversity, equity and inclusion, as well as the Company's compensation philosophy and programs, including incorporating features that mitigate risk without diminishing the incentive nature of compensation.

DIRECTORS AND CORPORATE GOVERNANCE
Oversees the Company's governance practices, Board composition and refreshment and committee leadership.

FINANCE
Oversees the Company's capital structure, pension plan investments, currency risk and hedging programs, taxes, mergers and acquisitions and capital projects.

MANAGEMENT DEVELOPMENT
Oversees management development and succession planning across senior management positions.

MANAGEMENT

ROLE OF MANAGEMENT

The Board and the Audit Committee monitor and oversee the evaluation of the effectiveness of the internal controls and the risk management program.

While the Board and its committees oversee risk management, Company management is charged with managing risk. The Company has robust internal processes and an effective internal control environment that facilitate the identification and management of risks and regular communication with the Board. These include an enterprise risk management ("ERM") program and Risk Steering Committee, regular internal management Disclosure Committee meetings, Codes of Business Conduct, robust product quality standards and processes, a strong Legal Department and Ethics and Compliance Office, and a comprehensive internal and external audit process. Management communicates routinely with the Board, Board committees and individual Directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.



OVERSIGHT OF COVID-19

The Board and its committees have been actively overseeing the Company's response to and risk management of the ongoing COVID-19 pandemic, including regular updates from and discussions with Company management. Topics around this ongoing crisis span a broad range of matters, including protecting the health and safety of our employees; expanding benefits for and supporting our employees; evaluating the impact of the pandemic on strategy, operations, liquidity and financial matters; assessing the Company's compensation programs; minimizing supply chain disruption; monitoring continued compliance with applicable laws; and supporting the communities in which we operate. See **page 7** for more information on the Company's efforts in response to the COVID-19 pandemic.



OVERSIGHT OF CYBERSECURITY

The Board recognizes the importance of maintaining the trust and confidence of our customers, consumers and employees. To more effectively prevent, detect and respond to information security threats, the Company has a dedicated Chief Information Security Officer whose team is responsible for leading enterprise-wide information security strategy, policy, standards, architecture and processes. The Audit Committee receives regular reports from the Chief Information Security Officer and the Chief Information Officer on, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's security program and the emerging threat landscape. The Audit Committee regularly briefs the full Board on these matters.



OVERSIGHT OF HUMAN CAPITAL AND CULTURE

The Board is actively engaged in overseeing the Company's people and culture strategy. In 2019, the Board made important structural changes to the committee formerly known as the Compensation Committee, repositioned as the Talent and Compensation Committee, to expand the responsibilities of the Committee to include oversight of talent, leadership and culture, including diversity and inclusion. The Talent and Compensation Committee reviews and reports back to the Board on a broad range of human capital management topics, including talent management; leadership development; retention; culture; employee engagement; employee education and training; diversity, equity and inclusion; and equality and fairness. See **page 30** for more information on the Talent and Compensation Committee.



OVERSIGHT OF SUSTAINABILITY

We pursue our sustainability goals through a concerted effort across the entire Coca-Cola system, which encompasses our Company and our approximately 225 bottling partners in more than 200 countries and territories. We aim to achieve our ambitious goals to drive system-wide change. The Board, through the ESG and Public Policy Committee, oversees the Company's sustainability strategies and initiatives, including the Company's short- and long-term goals, and receives regular updates on priority sustainability issues, including information on actions and progress toward goals. The Board and the ESG and Public Policy Committee also receive periodic reports from the Chief Sustainability Officer, and others as required, related to accomplishment of the Company's sustainability goals. The Company publishes an annual Business & Sustainability report to provide stakeholders with transparent information regarding our sustainability programs and progress. See **page 10** for more information on our sustainability priorities.

Management Development and Succession Planning

The Board believes that one of its primary responsibilities is to oversee the development and retention of senior talent and to ensure that an appropriate succession plan is in place for our Chief Executive Officer and other members of senior management. The Management Development Committee, together with the Chief Executive Officer, regularly reviews senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare senior leaders for greater responsibilities. In addition, the Management Development Committee regularly discusses recommendations and evaluations from the Chief Executive Officer as to potential successors to fill senior positions. The Chief Executive Officer also provides a regular review to the Management Development Committee assessing the members of the executive leadership team and his or her potential to succeed him. This review includes a discussion about development plans for senior leaders to help prepare them for future succession and contingency plans in the event the Chief Executive Officer is unable to serve for any reason (including death or disability). While the Management Development Committee has the primary responsibility to develop succession plans for the Chief Executive Officer position, it regularly reports to the Board and decisions are made at the Board level.

BOARD LEADERSHIP STRUCTURE

The Company's governance framework provides the Board with the flexibility to select the appropriate leadership structure for the Company. In making determinations about the leadership structure, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's shareowners. The current leadership structure is comprised of a combined Chairman of the Board and Chief Executive Officer, a Lead Independent Director, Board committees led primarily by independent Directors and active engagement by all Directors. The Board believes that this structure provides an effective balance between strong Company leadership and appropriate safeguards and oversight by independent Directors.



CURRENT LEADERSHIP STRUCTURE

Combined Chairman of the Board and Chief Executive Officer

Lead Independent Director

Board committees led primarily by independent Directors

ACTIVE ENGAGEMENT BY ALL DIRECTORS

5

The Board believes that having one person serve as Chairman and Chief Executive Officer can provide certain synergies and efficiencies that enhance the functioning of the Board and, importantly, allow it to most effectively execute its role in overseeing business strategy. The Company's business is complex, and its products are sold in more than 200 countries and territories around the world. Most of the Company's products are manufactured and sold by independent bottling partners throughout the world. The Chief Executive Officer maintains strong, hands-on relationships with the leaders of bottlers and remains close to the many facets of the business existing in so many places in the world. Because the Chief Executive Officer is the Board member closest to this vast and complex business, he or she is best able to identify many of the business issues that require Board attention and, as Chairman, can best focus Directors' attention on the most critical business matters. Further, in the Board's experience, the combined role of Chairman and Chief Executive Officer allows for timely and unfiltered communication with the Board on these critical business issues. The Board also believes that there are benefits when the same person represents both the Company and the Board throughout the world with bottlers, customers, consumers and other stakeholders.

Having the flexibility to select the appropriate structure based on the specific needs of the business is critical, and it is part of the judgment the Board believes it should exercise. Consistent with the Board's commitment to good corporate governance practices, at least one executive session of the non-employee Directors each year includes a review of the Board's leadership structure and consideration of whether the position of Chairman of the Board should be held by the Chief Executive Officer.

The Board believes that it is important to note that all Directors play an active role in overseeing the Company's business both at the Board and committee levels. As part of each regularly scheduled Board meeting, the non-employee Directors meet in executive session without the Chief Executive Officer present. These meetings allow non-employee Directors to discuss issues of importance to the Company, including the business and affairs of the Company as well as matters concerning management, without any members of management present.

Duties and Responsibilities

The duties and responsibilities of the Chairman of the Board, the Chief Executive Officer and the Lead Independent Director are described in the table below and are set forth in the Company's By-Laws and Corporate Governance Guidelines.

CHAIRMAN OF THE BOARD
- ✔ Presides over meetings of the Board.
- ✔ Presides over meetings of shareowners.
- ✔ Consults and advises the Board and its committees on the business and affairs of the Company.
- ✔ Performs such other duties as may be assigned by the Board.

CHIEF EXECUTIVE OFFICER
- ✔ In charge of the affairs of the Company, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board.

LEAD INDEPENDENT DIRECTOR
- ✔ Presides at all meetings of the Board at which the Chairman of the Board is not present, including all meetings of independent Directors and non-employee Directors.
- ✔ Encourages and facilitates active participation of all Directors.
- ✔ Serves as a liaison between the independent Directors and the Chairman of the Board on sensitive issues and otherwise when appropriate.
- ✔ Approves Board meeting materials for distribution to and consideration by the Board.
- ✔ Approves Board meeting agendas after conferring with the Chairman of the Board and other members of the Board, as appropriate, and may add agenda items at his or her discretion.
- ✔ Approves Board meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- ✔ Has the authority to call meetings of the independent Directors.
- ✔ Leads the Board's annual evaluation of the Chairman of the Board and Chief Executive Officer.
- ✔ Monitors and coordinates with management on corporate governance issues and developments.
- ✔ Available to advise the committee chairs in fulfilling their designated roles and responsibilities to the Board.
- ✔ Available for consultation and communication with shareowners where appropriate, upon reasonable request.
- ✔ Performs such other functions as the Board or other Directors may request.

BOARD AND COMMITTEE EVALUATION PROCESS

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board effectiveness. Under the leadership of the Lead Independent Director, the Committee on Directors and Corporate Governance oversees the Board's annual evaluation process. The Committee on Directors and Corporate Governance periodically reviews the format of the evaluation process, including whether to utilize a third-party facilitator, to ensure that actionable feedback is solicited on the operation and effectiveness of the Board, Board committees and Director performance.

1 EVALUATION COMPONENTS



1 Each committee conducts an annual self-evaluation

2 Each Director evaluates the Board and the committees on which he or she serves, as well as each other Director

3 The Board conducts an annual self-evaluation

The Committee on Directors and Corporate Governance regularly discusses Board composition and effectiveness during its committee meetings.

2 2020 MULTI-STEP EVALUATION PROCESS



1 **Committee Self-Evaluation** — Each committee conducted a separate, closed self-evaluation session.

2 **One-on-One Discussions with Lead Independent Director** — The Lead Independent Director conducted separate, one-on-one sessions with each Director to discuss feedback regarding:

- Board composition and structure
- Strategic and performance abilities
- Governance and organizational assessment
- Board interaction with management
- Meetings and materials
- Effectiveness of the Board

3 **Board Closed Session** — The results of each of the committee's self-evaluation, the Lead Independent Director sessions and other feedback were discussed by the Board in a closed self-evaluation session.

3 INCORPORATION OF FEEDBACK

Our multi-step evaluation process generates robust comments and discussion at all levels of the Board, including with respect to Board composition and processes. These evaluation results have led to changes designed to increase Board effectiveness and efficiency. For example, over the last few years, enhancements have been made regarding meeting materials, the structure of the Board, responsibilities of committees, committee and executive session discussions, committee reports to the Board, the Board evaluation process, the Director on-boarding process and providing Directors with more opportunities for continuing education and to have hands-on experiences with our business, senior leaders and emerging talent around the world. In addition, as a result of the evaluation process, the Board implemented Board innovation awards to help drive a culture of innovation that balances rapid iteration, disciplined execution, entrepreneurial audacity, intelligent risk taking and continuous learning from failure to build the capabilities the Company needs for long-term growth.

BOARD COMMITTEES

The Board has seven standing committees: the Audit Committee, the Talent and Compensation Committee, the Committee on Directors and Corporate Governance, the Finance Committee, the Management Development Committee, the ESG and Public Policy Committee and the Executive Committee. The Board has adopted a written charter for each of these committees, which is available on the Company's website **www.coca-colacompany.com**, by clicking on "Investors", then "Corporate Governance" and then "Documents." Information about each committee is provided below. Membership of each committee is as of December 31, 2020.

Audit Committee

Members[1]:

  

David B. Weinberg

CHAIR

Marc Bolland

Caroline J. Tsay

Meetings Held in 2020:
8

Independence[2]
3 out of 3

 Additional information regarding the Audit Committee can be found beginning on **page 81**.

PRIMARY RESPONSIBILITIES

- Represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements.
- Oversees the Company's compliance with legal and regulatory requirements, the Independent Auditors' qualifications and independence, the performance of the Company's internal audit function and the Independent Auditors, the Company's ethical compliance programs, including the Company's Codes of Business Conduct, and the Company's quality and food safety programs, workplace and distribution safety programs and information technology security programs, including cybersecurity.
- Oversees the Company's ERM program and has direct oversight over certain risks within the ERM framework. Periodically receives reports on and discusses governance of the Company's risk assessment and risk management processes and reviews significant risks and exposures identified to the Committee (whether financial, operating or otherwise), and management's steps to address them.

[1] Mr. Ronald Allen served as Chair of the Committee until April 22, 2020.

[2] Each member who served on the Committee during 2020 is financially literate and met the independence requirements of the NYSE, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Company's Corporate Governance Guidelines. The Board designated Mr. Weinberg as an "Audit Committee financial expert" during 2020.

Talent and Compensation Committee

Members:

   

Helene D. Gayle

CHAIR

Christopher C. Davis

Alexis M. Herman

Maria Elena Lagomasino

Meetings Held in 2020:
9

Independence[1]
4 out of 4

 Additional information regarding the Talent and Compensation Committee can be found beginning on **page 46**.

PRIMARY RESPONSIBILITIES

- Oversees policies and strategies relating to talent, leadership and culture, including diversity, equity and inclusion.
- Evaluates and approves compensation plans, policies and programs applicable primarily to the Company's senior executive group, which includes all individuals subject to Section 16 of the 1934 Act.
- Approves all equity awards to employees, including stock options, performance share units, restricted stock and restricted stock units.
- Maintains sole authority to retain, terminate and approve fees and other terms of engagement of its compensation consultant and to obtain advice and assistance from internal or external legal, accounting or other advisors.
- Considers shareowner viewpoints on compensation.

[1] Each member of the Committee meets the independence requirements of the NYSE, the Internal Revenue Code of 1986, as amended (the "Tax Code") and the Company's Corporate Governance Guidelines. In addition, each member is a "non-employee director" as required by Rule 16b-3 under the 1934 Act.

Committee on Directors and Corporate Governance

Members:

  

Maria Elena Lagomasino
`CHAIR`

Ana Botín

Barry Diller

Meetings Held in 2020:
6

Independence[1]
3 out of 3

 Additional information regarding the Committee on Directors and Corporate Governance can be found beginning on **page 15**.

PRIMARY RESPONSIBILITIES

- Considers and makes recommendations concerning Director nominees and the function and needs of the Board and its committees.
- Regularly reviews the Company's Corporate Governance Guidelines and provides oversight of the corporate governance affairs of the Board and the Company consistent with the long-term best interests of the Company and its shareowners.
- Coordinates the annual Board, committee and Director evaluation process, which is led by the Lead Independent Director.
- Considers shareowner viewpoints on corporate governance matters.

[1] Each member of the Committee meets the independence requirements of the NYSE and the Company's Corporate Governance Guidelines.

Finance Committee

Members:

    

Barry Diller
`CHAIR`

Herbert A. Allen

Ana Botín

Christopher C. Davis

Robert A. Kotick

Meetings Held in 2020:
6

Independence
4 out of 5

PRIMARY RESPONSIBILITIES

- Helps the Board fulfill its responsibilities relating to oversight of the Company's financial affairs, including reviewing and recommending to the Board the Company's dividend policy, capital expenditures, debt and other financings, major strategic investments and other transactions.
- Oversees the Company's policies and procedures on risk management, hedging, swaps and other derivative transactions.

Management Development Committee

Members:

    

Herbert A. Allen
`CHAIR`

Barry Diller

Robert A. Kotick

Maria Elena Lagomasino

David B. Weinberg

Meetings Held in 2020:
4

Independence
4 out of 5

PRIMARY RESPONSIBILITIES

- Helps the Board fulfill its responsibilities relating to oversight of talent development for senior positions and succession planning.

5

ESG and Public Policy Committee

Members[1]:

   

Alexis M.
Herman
`CHAIR`

Marc
Bolland

Helene D.
Gayle

Caroline J.
Tsay

Meetings Held in 2020:

5

Independence

4 out of 4

PRIMARY RESPONSIBILITIES

- Helps the Board fulfill its responsibilities relating to risks that concern certain environmental, social, legislative, regulatory and public policy matters, including sustainability, and other public issues of significance, which may affect the Company's business, its shareowners, the broader stakeholder community or the general public.

[1] Mr. Bolland joined the Committee in July 2020.

Executive Committee

Members:

  

James
Quincey
`CHAIR`

Herbert A.
Allen

Barry Diller

Meetings Held in 2020:

0

Independence

1 out of 3

PRIMARY RESPONSIBILITIES

- Authorized to exercise the power and authority of the Board between meetings, except the powers reserved for the Board or the shareowners under the Delaware General Corporation Law. If matters are delegated to the Executive Committee by the Board, the Committee may act at a meeting or by written consent in lieu of a meeting.

MEETINGS AND ATTENDANCE

Regular meetings of the Board are held at such times as the Board may determine. Special meetings of the Board may be called by the Chairman, the Company's Secretary or by a majority of the Directors by written request to the Secretary. Committee meetings can be called by the committee's chair or by a majority of committee members.

In 2020, the Board held seven meetings, and committees of the Board held a total of 38 meetings. Overall attendance at such meetings was approximately 97%. Each Director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during 2020.

Additional Governance Matters

SHAREOWNER ENGAGEMENT

Our relationship with shareowners is an important part of our Company's success. The Board and management believe they best execute their duties when they proactively listen to, seek to understand, and consider the opinions of our shareowners. We engage with our shareowners and the broader corporate governance community through a year-round engagement program, which is management-led and overseen by the Board. Our engagement program is designed to address questions and concerns, provide perspective on Company policies and practices, seek shareowner input and incorporate feedback as appropriate.

WHO WE ENGAGE
We engage a wide range of constituents, including:
- Institutional shareowners
- Retail shareowners
- Proxy advisory firms
- ESG rating firms
- Industry thought leaders

WHO IS INVOLVED IN ENGAGEMENT
Our engagement program involves:
- The Lead Independent Director and other Board members
- The CEO and other members of senior management
- Employees from many different functions of the Company, including investor relations, legal, executive compensation, public policy, government affairs and sustainability teams

HOW WE ENGAGE
We pursue multiple avenues for engagement, including:
- In-person and virtual meetings
- Quarterly investor calls and other investor conferences and presentations
- Company-hosted presentations on ESG issues
- Participation in corporate governance organizations and other associations that provide valuable opportunities to convene together with a variety of investors, peer companies, policy makers and other interested parties in promoting knowledge and positive dialogue around corporate governance policy and practices (including the Council of Institutional Investors; Harvard Corporate Governance Roundtable; the Investor Stewardship Group; Stanford Institutional Investors' Forum; the Millstein Center for Global Markets and Corporate Ownership; the National Association of Corporate Directors)
- Publication of a quarterly shareowner newsletter

TOPICS OF ENGAGEMENT
Our interactions cover a broad range of ESG and business topics, including Board composition and structure; compensation; business strategy; performance and execution; sustainability; diversity; human capital management; and Company culture.

In 2020, we engaged with shareowners who collectively held a majority of shares of our Common Stock. Below is a sample of our engagements with shareowners and the broader corporate governance community.

2020 COMMUNICATION AND ENGAGEMENT HIGHLIGHTS

FEB
- 4th Quarter and Full Year 2019 Earnings
- CAGNY Conference

MAR
- Publication of Proxy Statement
- Barclays Conference Call – Q&A with CFO
- Council of Institutional Investors Conference
- Millstein Center for Global Markets and Corporate Ownership Forum

APR
- 1st Quarter Earnings
- Publication of 2019 Business & Sustainability Report
- 2020 Annual Meeting of Shareowners

MAY
- HBSC Conference Call – Q&A with Latin America Company leaders
- RBC Capital Markets Global Consumer & Retail Conference

JUN
- Deutsche Bank Global Consumer Conference
- Stanford Institutional Investors' Forum
- Harvard Corporate Governance Roundtable

JUL
- 2nd Quarter Earnings
- Harvard Corporate Governance Roundtable

AUG
- Bank of America and Morgan Stanley Conference Call – Q&A with CFO and Chief Marketing Officer

SEP
- Barclays Global Consumer Staples Conference
- Council of Institutional Investors Conference

OCT
- 3rd Quarter Earnings
- Millstein Center for Global Markets and Corporate Ownership Forum
- Interfaith Center on Corporate Responsibility Engagement

NOV
- Coca-Cola ESG Investor Presentation
- Harvard Corporate Governance Roundtable
- Stanford Institutional Investors' Forum

DEC
- Morgan Stanley Global Consumer & Retail Conference

YEAR-ROUND
Shareowners can direct communications to individual Directors or the entire Board. Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to **asktheboard@coca-cola.com**.

PUBLIC POLICY ENGAGEMENT

We participate in public policy discussions on issues related to our industry and business priorities, our more than 700,000 Coca-Cola system associates, our shareowners and the communities we serve.

In the United States, our Company complies with applicable laws and other requirements regarding engagements with political organizations; candidates for federal, state and local public office; ballot measure campaigns; and trade associations. We engage with these organizations and individuals to make our views clear and uphold our commitment to help support the communities in which we operate.

The Company's Board of Directors, through the ESG and Public Policy Committee, reviews our public policy advocacy efforts, including political contributions. Additional information about our public policy engagement efforts, including our political contributions policy and a report of U.S. political contributions from our Company and from associate-funded programs, which include The Coca-Cola Company Nonpartisan Committee for Good Government ("PAC") and various other state political action committees, can be viewed on the Company's website at **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance" and then "Political Engagement Policy."

We have always based our U.S. political contributions on many considerations, supporting candidates whose priorities align with those of our Company when it comes to core issues that affect our business. While we believe our practices around political contributions have been balanced and served shareowners well, we are reviewing our practices to determine the best public policy engagement strategy for our business going forward. As we conduct this review, we have suspended political giving from our PAC.

SPECIAL MEETING OF SHAREOWNERS

Our By-Laws provide that a special meeting of shareowners may be called by the Chairman of the Board, the Chief Executive Officer, a majority of our Board or the Secretary, if appropriately requested by a person (or group of persons) beneficially owning at least a 25% "net long position" of the Company's Common Stock. A shareowner's "net long position" is generally defined as the amount of Common Stock in which the shareowner holds a positive (also known as "long") economic interest, reduced by the amount of Common Stock in which the shareowner holds a negative (also known as "short") economic interest.

ANTI-HEDGING, ANTI-SHORT SALE AND ANTI-PLEDGING POLICIES

The Company's insider trading policy prohibits our Directors, executive officers and those employees, independent contractors and consultants who are from time to time added to the Company's restricted trading list (collectively, the "Insiders") from (i) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of Company securities (including prepaid variable forward contracts, equity swaps, zero-cost collars and exchange funds), that were either granted as part of the individual's compensation or that the individual holds directly or indirectly, or (ii) engaging in any short sales of Company securities. These prohibitions also extend to any family member of our Insiders who share the same household with them and any other individual or entity whose securities trading decisions are influenced or controlled by any of our Insiders (collectively, the "Related Insiders"). Our policy also prohibits our Directors and executive officers and their Related Insiders from pledging Company Common Stock as collateral for a loan, holding Company Common Stock on margin or borrowing against Company Common Stock held in a margin account. Employees of the Company who are not Insiders or Related Insiders are permitted, but discouraged, from entering into hedging transactions or engaging in short sales involving Company securities or pledging Company Common Stock.

CODES OF BUSINESS CONDUCT

The Company has adopted a Code of Business Conduct for Non-Employee Directors, as well as a Code of Business Conduct that is applicable to the Company's employees, including the Named Executive Officers. Our associates, bottling partners, suppliers, customers and consumers can ask questions about our Code and other ethics and compliance issues, or report potential violations, through EthicsLine, a global internet and telephone information and reporting service. The Codes of Business Conduct and information about EthicsLine are available on the Company's website at **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance" and then "Code of Conduct." In the event the Company amends or waives any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer or controller that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the 1934 Act, the Company intends to disclose these actions on the Company's website.

VIEW THE COMPANY'S GOVERNANCE MATERIALS

You can view the Company's governance materials, including the Certificate of Incorporation, By-Laws, Corporate Governance Guidelines and Board committee charters on the Company's website, **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance" and then "Documents." Instructions on how to obtain copies of these materials are included in the response to question 26, on **page 96**.

COMMUNICATE WITH THE BOARD

The Board has established a process to facilitate communication by shareowners and other interested parties with Directors. Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to **asktheboard@coca-cola.com**.

Communications may be distributed to all Directors, or to any individual Director, as appropriate. At the direction of the Board, all mail received may be opened and screened for security purposes. In addition, items that are unrelated to the duties and responsibilities of the Board will not be distributed. Such items include, but are not limited to:

- spam
- junk mail and mass mailings
- product complaints or inquiries
- new product suggestions
- resumes and other forms of job inquiries
- surveys
- business solicitations or advertisements

In addition, material that is trivial, obscene, unduly hostile, threatening or illegal or similarly unsuitable items will be excluded; however, any communication that is excluded will be made available to any independent, non-employee Director upon request.

To answer the many questions we receive about our Company and our products, we offer detailed information about common areas of interest on the "FAQs" page of our website, **www.coca-colacompany.com/faqs**.

Director Compensation

The Committee on Directors and Corporate Governance is responsible for reviewing and making recommendations to the Board regarding all matters pertaining to compensation paid to Directors for Board, Lead Independent Director, committee and committee chair service.

Under the Committee on Directors and Corporate Governance charter, the Committee is authorized to engage consultants or advisors in connection with its review and analysis of Director compensation. In 2019, the Committee on Directors and Corporate Governance engaged Willis Towers Watson to evaluate the competitiveness of its Director compensation program, as the Board's last increase in Director compensation (other than instituting an additional cash retainer for the Lead Independent Director) was in 2013.

In making non-employee Director compensation recommendations, the Committee on Directors and Corporate Governance takes various factors into consideration, including, but not limited to, the responsibilities of Directors generally, as well as committee chairs, and the form and amount of compensation paid to directors by comparable companies. The Board reviews the recommendations of the Committee on Directors and Corporate Governance and determines the form and amount of Director compensation. Based on the results of the competitive analysis provided by Willis Towers Watson, the Committee determined, and the Board approved, adjustments to the Director compensation program to increase the annual cash retainer to $90,000 and increase the cash retainer for the Chairs of the Audit and Talent and Compensation Committees, effective January 1, 2020.

Director compensation is provided under The Coca-Cola Company Directors' Plan (the "Directors' Plan"). Directors who also serve as employees of the Company do not receive payment for service as Directors.

2020 ANNUAL COMPENSATION

ANNUAL CASH RETAINER	**$90,000**
ANNUAL EQUITY RETAINER	**$200,000**

ADDITIONAL COMPENSATION

Lead Independent Director	**$30,000**
Chair of Audit Committee	**$30,000**
Chair of Talent and Compensation Committee	**$25,000**
Chairs of all other Committees	**$20,000**

Cash retainers are paid on a quarterly basis. Under the Directors' Plan, non-employee Directors have the option of deferring all or a portion of their cash compensation into share units that are paid out in cash after leaving the Board.

The $200,000 annual equity retainer is credited in deferred share units. The number of share units awarded is equal to the number of shares of Common Stock that could be purchased on the open market for $200,000 on April 1. Share units do not have voting rights but are credited with hypothetical dividends that are reinvested in additional units to the extent dividends on Common Stock are received by shareowners. Share units are paid out in cash on the later of (i) January 15 of the year following the year in which the Director leaves the Board and (ii) six months after the Director leaves the Board. Directors may elect to take their payout in a lump sum or in up to five annual installments.

Directors do not receive fees for attending Board or committee meetings. Non-employee Directors are reimbursed for reasonable expenses incurred in connection with Board-related activities.

HIGHLIGHTS OF DIRECTOR COMPENSATION PROGRAM

- **Emphasis on Equity**: Ties the majority of Directors' compensation to shareowner interests because the value of share units fluctuates up or down depending on the stock price.
- **Long-Term Focus**: Focuses on the long term, because share units are not paid until after the Director leaves the Board.
- **Market Competitive**: In line with peers and is equitable based on the work required of Directors serving at an entity of the Company's size and scope.
- **No Fees**: No fees are paid for Board meeting attendance.
- **Stock Ownership Requirements**: Since share units are not paid out until after the Director leaves the Board, all Directors hold their annual equity retainers until after retirement from Board service. As a result, after only 3 years of service, all Directors maintain an equity ownership level of at least five times the annual cash retainer.

The following table details the total compensation of the Company's non-employee Directors for the year ended December 31, 2020.

2020 DIRECTOR COMPENSATION TABLE

Name[1] (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Herbert A. Allen	$110,000	$200,000	$0	$0	$0	$ 3	$310,003
Ronald W. Allen[2]	51,000	40,000	0	0	0	4,283	95,283
Marc Bolland	90,000	200,000	0	0	0	3	290,003
Ana Botín	90,000	200,000	0	0	0	3	290,003
Christopher C. Davis	90,000	200,000	0	0	0	944	290,944
Barry Diller	110,000	200,000	0	0	0	738	310,738
Helene D. Gayle	115,000	200,000	0	0	0	3	315,003
Alexis M. Herman	110,000	200,000	0	0	0	24,187	334,187
Robert A. Kotick	90,000	200,000	0	0	0	50,003	340,003
Maria Elena Lagomasino	140,000	200,000	0	0	0	7,611	347,611
Caroline J. Tsay	90,000	200,000	0	0	0	1,892	291,892
David B. Weinberg	114,000	200,000	0	0	0	253	314,253

[1]   Mr. Quincey is a Company employee and therefore receives no compensation under the Directors' Plan.

[2]   Mr. R. Allen did not stand for reelection at the 2020 Annual Meeting of Shareowners.

Fees Earned or Paid in Cash (Column (b))

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee Director in 2020, whether or not such fees were deferred. In addition to the $90,000 annual cash fees (or a prorated portion thereof): (i) each of Messrs. R. Allen and Weinberg received a prorated portion of the $30,000 cash fee for service as Audit Committee Chair; (ii) Ms. Gayle received an additional $25,000 for service as Talent and Compensation Committee Chair; and (iii) each of Mses. Herman and Lagomasino and Messrs. H. Allen and Diller received an additional $20,000 for service as a chair of the other committees. Ms. Lagomasino also received an additional $30,000 for service as Lead Independent Director.

The table below shows the non-employee Directors who deferred any portion of their 2020 cash compensation into share units. The number of share units is equal to the number of shares of Common Stock that could be purchased for the deferred amount based on the average of the high and low prices of a share of Common Stock on April 1, 2020, and for Mr. Weinberg, April 22, 2020, with respect to the prorated portion of share units attributable to him for service as Audit Committee Chair.

Director	Elective Deferral in Share Units
Mr. R. Allen	1,193
Ms. Botín	1,579
Mr. Davis	2,106
Mr. Diller	2,574
Mr. Kotick	2,106
Ms. Lagomasino	3,276
Ms. Tsay	210
Mr. Weinberg	2,629

Stock Awards (Column (c))

The amounts reported in the Stock Awards column reflect the grant date fair value associated with each non-employee Director's share units that are required to be deferred under the Directors' Plan, calculated in accordance with the provisions of the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation—Stock Compensation ("ASC Topic 718").

The table below shows the number of outstanding share units held by each non-employee Director as of December 31, 2020.

Director	Outstanding Share Units as of 12/31/2020
Mr. H. Allen	111,303
Mr. R. Allen	113,492
Mr. Bolland	30,913
Ms. Botín	48,748
Mr. Davis	16,734
Mr. Diller	157,477
Ms. Gayle	42,493
Ms. Herman	67,936
Mr. Kotick	60,222
Ms. Lagomasino	80,980
Ms. Tsay	13,747
Mr. Weinberg	38,645

All Other Compensation (Column (g))

The amounts reported in the All Other Compensation column reflect, where applicable, Company matching gifts to nonprofit organizations and other charitable contributions, premiums for life insurance (including accidental death and dismemberment and business travel accident coverage), the costs of Company products provided to Directors without charge and, for Mr. R. Allen, a gift provided in connection with his retirement.

Further described below are those perquisites and other personal benefits and all other compensation required by SEC rules to be separately identified for 2020.

CHARITABLE CONTRIBUTIONS

The Directors are eligible to participate in the Company's matching gifts program, which is the same program available to all U.S.-based employees and retirees. In 2020, this program matched up to $10,000 of charitable contributions on a two-for-one basis to tax-exempt arts, cultural, environmental and educational organizations. In addition, due to the COVID-19 pandemic, charitable contributions to The Coca-Cola Employee Disaster Relief Fund were matched for a limited time on a two-for-one basis. The amounts paid by the Company to match gifts made by the non-employee Directors in 2020 under these programs are set forth in the table below. The total cost of matching contributions on behalf of the non-employee Directors for 2020 was $70,000.

Name	Matching Gifts
Ms. Herman	$20,000
Mr. Kotick	50,000

The Company provided a donation in honor and memory of Mr. Weinberg's father to Northwestern University's Weinberg College of Arts and Science Fund. The total cost incurred by the Company for this donation was $250.

INSURANCE PREMIUMS

For Directors who elected coverage prior to 2006 (Messrs. R. Allen and Diller), the Company provides life insurance coverage, which includes $30,000 term life insurance and $100,000 group accidental death and dismemberment insurance. This coverage was discontinued in 2006 for all other Directors. The Company cost for this insurance for the participating non-employee Directors in 2020 was $735 per Director, for a total cost of $1,470.

Business travel accident insurance coverage of $200,000 is provided to all non-employee Directors while traveling on Company business, at a Company cost of $3 per Director per year.

PERQUISITES AND OTHER PERSONAL BENEFITS

To help expand the Directors' knowledge of the Company's products, the Company provides certain products to Directors' offices without charge. The total cost incurred by the Company in 2020 for products provided to non-employee Directors was $14,622.

Name	Products
Mr. Davis	$ 941
Ms. Herman	4,184
Ms. Lagomasino	7,608
Ms. Tsay	1,889

In connection with his retirement, the Company provided a commemorative gift to Mr. R. Allen in recognition for his nearly 30 years of Board service. The total cost incurred by the Company for the retirement gift was $3,545.

Director Independence and Related Person Transactions

INDEPENDENCE DETERMINATIONS

Under the corporate governance listing standards of the NYSE and the Company's Corporate Governance Guidelines, the Board must consist of a majority of independent Directors. In making independence determinations, the Board observes NYSE and SEC criteria and considers all relevant facts and circumstances. Under NYSE corporate governance listing standards, to be considered independent:

• the Director must not have a disqualifying relationship, as defined in the NYSE standards; and

• the Board must affirmatively determine that the Director otherwise has no material relationship with the Company directly, or as an officer, shareowner or partner of an organization that has a relationship with the Company. To aid in the Director independence assessment process, the Board has adopted categorical standards that identify categories of relationships that the Board has determined would not affect a Director's independence. These categorical standards, which are part of the Company's Corporate Governance Guidelines, are described below.

Categorical Standards

The following will not be considered material relationships that would impair a Director's independence:

Immaterial Sales/Purchases	The Director is an executive officer or employee or any member of his or her immediate family is an executive officer of any other organization that does business with the Company and the annual sales to, or purchases from, the Company are less than $1 million or 1% of the consolidated gross revenues of such organization, whichever is more.
Immaterial Indebtedness	The Director or any member of his or her immediate family is an executive officer of any other organization which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than $1 million or 1% of the total consolidated assets of the organization on which the Director or any member of his or her immediate family serves as an executive officer, whichever is more.
Immaterial Position	The Director is a director or trustee, but not an executive officer, or any member of his or her immediate family is a director, trustee or employee, but not an executive officer, of any other organization (other than the Company's outside auditing firm) that does business with, or receives donations from, the Company.
Immaterial Ownership	The Director or any member of his or her immediate family holds a less than 10% interest in any other organization that has a relationship with the Company.
Immaterial Nonprofit Relationship	The Director or any member of his or her immediate family serves as an executive officer of a charitable or educational organization which receives contributions from the Company in a single fiscal year of less than $1 million or 2% of that organization's consolidated gross revenues, whichever is more.

In addition, when determining Director independence, the Board does not consider transactions:

• with entities for which a Director or an immediate family member served only as a director or trustee;

• of less than $120,000; and

• with entities in which the Director's or an immediate family member's only interest is a less than 10% ownership interest.

The Board, through its Committee on Directors and Corporate Governance, annually reviews all relevant business relationships any Director nominee and any person who served as a Director during 2020 may have with the Company. As a result of its annual review, the Board has determined that none of the following Director nominees has a material relationship with the Company and, as a result, such Director nominees are independent: Marc Bolland, Ana Botín, Christopher C. Davis, Barry Diller, Helene D. Gayle, Alexis M. Herman, Robert A. Kotick, Maria Elena Lagomasino, Caroline J. Tsay and David B. Weinberg. In addition, the Board determined that Ronald W. Allen, who served as a Director for a portion of 2020, was independent. None of the Directors who were determined to be independent had any relationships that were outside the categorical standards identified above.

James Quincey has served as the Company's Chief Executive Officer since May 1, 2017, and therefore is not an independent Director. Even though Herbert A. Allen is not currently determined to be independent, he contributes greatly to the Board and the Company through his wealth of experience, expertise and judgment.

All the Directors who serve as members of the Audit Committee, Talent and Compensation Committee and Committee on Directors and Corporate Governance are independent as required by the NYSE corporate governance rules. Under these rules, Audit Committee members also satisfy the separate SEC and NYSE independence requirements, and the Talent and Compensation Committee members satisfy the additional SEC and NYSE independence requirements.

5

The table below summarizes the relationships that were considered in connection with the independence determinations. None of the transactions described below were considered material relationships that impacted the applicable Director's independence.

Director	Categorical Standard	Description of Relationship
Ana Botín	Immaterial Sales/ Purchases and Immaterial Indebtedness	The Board examined the Company's relationship with Banco Santander, S.A. ("Banco Santander") where Ana Botín, one of our Directors, is Executive Chair. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues and 1% of the total consolidated assets of Banco Santander; (ii) the Company's investment of excess cash with Banco Santander, primarily in time deposits which provided market rate returns, is part of the Company's overall cash management and investment strategy which includes banks other than Banco Santander; (iii) the Company's payments and proposed payments to Banco Santander relate to underwriting services and/or, banking fees, all in the ordinary course of business; and (iv) the Company has had a relationship with Banco Santander and its banking subsidiaries for many years prior to Ms. Botín's service as a Director of the Company.
Robert A. Kotick	Immaterial Sales/ Purchases	The Board examined the Company's relationship with Activision Blizzard, Inc. and its subsidiaries ("Activision") where Robert A. Kotick, one of our Directors, is Chief Executive Officer and a Director. The Board determined that the relationship was not material since (i) the amounts payable under sponsorship agreements entered into in the ordinary course of business represent less than 1% of the consolidated gross revenues of Activision; and (ii) the Company has had a relationship with Activision prior to Mr. Kotick's service as a Director of the Company.

Related Person Transactions

A "Related Person Transaction" is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which the Company (including any of its subsidiaries) was, is or will be a participant and, as relates to Directors or shareowners who have an ownership interest in the Company of more than 5%, the amount involved exceeds $120,000, and in which any Related Person (defined below) had, has or will have a direct or indirect material interest. Under Company policy, there is no threshold amount applicable to executive officers with regard to Related Person Transactions.

A "Related Person" means:

- any person who is, or at any time during the applicable period was, a Director, a nominee for Director or an executive officer of the Company;
- any person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock;
- any immediate family member of any of the persons referenced in the preceding two bullets, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the Director, nominee for Director, executive officer or more than 5% beneficial owner of Common Stock, and any person (other than a tenant or employee) sharing the household of such Director, nominee for Director, executive officer or more than 5% beneficial owner of Common Stock; or
- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

In general, the Company will enter into or ratify Related Person Transactions with Directors only when the Board, acting through the Committee on Directors and Corporate Governance, determines that the Related Person Transaction is reasonable and fair to the Company. When considering whether a Related Person Transaction is reasonable and fair to the Company, the Committee considers, among other things, the evaluation of the transaction by employees directly involved and the recommendation of the Chief Financial Officer. In addition, any Related Person Transaction involving an executive officer must be pre-approved by the Chief Executive Officer and any Related Person Transaction involving the Chairman of the Board (if an employee of the Company), Chief Executive Officer or a beneficial owner of more than 5% of the outstanding Common Stock must be submitted to the Audit Committee for approval.

Many transactions that constitute Related Person Transactions are ongoing, and some arrangements predate any relationship with the Director or predate the Director's relationship with the Company. When a transaction is ongoing, any amendments or changes are reviewed, and the transaction is reviewed annually for reasonableness and fairness to the Company.

Identifying possible Related Person Transactions involves the following procedures:

- Directors, Director nominees, executive officers and beneficial owners of more than 5% of the outstanding Common Stock are asked to complete annual questionnaires.
- Directors and Director nominees are required to annually verify and update information about (i) where the Director is an employee, director or executive officer; (ii) each entity where an immediate family member of a Director is an executive officer; (iii) each firm, corporation or other entity in which the Director or an immediate family member is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest; and (iv) each charitable or educational organization where the Director or an immediate family member is an employee, executive officer, director or trustee.

When the Company receives the requested information from its Directors, Director nominees, executive officers and beneficial owners of more than 5% of the outstanding Common Stock, the Company compiles a list of all persons and entities, including all subsidiaries of the entities identified, that may give rise to a Related Person Transaction. The Office of the Secretary reviews the updated list and expands the list if necessary, based on a review of SEC filings, internet searches and applicable websites.

For 2020, the list of approximately 4,300 persons and entities was distributed within the Company to identify any potential transactions. Searches were also performed on the Company's approximately 300 accounting locations to identify payments and receipts. All reported transactions, along with payment and receipt information, were compiled for each person and entity. The information was reviewed and relevant information was presented to the Committee on Directors and Corporate Governance or the Audit Committee, as applicable.

Since January 1, 2020, there has not been, nor is there currently proposed, any Related Person Transaction in which the amount involved exceeded or will exceed $120,000 and in which any Related Person had or will have a direct or indirect material interest.

Details regarding Related Person Transactions are included in the charters for the Committee on Directors and Corporate Governance and the Audit Committee and in our Codes of Business Conduct. These documents can be found on the Company's website, **www.coca-colacompany.com**, by clicking on "Investors" and then clicking on "Corporate Governance."

5

6
SHARE OWNERSHIP

Ownership of Equity Securities of the Company

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding beneficial ownership of Common Stock by each Director, each individual named in the 2020 Summary Compensation Table on **page 66**, and our Directors and executive officers as a group, all as of February 22, 2021. Unless otherwise noted, voting power and investment power in Common Stock are exercisable solely by the named person.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Herbert A. Allen	18,097,576	*	Includes 6,000,000 shares held by Allen & Company Incorporated, 30,045 shares held by 12 trusts of which Mr. Allen, in each case, is one of three to five trustees, and 30,000 shares held by a foundation of which he is one of six directors. Mr. Allen disclaims beneficial ownership of the 30,000 shares held by the foundation. Also includes 37,531 shares held by a family member over which Mr. Allen has disclaimed beneficial ownership. Does not include 111,303 share units deferred under the Directors' Plan, which are settled in cash.
Marc Bolland	10,000	*	Does not include 30,913 share units deferred under the Directors' Plan, which are settled in cash.
Ana Botín	2,500	*	Shares held by a Spanish limited company of which Ms. Botín and her husband are the indirect beneficial owners. Does not include 48,748 share units deferred under the Directors' Plan, which are settled in cash.
Christopher C. Davis	20,000	*	Does not include 16,734 share units deferred under the Directors' Plan, which are settled in cash.
Barry Diller	6,000,000	*	Includes 4,000,000 shares held by a trust of which Mr. Diller is sole trustee and beneficiary and 2,000,000 shares that may be acquired by this trust upon the exercise of call options, purchased from an unrelated third party, which are presently exercisable. Does not include 157,477 share units deferred under the Directors' Plan, which are settled in cash.
Helene D. Gayle	3,000	*	Does not include 42,493 share units deferred under the Directors' Plan, which are settled in cash.
Alexis M. Herman	2,000	*	Does not include 67,936 share units deferred under the Directors' Plan, which are settled in cash.
Robert A. Kotick	70,000	*	Does not include 60,222 share units deferred under the Directors' Plan, which are settled in cash.
Maria Elena Lagomasino	23,631	*	Does not include 80,980 share units deferred under the Directors' Plan, which are settled in cash.
Caroline J. Tsay	1,104	*	Does not include 13,747 share units deferred under the Directors' Plan, which are settled in cash.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
David B. Weinberg	9,391,585	*	Includes 776,930 shares held by family members over which Mr. Weinberg has sole dispositive power and 152,930 shares held by an estate trust of a deceased family member, of which Mr. Weinberg is one of three trustees and is a contingent remainder beneficiary but over which he also has sole dispositive power. Also includes 1,466,558 shares held by a marital trust of a deceased family member, of which Mr. Weinberg is one of three trustees and contingent remainder beneficiaries but over which he also has sole dispositive power, and 3,000,000 shares held by three family trusts, of which Mr. Weinberg is a current or contingent remainder beneficiary and one of three trustees but over which he also has sole dispositive power. Also includes 12,000 shares held by a family trust, of which Mr. Weinberg is neither a trustee nor a beneficiary but over which he has sole dispositive power. Also includes 3,540,000 shares held by two family limited partnerships, over which Mr. Weinberg has sole investment control and shares beneficial ownership interest. Also includes 48,888 shares held by two foundations, over which Mr. Weinberg shares investment power with other family members but over which he also has sole dispositive power, and 39,065 shares held by two foundations, over which other family members have investment power but over which Mr. Weinberg also has sole dispositive power. Does not include 38,645 share units deferred under the Directors' Plan, which are settled in cash.
James Quincey	2,296,606	*	Includes 44,678 shares held by a family member, 200 shares of restricted stock, 4,637 shares credited to Mr. Quincey under The Coca-Cola Company 401(k) Plan (the "401(k) Plan") and 1,870,573 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 23, 2021. Does not include 13,458 share units credited under The Coca-Cola Company Supplemental 401(k) Plan (the "Supplemental 401(k) Plan"), which are settled in cash post employment.
John Murphy	964,226	*	Includes 2,143 shares held by a family member, 200 shares of restricted stock, 34 shares credited to Mr. Murphy under the 401(k) Plan and 820,814 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before April 23, 2021.
Manuel Arroyo	150,098	*	Includes 139,908 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before April 23, 2021.
Bradley M. Gayton	263	*	Shares credited to Mr. Gayton under the 401(k) Plan. Also does not include 76,507 unvested restricted stock units, which will be settled in shares upon vesting.
Brian J. Smith	1,368,352	*	Includes 200 shares of restricted stock, 38,127 shares credited to Mr. Smith under the 401(k) Plan, and 1,175,996 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before April 23, 2021. Does not include 18,471 share units credited under the Supplemental 401(k) Plan, which are settled in cash post employment.
All Directors and executive officers as a group (25 persons)	42,724,237	*	Includes 800 shares of restricted stock, 93,256 shares credited under the 401(k) Plan and 9,628,847 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before April 23, 2021. Does not include 63,629 share units credited under the Supplemental 401(k) Plan and 669,198 share units deferred under the Directors' Plan, all of which will be settled in cash. Also does not include 83,019 unvested restricted stock units, which will be settled in shares upon vesting.

* Less than 1% of outstanding shares of Common Stock.

[1] Share units credited under the Directors' Plan and the Supplemental 401(k) Plan are not included as outstanding shares in calculating these percentages. Unvested restricted stock units, which will be settled in shares upon vesting, also are not included.

PRINCIPAL SHAREOWNERS

Set forth in the table below is information about the number of shares held by persons we know to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

Name and Address	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[4]
Berkshire Hathaway Inc.[1] 3555 Farnam Street Omaha, Nebraska 68131	400,000,000	9.28%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	312,557,861	7.25%
BlackRock, Inc.[3] 55 East 52nd Street New York, New York 10055	282,886,318	6.56%

[1] Berkshire Hathaway Inc., a diversified holding company, has informed the Company that, as of December 31, 2020, it held an aggregate of 400,000,000 shares of Common Stock through subsidiaries.

[2] The information is based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 10, 2021, reporting beneficial ownership as of December 31, 2020. The Vanguard Group reported that it has sole dispositive power with respect to 294,988,449 shares of Common Stock, shared voting power with respect to 6,682,876 shares of Common Stock, shared dispositive power with respect to 17,569,412 shares of Common Stock and no sole voting power.

[3] The information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 29, 2021, reporting beneficial ownership as of December 31, 2020. BlackRock, Inc. reported that it has sole voting power with respect to 244,022,924 shares of Common Stock, sole dispositive power with respect to 282,886,318 shares of Common Stock and no shared voting or dispositive power.

[4] The ownership percentages set forth in this column are based on the assumption that each of the principal shareowners continued to own the number of shares reflected in the table above on February 22, 2021.

7
COMPENSATION

ITEM 2

ADVISORY VOTE TO APPROVE
EXECUTIVE COMPENSATION

 **WHAT AM I VOTING ON?**

Shareowners are being asked to approve, on an advisory basis, the compensation of the Named Executive Officers as described in the Compensation Discussion and Analysis beginning on **page 46** and the Compensation Tables beginning on **page 66**.



The Board of Directors recommends a vote FOR the advisory vote to approve executive compensation.

The Company seeks a non-binding advisory vote from its shareowners to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis beginning on **page 46** and the Compensation Tables beginning on **page 66**.

In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and Compensation Tables. The Talent and Compensation Committee has made several key enhancements in recent years to our compensation programs in order to continue to improve the alignment between compensation designs and outcomes and the Company's business and talent strategies, as well as the long-term interests of our shareowners.

The Board recommends that shareowners vote FOR the following resolution:

"RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis, the Compensation Tables and the related narrative disclosure."

The Talent and Compensation Committee takes very seriously its role in the governance of the Company's compensation programs and values thoughtful input from shareowners. Because your vote is advisory, it will not be binding upon the Board. However, the Board values shareowners' opinions, and the Talent and Compensation Committee will consider the outcome of the advisory vote when considering future executive compensation decisions. The Board has adopted a policy of providing for annual advisory votes from shareowners on executive compensation. The next such vote will occur at the 2022 Annual Meeting of Shareowners.

7

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy and programs, the compensation decisions the Talent and Compensation Committee (referred to as the "Committee" in this Compensation Discussion and Analysis) has made under those programs, and the factors considered in making those decisions. This Compensation Discussion and Analysis focuses on the compensation of our Named Executive Officers for 2020. The titles shown for our Named Executive Officers reflect their position with the Company during 2020.



James Quincey
Chairman of the Board and Chief Executive Officer



John Murphy
Executive Vice President and Chief Financial Officer



Manuel Arroyo
Chief Marketing Officer and President, Asia Pacific Group



Bradley M. Gayton
Senior Vice President and General Counsel



Brian J. Smith
President and Chief Operating Officer

2020 PERFORMANCE IN REVIEW

REVENUE PERFORMANCE

(11)%
Reported Net Operating Revenue

(9)%
Organic Revenues (Non-GAAP)

OPERATING INCOME PERFORMANCE

(11)%
Reported Operating Income

0%
Comparable Currency Neutral Operating Income (Non-GAAP)

EARNINGS PER SHARE

$1.79
Reported EPS

$1.95
Comparable EPS (Non-GAAP)

CASH FLOW

$9.8 BILLION
Cash from Operations

$8.7 BILLION
Free Cash Flow (Non-GAAP)

Note: Organic revenues is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural changes, as applicable, and the impact of changes in foreign currency exchange rates. Comparable currency neutral operating income is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability and the impact of changes in foreign currency exchange rates. Comparable EPS is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability. Free cash flow is a non-GAAP financial measure that represents net cash provided by operating activities less purchases of property, plant and equipment. See **Annex C** for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

SHAREOWNER RETURN

Dividends Paid Per Share



2020	**$1.64**
2019	**$1.60**
2018	**$1.56**

58 YEARS
of consecutive dividend increases

$7.0 BILLION
paid to shareowners in 2020 through dividends

TOTAL SHAREOWNER RETURN[(1)]



- Coca-Cola Company   ■ Comparator Group   S&P 500

[(1)]   Source: FactSet Research Systems Inc. This chart shows how a $100 investment in the Company's Common Stock on December 31, 2015, would have grown to $150 on December 31, 2020, with dividends reinvested quarterly. The chart also compares the total shareowner return on the Company's Common Stock to the same investment in the S&P 500 Index and the Company's 2020 compensation comparator group (see **page 61**) over the same period, with dividends reinvested quarterly. Includes the Company's 2020 compensation comparator group for the five-year period whether or not a company was included in the group for the entire period. For foreign companies included in the comparator group, market value and total shareowner return have been converted to U.S. dollars. Market returns are weighted by relative market capitalization and are adjusted for spin-offs and special dividends.

2020 TALENT AND COMPENSATION COMMITTEE ACTIONS IN REVIEW

2020 presented many unique macro environmental challenges, including a global pandemic, a global economic crisis, and a call for social justice in the United States and in many other countries around the world. As a Committee, we recognize the importance of navigating talent and compensation programs and decisions during this unprecedented time.

The Company prioritizes talent and cultural transformation as key drivers to its total beverage company aspiration. The Company's talent and people strategy has never been more important in how it equips the organization to emerge stronger from the pandemic. This transformation took the form of realigning the Company's organizational structure to accelerate growth, evolving the Company's culture, and refining the Company's programs and processes to enhance its ability to recruit, retain, motivate and develop diverse talent. As a part of these efforts, the Company accelerated its leadership and talent agenda in 2020 to drive the Company forward. The Committee has been thoughtful to provide rewards that are in support of the Company's business and talent strategy and consistent with our compensation philosophies and principles described below, despite unprecedented economic challenges.

EXECUTIVE PAY ACTIONS IN RESPONSE TO COVID-19



Given the timing of our fiscal year, the Committee approved the annual and long-term incentive plan designs, including setting rigorous performance metrics and targets, in February 2020, prior to the identification of COVID-19 as a pandemic by the World Health Organization with significant public health and global economic implications. The Committee monitored the impact of COVID-19 throughout the remainder of the year, holding regular meetings with Meridian. In February 2021, the Committee considered management's performance in light of COVID-19, taking into account performance against the pre-established targets, performance against peers, overall organizational health, and leadership in the face of unexpected challenges. The Committee determined to take the following actions, which are summarized below and explained in more detail in this Compensation Discussion and Analysis:

- **Annual Incentive:** While the Company entered 2020 with solid momentum, coming off of strong results in 2019, the unexpected and unprecedented impacts of the COVID-19 pandemic resulted in the minimum threshold level of performance not being achieved with respect to the 2020 annual incentive performance measures applicable to the Named Executive Officers. Accordingly, there was no payout under the Company's Performance Incentive Plan. After review, the Committee approved a special one-time incentive payment to the senior executives, including the Named Executive Officers, equating to 30% of their annual target bonus amount that had been set in February 2020 under the Performance Incentive Plan, consistent with the maximum amount typically designated for individual performance contributions. The Committee determined this was appropriate based on improved performance trends in the second half of the year, the resilience of leaders in the face of the COVID-19 pandemic, and strategic efforts to drive the reorganization of the Company. See **page 55** for details describing leadership accomplishments for 2020. The Committee also considered the fact that discretionary incentive payments were made to non-executive employees under a one-time broad-based program intended to reward performance during the pandemic.

- **Long-Term Incentive:** The effects of the pandemic also impacted the performance measures in the outstanding performance share unit programs. Results for the 2018-2020 performance period were certified at 54% but were trending to pay near 115% in early 2020, prior to the impact of COVID-19. Results for the 2019-2021 and 2020-2022 performance periods are currently both trending below target. After review, the Committee determined not to adjust or reset performance measures in any of the performance share unit programs despite the negative and unexpected impact of the pandemic on the Company's business performance.

- **2021 Compensation Programs:** The Company is continuing with its current incentive programs for Named Executive Officers in 2021. In addition, in February 2021, the Committee approved a special emerging stronger performance share unit award to approximately 1,000 employees, including the Named Executive Officers, designed to motivate and reward employees to continue to drive Company performance, emerge stronger from the pandemic and accelerate the Company's transition to become a networked global organization. The one-time special award comprises less than 15% of the Company's total annual long-term award incentive. The ultimate value, if any, of the special award is contingent upon the achievement of an earnings per share performance measure that rewards pre-COVID-19 level results over a two-year performance period, and it includes a relative total shareowner return modifier.

REORGANIZING FOR FUTURE GROWTH



To achieve the Company's transition to a networked global organization, the Committee supports a robust talent strategy that in 2020 included reorganizing the Company's structure to accelerate growth, evolving the Company's culture, and refining programs and processes to enhance the Company's ability to recruit, retain, motivate and develop talent:

- Approximately 47% of positions changed in the Company's organizational refresh process, excluding the Bottling Investments and Global Ventures operating segments. The Company used a globally consistent selection approach to hand pick the top leaders of the organization, with selection criteria anchored in the Company's leadership model, past performance, and other relevant talent data.

- The Company has been intentional about hiring strong external talent to fill emerging capabilities. It is committed to having diverse slates and panels throughout the process and has developed strong recruiting tools to promote a fair and equitable recruitment process.

- The Committee also supported a Voluntary Separation Program that aimed to give employees more options with respect to their career path as the new organization was designed.

DIVERSITY, EQUITY & INCLUSION



The Company has taken deliberate actions to make a difference with employees, system partners and communities, with the support of and oversight by the Committee, including:

- Increasing global social justice efforts, primarily focusing on racial equity, and launching a global social justice framework focused on four main areas – listening, leading, investing and advocating.

- Focusing its charitable giving and community investments on social justice issues, with more than $5 million contributed to date through grants from The Coca-Cola Foundation, Company donations and employee matching programs.

- Announcing a five-year commitment to increase spend with Black-owned businesses and vendors in the United States by at least $500 million.

The Committee is dedicated to supporting the Company's effort in building a strategy focused on improving the recruitment, retention, engagement and development of its diverse workforce, and strengthening its capability and insights around inclusion and demographic data, internally and externally:

- The Company is working to grow and strengthen diversity within its leadership and mirror the markets it serves. In 2020, the Company piloted a new set of diagnostic tools within certain business units to better measure its diversity and inclusion progress.

- The Company has committed to sharing its ongoing progress and will publish diversity representation and EEO-1 data in the 2020 Business & Sustainability Report.

- The Company developed a global diversity, equity and inclusion learning and education plan for all employees that launched in 2021.

NEW SENIOR EXECUTIVE TALENT



Bradley M. Gayton joined the Company as Senior Vice President and General Counsel in September 2020, after nearly 30 years at Ford Motor Company. In consultation with Meridian, the Committee established Mr. Gayton's compensation package, taking into consideration several factors, including compensation data for comparable positions at other companies, including the comparator group (see **page 61**), and the need to provide a partial make-whole for certain compensation and benefits forfeited upon Mr. Gayton's departure from his former employer.

2020 COMPENSATION OUTCOMES

The Committee is accountable for ensuring that the decisions made about executive compensation are in the best long-term interests of our shareowners. We strive to achieve this through adherence to our compensation philosophy and core principles and by carefully considering feedback received from shareowners to continually enhance our compensation programs.

The table set forth below illustrates the total direct compensation (in millions) for each of our Named Executive Officers in 2020.

	James Quincey	John Murphy	Manuel Arroyo	Bradley M. Gayton	Brian J. Smith
LONG-TERM INCENTIVE	$14.6	$4.9	$3.8	$0	$5.3
ANNUAL INCENTIVE	$0	$0	$0	$0	$0
SPECIAL ONE-TIME INCENTIVE PAYMENT	$1.0	$0.3	$0.2	$0.1	$0.5
BASE SALARY	$1.6	$0.8	$0.6	$0.3	$0.9
OTHER*	–	–	–	$4.0	–
TOTAL DIRECT COMPENSATION**	**$17.2**	**$6.0**	**$4.6**	**$4.3**	**$6.6**

*   As set forth in the offer letter entered into in connection with Mr. Gayton's hiring, the Committee approved a one-time sign-on bonus of $500,000. Mr. Gayton joined the Company in September 2020 and therefore did not receive an equity grant as part of the annual long-term incentive grants awarded in February 2020. In October 2020, the Committee approved a special long-term incentive award of restricted stock units valued at $3,460,335 as a partial make-whole for certain compensation and benefits forfeited upon his departure from his former employer. The restricted stock units will vest 15% on December 10, 2021 and 85% on December 10, 2023, if Mr. Gayton remains employed through those dates.

**   Certain columns may not add due to rounding.

7

OUR COMPENSATION PHILOSOPHY AND CORE PRINCIPLES

While we consider a number of factors in our pay decisions, we are guided by the following core philosophies and principles:

Pay for Performance		The great majority of pay for executives is at-risk and performance-based with metrics aligned to the Company's growth strategy. Company performance is assessed in two ways: • The Company's operating performance, including results against long-term growth targets • Return to shareowners over time, both on an absolute basis and relative to our peers
Alignment with Shareowners		Our compensation programs are designed to align executives' interests with those of our shareowners. A majority of pay for our Named Executive Officers is tied to Company performance. We also maintain stock ownership guidelines for all executives and we remain committed to our Equity Stewardship Guidelines.
Provide Programs that Drive Long-Term Profitable Growth		We invest in and reward talent with the greatest potential to drive the long-term profitable growth of our Company, while holding employees accountable to the Company's strategy and values.
Simplicity and Transparency		Our compensation programs include clear performance metrics and line of sight for employees.
Recognition of Individual Performance		Non-financial goals, including environmental and social goals, are critical to the long-term success of our business, reflect our external responsibility as global leaders, and add value for our shareowners and other stakeholders. In addition, individual performance against our culture and leadership behaviors are also taken into consideration in recognition of individual performance. Executives are motivated to deliver results that align with Company values and shareowner interests.
Consider the Coca-Cola System		Our employees are required to operate and have influence in the context of our broad and complex global Coca-Cola system, which includes our approximately 225 bottling partners around the globe. While the Company had $33 billion in 2020 reported net operating revenue and employed approximately 80,300 people as of December 31, 2020, the Coca-Cola system generates more than $100 billion in revenues, operates in more than 200 countries and territories and employs more than 700,000 people. Our executives and employees must not only manage our business but also support our bottling partners and other partners. This alignment and a shared vision of success are critical to drive long-term growth.
Alignment of Approach across the Workforce		Our people, at every level, are our most important asset. The Committee takes seriously the Company's goal to structure pay programs, from the CEO down through the entire workforce, in a manner that reinforces the Company's growth agenda. The Committee also understands that CEO pay should be perceived as reasonable relative to overall employee pay. The compensation approach used to set CEO and Named Executive Officer pay is the same approach used in determining compensation for the broader workforce, including pay competitiveness and the use of performance-based metrics that reward exceptional financial performance. In its discretion in determining CEO and Named Executive Officer pay, the Committee may also consider other factors that it regularly reviews, including shareowner and employee feedback, the shareowner advisory vote on compensation, CEO pay ratio, global pay fairness, progress against diversity metrics and others.

CHECKLIST OF COMPENSATION PRACTICES

✅ WHAT WE DO

- Base the vast majority of pay on business performance; pay is not guaranteed
- Align pay outcomes with performance
- Engage in a rigorous target-setting process for incentive metrics
- Adhere to an equity burn rate commitment of 0.4% or less
- Apply share ownership and share retention policies
- Provide limited perquisites with sound business rationale
- Include "double-trigger" change in control provisions in equity awards
- Prohibit short sales, hedging and pledging of Company stock by executive officers and Directors
- Regularly assess the risk-reward balance of our compensation programs in order to mitigate undue risks in our programs
- Include clawback provisions in our key compensation programs

⊗ WHAT WE DON'T DO

- No employment contracts unless required by law
- No dividends or dividend equivalents on unearned performance share units or restricted stock units
- No repricing of underwater stock options
- No tax gross-ups for personal aircraft use or financial planning
- No special change in control severance provisions for executive officers
- No tax gross-ups related to change in control

TALENT AND COMPENSATION COMMITTEE INSIGHTS

When does the Committee review and make decisions regarding compensation and the Company's people and culture approach?

We have a robust annual cycle to plan, review and execute the executive compensation process, which includes year-round engagement with our shareowners. In 2020, two Committee meetings focused on our people and culture strategy.

When evaluating pay reported in the 2020 Summary Compensation Table against Company performance, it is important to consider the timing of compensation decisions and which performance period informs each of the annual and long-term incentive awards. For instance:

- Annual incentive awards reported for 2020 were decided in February 2021 and reflect performance against goals set in February 2020 and leadership response to challenges related to the global pandemic; and
- Annual long-term incentive awards reported for 2020 were granted in February 2020 and reflect the individual's potential to drive future growth.

Highlights from our 2020 agenda are set forth in the adjacent table.

JAN-MAR

- Evaluated prior year business performance, individual contributions, and future potential of executives in order to determine individual compensation decisions
- Reviewed robustness and rigor of target-setting for performance metrics for upcoming performance cycles
- Reviewed culture, leadership, talent strategy and progress against talent management and diversity metrics (e.g., succession, acceleration and retention of talent)
- Reviewed results of global pay fairness analysis

APR-JUN

- Discussed shareowner engagement activities and feedback
- Reviewed results of say-on-pay advisory vote
- Assessed impact of COVID-19 on compensation plans and programs

JUL-SEP

- Reviewed program designs and aligned on changes to support the business strategy for the upcoming year, including ESG goals
- Evaluated and set compensation comparator group to be used for upcoming year
- Further assessed impact of COVID-19 on compensation plans and programs

OCT-DEC

- Completed a risk assessment of all compensation programs
- Benchmarked compensation programs and pay opportunity against the compensation comparator group
- Reviewed progress against culture, leadership development and educational objectives; reviewed workplace compliance with federal government requirements
- Developed framework for potential discretionary awards in light of COVID-19 impact on compensation plans and programs to reflect extraordinary leadership

7

ELEMENTS OF EXECUTIVE COMPENSATION

We generally provide three elements of total direct compensation: base salary, annual incentives and long-term incentives, which are described below. In 2020, we also provided a one-time special incentive payment to the Named Executive Officers (see **page 54**). In addition, we provide limited perquisites (see **page 60**) and standard retirement and benefit plans (see **pages 64** and **98**).

BASE SALARY

Fixed cash compensation based on the market-competitive value of the skills and knowledge required for each role. Reviewed and adjusted when appropriate to maintain market competitiveness. Increases are not automatic or guaranteed.

ANNUAL INCENTIVE

Designed to reward results in the prior year. Annual cash incentives based on:

- Company financial metrics chosen to drive our growth strategy (net operating revenue and operating income)
- Individual performance

LONG-TERM INCENTIVE

Forward-looking equity awards intended to motivate and reward potential to drive future growth and align the interests of employees and shareowners. Grants awarded in the form of stock options and performance share units.

2020 performance measures:

- Net operating revenue
- Earnings per share
- Free cash flow
- Total shareowner return modifier

IMPORTANT FACTS ABOUT OUR INCENTIVE TARGETS

Rigor of Incentive Metrics

The Committee recognizes the importance of achieving an appropriate balance between rewarding executives for strong performance over both the short and long term and establishing realistic but rigorous targets that continue to motivate and retain executives. In 2020, the Committee continued to dedicate time to assess the robustness and rigor of our incentive metrics.

In setting our performance payout curves, the Committee considered the following:

- Performance levels necessary to achieve our long-term goals and deliver superior shareowner returns
- The likelihood of achieving various levels of performance based on historical results over a ten-year period
- Metrics, program designs and results at companies in our comparator group
- Performance relative to our comparator companies

Choice of Incentive Metrics

The key financial metrics in our incentive plans align with our growth strategy, are widely used measures to evaluate the success of our business by investors, are prevalent amongst our compensation comparator group, and are highly correlated with long-term value creation. To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the key financial metrics in our annual and long-term incentive plans are measured on a non-GAAP basis. We make certain adjustments when calculating these results, such as for the impact of foreign currency exchange rate fluctuations, items impacting comparability, changes in financial accounting reporting regulations, and costs and other financial implications associated with certain corporate transactions.

Our targets are currency neutral because the Committee believes incentive targets should measure the underlying results of the business, and business leaders should be encouraged to make decisions that drive long-term sustainable growth rather than to address short-term currency fluctuations. This philosophy has been in place for several years, and we review this issue regularly, as it is an important concern for global companies like ours with significant exposure to foreign currency exchange rate fluctuations.

Base Salary

Base salary is fixed cash compensation delivered in return for day-to-day job responsibilities, leadership skills and experience. Market-competitive base salaries help attract and retain executive talent. Base salary is not intended to reward past performance.

The Committee annually reviews base salary of our Named Executive Officers and makes adjustments when appropriate based on market competitiveness. The Committee may also make periodic adjustments in connection with promotions or changes in responsibility.

In 2020, adjustments were made to the base salaries of each of Messrs. Murphy, Arroyo and Smith to align to the competitive market. In connection with Mr. Gayton's hiring, the Committee used data provided from Meridian, including data from our comparator group (see **page 61**), in setting his base salary.

Name	Base Salary (12/31/2019) ($)	Base Salary (12/31/2020) ($)
Mr. Quincey	$1,600,000	$1,600,000
Mr. Murphy	800,000	840,000
Mr. Arroyo	598,500	630,000
Mr. Gayton	–	760,000
Mr. Smith	850,000	867,000

Annual Incentive Compensation

Annual cash incentives are determined under the Performance Incentive Plan and are designed to reward annual performance and individual contributions that support business results and strategy. Awards for our Named Executive Officers are determined based on a formula with predetermined financial measures aligned with the Company's long-term growth strategy ("Company Performance Factor"), as well as the executive's individual performance ("Individual Performance Amount").



BASE SALARY × TARGET PERCENTAGE × COMPANY PERFORMANCE FACTOR + INDIVIDUAL PERFORMANCE AMOUNT* = ANNUAL INCENTIVE AMOUNT

* The maximum percentage of an individual's target award that could be awarded for individual performance in 2020 was 30%.

TARGET PERCENTAGE

The Committee approves for each Named Executive Officer an annual target bonus amount expressed as a percentage of the executive's base salary. For 2020, these percentages were: 200% for Mr. Quincey, 175% for Mr. Smith, 125% for each of Messrs. Murphy and Arroyo, and 100% for Mr. Gayton.

COMPANY PERFORMANCE FACTOR

Actual annual incentive awards under the Performance Incentive Plan for the Named Executive Officers are primarily driven by the Company Performance Factor, which follows a formulaic calculation utilizing financial performance metrics determined at the outset of the performance period. The Committee selects metrics and targets that it believes are consistent with the Company's strategic goals. In February 2020, prior to COVID-19 being declared a pandemic by the World Health Organization, the Committee approved a design for each of the Named Executive Officers that weighted 50% for Company net operating revenue growth and 50% for Company operating income growth and, for each performance metric, set targets that were informed by our long-term growth target ranges. The targets were designed to be challenging but achievable. The amount earned is calculated on a straight-line basis depending on the various levels of achievement for each metric, and a minimum threshold must be achieved in order to receive a payout. For 2020, the earned payout could range from 0% to 200% of the target incentive. The maximum payout of 200% is set to be difficult to achieve. For example, to achieve the maximum payout for net operating revenue growth, the Company would have had to achieve 7.5% growth in 2020.

The COVID-19 pandemic and the related actions by governments around the world to attempt to contain the spread of the virus have impacted our business globally. Although we entered 2020 with solid momentum, coming off of strong results in 2019, the outbreak and preventative measures taken to contain COVID-19 negatively impacted our unit case volume, and our price, product and geographic mix in all of our operating segments, as consumer demand shifted to more at-home versus away-from-home consumption. Despite improvement in trends during the second half of the year, the Company was unable to deliver on the pre-established targets for net operating revenue growth and operating income growth that the Committee set at the beginning of the performance period.

The targets and results for each performance metric in 2020 were as follows:

Performance Metric*	Target	Result	Weighting	Weighted Result
Net Operating Revenue Growth	5%	Actual: (9)% 0%	50%	0%
Operating Income Growth	8%	Actual: 0% 0%	50%	0%
			Company Performance Factor	0%

* Net operating revenue growth is organic, which is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural changes, as applicable, and the impact of changes in foreign currency exchange rates. Operating income growth is comparable currency neutral (adjusted for structural changes), which is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability, the impact of changes in foreign currency exchange rates, and the impact of structural changes. Items impacting comparability include asset impairments, strategic realignment initiatives, productivity and reinvestment initiatives, transaction gains/losses, Coca-Cola Beverages Africa Proprietary Limited unrecognized depreciation and amortization, and other items. Structural changes generally refer to acquisitions and divestitures of bottling operations, including the impact of intercompany transactions among our operating segments. Using these adjusted measures of net operating revenue and operating income growth are appropriate because it provides a more consistent comparison against the prior year.

The Committee received detailed updates throughout the year with respect to the Company's actual and projected performance, assessing the impact of the pandemic on incentives. The Committee determined, after review and in consultation with Meridian, that despite the negative impact of COVID-19, no changes or adjustments would be made to the previously approved 2020 performance measures. As indicated above, this resulted in a Company Performance Factor of 0% for the Named Executive Officers.

INDIVIDUAL PERFORMANCE AMOUNTS

For the Named Executive Officers, consideration has historically been given for contributions to overall Company performance and operational goals; contributions toward global strategic initiatives; and individual contributions toward evolving the Company's culture. The maximum percentage of an individual's target award that could be awarded for individual performance in 2020 was 30%; however, because the Company failed to achieve a threshold minimum level of financial performance, resulting in a Company Performance Factor of 0%, Individual Performance Amounts were not considered in determining any payouts under the Performance Incentive Plan.

2020 SPECIAL ONE-TIME INCENTIVE PAYMENT

In rare cases, the Committee may determine to provide discretionary cash bonuses to our Named Executive Officers. In February 2021, the Committee reviewed management's 2020 performance in light of COVID-19 to assess whether a discretionary bonus would be appropriate. After review, the Committee, in consultation with Meridian, approved a special one-time incentive payment to the senior executives, including the Named Executive Officers, of 30% of their annual target bonus amount that had been set in February 2020 under the Performance Incentive Plan. The Committee determined this was appropriate based on improved performance trends in the second half of the year, the resilience of leaders in the face of the COVID-19 pandemic, and strategic efforts to drive the reorganization of the Company. The Committee also considered the fact that discretionary incentive payments were made to non-executive employees under a one-time broad-based program intended to reward performance during the pandemic. Leadership accomplishments, applicable to all the Named Executive Officers, that influenced the Committee's decisions are summarized below.

EMERGING STRONGER FROM THE COVID-19 PANDEMIC



- Created nine operating units under our existing geographic segments, five global marketing category leadership teams, and a new Platform Services Organization, which will drive greater standardization and simplification, with technology and data at the forefront.
- Stepped-up digital capabilities across the globe to accelerate online presence in growing eCommerce channels, innovated with touchless Freestyle equipment, expanded the myCoke B2B platform to new markets and increased the presence of our multi-platform venture Wabi.
- Completed brand optimization work by streamlining the portfolio from approximately 400 to 200 master brands—balanced between global, regional and local brands.
- Undertook a global initiative to improve marketing efficiency and effectiveness, with a goal of eliminating duplication and optimizing spending to increase effectiveness and fuel reinvestment in our brands.
- Prioritized core brands, which resulted in Coca-Cola Zero Sugar growing volume 4% for the year; gained underlying market share in both at-home and away-from-home channels.
- Drove consistent month-over-month volume improvement from April 2020 through November 2020 when the second wave of the COVID-19 pandemic struck.

SUSTAINABILITY AND STAKEHOLDER EQUITY



- Through the Coca-Cola system and The Coca-Cola Foundation, provided more than $90 million to support COVID-19 relief efforts in communities around the world, benefitting more than 25 million people through 125 organizations in 118 countries and territories.
- Joined several multi-stakeholder initiatives during 2020, including the Water Resilience Coalition, a CEO-led initiative to reduce water stress by 2050, and WASH4WORK, which is addressing water, sanitation and hygiene challenges in the workplace.
- Contributed more than $5 million to date through grants from The Coca-Cola Foundation, Company donations and employee matching programs on social justice issues; announced a five-year commitment to increase spend with Black-owned businesses and vendors in the United States by at least $500 million.
- Accomplished goal to empower five million women by 2020, creating shared value for these women, their families, and communities, while growing our business through their involvement in both retail and distribution businesses.

CULTURE, TALENT AND DIVERSITY



- Led transformation of organization, with approximately 47% of positions changing, excluding the Bottling Investments and Global Ventures operating segments; developed plans to support new teams and leaders to help them be successful in the new networked organization.
- Utilized globally consistent selection approach to hand pick top leaders of the organization.
- Strengthened succession and talent pipeline processes and continued to grow female leaders and leaders of color.
- Established a variety of programs that contribute to leadership, training and development goals including: (i) LinkedIn Learning, an online learning platform that provides relevant content of more than 16,000 expert-led courses; and (ii) Opportunity Marketplace, a people-centered technology solution that helps connect project opportunities to interested employees who have the capacity, skills and interest in short-term experiences and assignments.
- Prioritized the safety of our employees throughout the pandemic and effectively implemented remote working across all regions.
- Launched global social justice framework, grounded in a four-pillar approach of listening, leading, investing and advocating.
- Committed to publishing diversity representation and EEO-1 data in the 2020 Business & Sustainability Report.

7

The table below shows the target annual incentive each Named Executive Officer was eligible to receive in 2020 as well as the actual special one-time incentive payment received.

Name	Base Salary (12/31/2020) ($)	Target (%)	Target Annual Incentive ($)	Special One-Time Incentive Payment ($)
Mr. Quincey	$1,600,000	200%	$3,200,000	$960,000
Mr. Murphy	840,000	125%	1,050,000	315,000
Mr. Arroyo	630,000	125%	787,500	236,250
Mr. Gayton	760,000	100%	253,333*	76,000
Mr. Smith	867,000	175%	1,517,250	455,175

*   Mr. Gayton's target annual incentive was prorated for time spent in his position.

Other Cash Awards

We provide sign-on bonuses when the Committee determines it is necessary and appropriate to advance the Company's interests, including attracting top executive talent from other companies. We typically require newly recruited executives to return a pro rata portion of their sign-on bonus if they voluntarily leave the Company within a certain period of time after joining us.

As set forth in the offer letter entered into in connection with Mr. Gayton's hiring, the Committee approved a one-time cash sign-on bonus of $500,000, which was paid to Mr. Gayton in a lump sum in September 2020 and must be repaid if Mr. Gayton voluntarily leaves the Company within 36 months of his hire date. Mr. Gayton is also eligible to receive an additional one-time cash payment in 2021 equal to the annual incentive award Mr. Gayton would have received, but forfeited, pro-rated for the time he was employed at his previous employer, Ford Motor Company. This cash payment, if paid, must be repaid if Mr. Gayton voluntarily leaves the Company within one year after payment.

Long-Term Incentive Compensation

The Company grants long-term incentive compensation to reward performance over the longer term and align the interests of employees with shareowners. The majority of these awards are performance-based. In 2020, all annual long-term incentive awards were equity-based for our Named Executive Officers. All equity awards are subject to our Equity Stewardship Guidelines. An update regarding our 2020 progress against these guidelines is included on **page 59** under Equity Stewardship Guidelines and Scorecard.

LONG-TERM INCENTIVE ANNUAL AWARDS: AMOUNTS AND PERFORMANCE MEASURES

The Committee sets award ranges for long-term incentive compensation at the senior executive levels. In 2020, the ranges were informed by surveys of our comparator group's and similar companies' pay practices. The Committee does not target a specific percentile ranking against our comparator group and may grant long-term incentive awards at the higher end of the range for a variety of factors, including individual performance and to reflect support of the larger Coca-Cola system. Consideration is also given to the individual's skills, impact, experience and future potential.

Once the value of the long-term incentive award is determined, the Committee grants a portion of the award in stock options and a portion in performance share units ("PSUs") with a three-year performance period. Due to the rules for how the grant date fair value of long-term incentive awards must be calculated for accounting purposes, the 2020 Summary Compensation Table may not reflect the same stock option and PSU values described below. In addition, accounting values can increase or decrease each year, causing volatility in the Long-Term Incentive awards reported. The accounting value as a percentage of face value was higher in 2020 than the prior year, primarily due to a strong Monte Carlo valuation of the PSU award and a closing price of Common Stock on the date of grant higher than the average stock price used to determine the number of shares to grant.

HOW STOCK OPTION AWARD AMOUNTS WERE DETERMINED

- When determining the number of stock options awarded, a Black-Scholes value is calculated and a floor and ceiling are then applied based on a 30-day average stock price. This "guardrail" helps manage our burn rate commitment and mitigate against excessively high and low Black-Scholes values.
- For stock option grants in 2020, our guardrail was used, which valued options at 20% of the 30-day average stock price. This resulted in significantly fewer stock options being granted than what would have been granted using a pure Black-Scholes model.

HOW PSU AMOUNTS AND TARGETS WERE DETERMINED

- The number of PSUs awarded to each plan participant was calculated using a 30-day average stock price.

- For awards granted in 2020, performance measures were equally weighted among growth in net operating revenue, earnings per share and free cash flow, and include a relative total shareowner return ("TSR") modifier to further link awards to shareowner value creation.

- Performance targets for growth in these measures were derived from the three-year business plan as of February 2020, prior to COVID-19 being declared a pandemic by the World Health Organization, and set by the Committee after a detailed review, which included conducting probability analyses, benchmarking performance and evaluating the practices of comparator companies. Despite the negative impact of the pandemic on our business performance, the Committee, in consultation with Meridian, determined not to adjust or reset performance measures.

- For awards granted in 2020, participants would receive 50% of the award at the threshold level of performance per measure, 100% of the award at the target level of performance per measure and 200% of the award at the maximum level of performance per measure, prior to application of the TSR modifier. The number of shares earned from PSU awards will be reduced or increased for Named Executive Officers if TSR over the three-year performance period relative to our compensation comparator group (see **page 61**) falls outside of a defined range. Specifically, after the performance results are certified, the award will be modified up or down as follows, if applicable:

If total shareowner return over the three-year performance period is:		Then:
At or above the 75th percentile of the comparator group	➕	The award will be increased 25%
At or above the 25th and below the 75th percentile of the comparator group	◀▶	No change to the award
Below the 25th percentile of the comparator group	➖	The award will be decreased 25%

- If there is no change to the PSU payout because the TSR modifier is not applicable, PSU payouts can range from 0% to 200%. If the threshold level or greater is achieved for one or more performance measures, and if the TSR modifier is applicable, PSU payouts can range from 13% to 250%.

2020 LONG-TERM INCENTIVE AWARDS

The Committee approved the following long-term incentive awards to the Named Executive Officers in February 2020. Mr. Gayton joined the Company in September 2020 and therefore did not receive an equity award as part of the annual long-term incentive grants.

Name	2020 Long -Term Incentive Award ($)	Performance Share Units (#)	Options (#)
Mr. Quincey	$14,591,093	194,602	486,651
Mr. Murphy	4,863,678	64,867	162,217
Mr. Arroyo	3,802,499	50,714	126,824
Mr. Smith	5,305,831	70,764	176,964

STATUS OF ANNUAL PSU PROGRAMS

As further detailed below, COVID-19 has also impacted the performance measures in our outstanding performance share unit programs. The Committee determined, despite these negative effects, not to adjust or reset the performance measures under the outstanding programs.

Performance Period and Measure	Performance Levels			Status
2018-2020[1][2][3][4]				
1/3 compound annual growth in net operating revenue	Threshold 3.0%	Target 5.0%	Max 7.0%	• Results were certified in February 2021.
1/3 compound annual growth in earnings per share	5.1%	7.1%	10.1%	• Net operating revenue compound annual growth and earnings per share compound annual growth were both below the threshold level and cumulative free cash flow was above the target level. The relative TSR modifier was not triggered up or down, as total shareowner return was above the 25th percentile but below the 75th percentile. Final payout was certified at 54% based on Company performance.
1/3 cumulative free cash flow	$20.9 billion	$23.9 billion	$26.9 billion	
2019-2021[1][2][3][4][5]				
1/3 compound annual growth in net operating revenue	Threshold 5.5%	Target 9.1%	Max 12.7%	• At December 31, 2020, payout was projected below the target level. Company performance over the remaining year of the performance period will determine the number of shares earned, if any.
1/3 compound annual growth in earnings per share	5.3%	7.3%	10.3%	• Results will be certified in February 2022, including applying the relative TSR modifier, if applicable.
1/3 cumulative free cash flow	$18.5 billion	$21.5 billion	$24.5 billion	
2020-2022[1][2][3][4]				
1/3 compound annual growth in net operating revenue	Threshold 3.0%	Target 5.0%	Max 7.0%	• At December 31, 2020, payout was projected below the target level. Company performance over the remaining years of the performance period will determine the number of shares earned, if any.
1/3 compound annual growth in earnings per share	6.1%	8.1%	10.1%	• Results will be certified in February 2023, including applying the relative TSR modifier, if applicable.
1/3 cumulative free cash flow	$21.5 billion	$25.5 billion	$29.5 billion	

[1] Participants receive 50% of the award at the threshold level of performance per measure, 100% of the award at the target level of performance per measure and 200% of the award at the maximum level of performance per measure. Results are rounded and the number of shares is extrapolated on a linear basis between performance levels.

[2] For all periods, the PSU program provides for comparable currency neutral net operating revenue growth to be based on a three-year compound annual growth target tied to Company performance. This measure differs from net operating revenue growth reported under GAAP, primarily due to the impact of currency and items impacting comparability. The calculation of comparable currency neutral net operating revenue growth for the 2018-2020 period was adjusted, and the 2019-2021 and 2020-2022 periods will be adjusted, to exclude acquisitions, divestitures and structural changes that are significant to the Company as a whole. In addition, net operating revenue growth for the 2018-2020 period was adjusted for the impact of adoption of ASC 606, Revenue from Contracts with Customers.

[3] For all periods, the PSU program provides for comparable currency neutral earnings per share growth to be based on a three-year compound annual growth target tied to Company performance. This measure differs from earnings per share reported under GAAP, primarily due to the impact of currency and items impacting comparability. The calculation of comparable currency neutral earnings per share growth for the 2018-2020 period was adjusted, and the 2019-2021 and 2020-2022 periods will be adjusted, to exclude acquisitions, divestitures and structural changes that are significant to the Company as a whole. In addition, earnings per share for the 2018-2020 period was adjusted for the impact of adoption of ASC 606.

[4] For all periods, the PSU program provides for free cash flow to be based on a cumulative three-year absolute target amount tied to Company performance. Free cash flow is a non-GAAP financial measure that represents net cash provided by operating activities less purchases of property, plant and equipment. The net income component of net cash provided by operating activities for the 2018-2020 period was adjusted, and the 2019-2021 and 2020-2022 periods will be adjusted, for the impact of currency. Free cash flow for the 2018-2020 period was adjusted, and the 2019-2021 and 2020-2022 periods will be adjusted for acquisitions, divestitures and structural changes that are significant to the Company as a whole. Free cash flow for the 2019-2021 and 2020-2022 periods will also be adjusted for certain cash payments for pension plan contributions if applicable.

[5] The net operating revenue, earnings per share and free cash flow targets for the 2019-2021 PSU program include the acquisitions of Costa, CHI and the Philippine bottling operations.

Other Long-Term Incentive Awards

The vast majority of equity awards are made as part of the annual long-term incentive grants in February of each year; however, the Committee may during the course of the year determine to grant additional equity awards, which typically have been limited and in the form of time-based restricted stock units or performance-based awards.

From time to time, we establish additional performance-based programs related to specific performance goals to motivate and reward for specific initiatives. No Named Executive Officer received such awards in 2020.

We also may provide new hire equity awards when, similar to sign-on bonuses, the Committee determines it is necessary and appropriate to advance the Company's interests, including to attract top-executive talent from other companies. As set forth in the offer letter entered into in connection with Mr. Gayton's employment, the Committee approved a grant of restricted stock units valued at $3,460,335 in October 2020 as a partial make-whole for certain compensation and benefits forfeited upon his departure from his former employer. The restricted stock units will vest 15% on December 10, 2021 and 85% on December 10, 2023, if Mr. Gayton remains employed through those dates.

Equity Stewardship Guidelines And Scorecard

We have adopted Equity Stewardship Guidelines, which specify how we will use long-term equity compensation with respect to the global employee population. The Equity Stewardship Guidelines can be viewed on the Company's website at **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance" and then "Documents."

Under the Equity Stewardship Guidelines, we have committed to an annual burn rate of 0.4% or less, which makes availability of shares used for equity awards more certain. With respect to dilution, it is our intention to use the proceeds from stock option exercises by employees to repurchase shares over time, minimizing dilution, but such proceeds may at times be used for other corporate purposes. Actual dilution is expected to continue to be less than 1% per year. This approach provides us the flexibility to consider share repurchases in the context of our overall capital allocation strategy.

For transparency, we also provide an Equity Scorecard.

- The annual equity awards represent the vast majority of equity awards granted during the year.
- Total overhang includes outstanding awards granted under plans ("Prior Plans") in place prior to adoption of The Coca-Cola Company 2014 Equity Plan, as amended (the "2014 Equity Plan"). Awards from Prior Plans that expire or are forfeited will not be issued or available for future issuance. Total overhang will decline each year as equity awards are exercised or realized, and as awards from Prior Plans expire or are forfeited.
- In the Equity Scorecard, actual dilution is how much the equity issued to employees reduces the value of existing shares.

2020 EQUITY SCORECARD

	Description		2020	
Burn Rate Commitment	Maximum average burn rate of 0.4% for the 2014 Equity Plan.		0.40%	
Actual Burn Rate	The total number of shares underlying equity awards granted in the year, as a percentage of Common Stock outstanding.		0.24%	
Overhang	The total number of shares underlying equity awards already granted plus those available for future grants, as a percentage of Common Stock outstanding.	**Prior Plans**	**2014 Equity Plan**	**Total**
	With Equity Stewardship Guidelines[1]	1.22%	4.65%	5.87%
Actual Dilution	A measure of how much the equity issued to employees reduces the value of existing shares.[2]		0.62%	

[1] With the burn rate commitment, over the 2014 Equity Plan's ten-year term, the maximum number of shares estimated to be used is 200 million (based on Common Stock outstanding decreasing by 1% each year).

[2] Calculated by dividing the number of net shares issued to employees during the year by the average number of shares of Common Stock outstanding. The number of net shares issued represents the difference between the total number of shares issued and the number of shares repurchased solely using proceeds from employee stock option exercises. Does not include additional share repurchases which further mitigate dilution. During 2020, the Company did not repurchase common stock under the share repurchase plan authorized by the Company's Board of Directors.

Perquisites and Other Personal Benefits

We provide a limited number of perquisites and other personal benefits to our Named Executive Officers. The table below summarizes and provides the business rationale for each of the perquisites and other personal benefits provided to the Named Executive Officers in fiscal year 2020. The Committee reviews and carefully considers the reasonableness of and rationale for providing these perquisites and believes these perquisites are consistent with market practice.

For more information about these perquisites and other personal benefits, and their values, see the discussion beginning on **page 68**.

Category	Business Rationale
Aircraft Usage	To allow travel time of our Chairman and Chief Executive Officer and President and Chief Operating Officer to be used productively for the Company; for security purposes due to the high profile and global nature of our business and our highly symbolic and well-recognized brands; and to ensure availability to respond to business priorities from any location around the world.
International Service Program	To promote global mobility and development opportunities for individuals working outside their home country.
Financial and Tax Planning	To address the complex tax and financial situations and assist in compliance with local country laws for a significant percentage of our senior executives with dual nationalities or work histories in a number of countries.
Relocation Benefits	Provided to Mr. Gayton in connection with his recruitment to Atlanta, Georgia. These benefits were intended to minimize disruption and financial burden associated with the move.
Other	Executive physicals are made available to set an example for active, healthy living. Club membership privileges are provided to Mr. Murphy primarily for business purposes.

HOW WE MAKE COMPENSATION DECISIONS

Shareowner Engagement and Results of 2020 Advisory Vote on Executive Compensation

The Company has a long-standing shareowner outreach program and routinely interacts with shareowners on a number of matters, including executive compensation (see **page 33**).

- At the 2020 Annual Meeting of Shareowners, approximately 97% of the votes cast were in favor of the advisory vote to approve executive compensation. The Company took into account these results as well as feedback received from shareowners during engagement sessions when making the decisions described in this Compensation Discussion and Analysis.
- At the 2021 Annual Meeting, we are again holding an advisory vote to approve executive compensation (see **page 45**) and will continue to consider the results of the advisory vote when making future compensation decisions.

Decision-Making Process and Role of Executive Officers

ROLE OF THE COMMITTEE
The Committee reviews and discusses the Board's evaluation of the Chairman and Chief Executive Officer and makes preliminary determinations about his base salary, annual incentive, long-term incentive compensation, and other awards as appropriate. The Committee then discusses the compensation recommendations with the full Board, and the Committee approves final compensation decisions after this discussion.

ROLE OF THE CHIEF EXECUTIVE OFFICER
For other Named Executive Officers, the Chief Executive Officer considers performance and makes individual recommendations to the Committee on base salary, annual incentive, long-term incentive compensation, and other awards as appropriate. The Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations.

TALENT AND COMPENSATION COMMITTEE RESOURCES AND TOOLS
The Committee uses several resources and tools, including competitive market information, to make compensation decisions in line with our compensation philosophy.

2021 PROXY STATEMENT 61
Compensation

Compensation Comparator Group

We use a comparator group of companies when making certain compensation decisions. The comparator group is used as a reference point, but compensation paid at other companies is not the only factor in the decision-making process. As noted above, our employees operate in the much larger Coca-Cola system but, when comparing size with comparator companies, we utilize only the net operating revenue and market capitalization of The Coca-Cola Company. We routinely review the selection criteria and companies in our comparator group. In 2020, we added Starbucks Corporation to the comparator group.

The table below shows our criteria on how the comparator group was chosen and how it is used.

How the Comparator Group Was Chosen	How We Use the Comparator Group*	2020 Comparator Group
• Comparable size based on net operating revenue and market capitalization • Major global presence with sales and operations outside of the United States • Large consumer products business • Market-leading brands or category positions as defined by Interbrand • Financially strong companies • Available compensation data	• As an input in developing base salary ranges, annual incentive targets and long-term incentive award ranges • To evaluate share utilization by reviewing overhang levels and annual run rate • To benchmark the form and mix of equity awarded to employees • To benchmark share ownership guidelines • To assess the competitiveness of total direct compensation awarded to senior executives • To assess talent and recruitment practices • To compare Company performance and validate whether executive compensation programs are aligned with Company performance • As an input in designing compensation plans, benefits and perquisites	AT&T Inc. Colgate-Palmolive Company Danone S.A. General Mills, Inc. International Business Machines Corporation Johnson & Johnson Kimberly-Clark Corporation McDonald's Corporation Mondelēz International, Inc. Nestlé S.A. NIKE, Inc. PepsiCo, Inc. Philip Morris International Inc. Pfizer, Inc. The Procter & Gamble Company Unilever PLC Starbucks Corporation Walmart Inc.

*   Since some of the comparator group companies are not U.S.-based, a subgroup of the companies may be used for some of these purposes when data is not publicly available for the foreign companies.

7

Role of the Compensation Consultant

COMPENSATION CONSULTANT INDEPENDENCE

The Committee is authorized by its charter to employ independent compensation consultants and other advisors. In 2020, the Committee engaged Meridian to serve as its independent consultant. Meridian reports directly to the Committee.

In accordance with the Committee's Independent Compensation Consultant Policy, prior to the retention of a compensation consultant (or any other external advisor), and annually thereafter, the Committee assesses the independence of the compensation consultant. Under the Independent Compensation Consultant Policy, a consultant is considered independent if:

- The individual consultant and any consulting firm or organization that employs the consultant is independent of the Company;
- The individual consultant does not provide services or products of any kind to the Company or its affiliates or to their management, other than in its capacity as the Committee's advisor; and
- The consulting firm may not provide any other services to the Company without the prior written consent of the Committee Chair.

The Committee assessed Meridian's independence under the Independent Compensation Consultant Policy, including considering the following factors specified in the NYSE listing standards: (i) the provision of other services by the consulting firm to the Company; (ii) the amount of fees paid as a percentage of the total revenue of the consulting firm; (iii) the policies and procedures of the consulting firm that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the consultant with a member of the Committee; (v) any stock of the Company owned by the consultant; and (vi) any business or personal relationship of the consultant or consulting firm with an executive officer of the Company. Meridian provided the Committee with confirmation of its independent status under the Independent Compensation Consultant Policy. Based on this evaluation, the Committee has determined that Meridian met the criteria for independence.

COMPENSATION CONSULTANT DUTIES

Reports directly to the Committee with regular interface with the Committee Chair

Attends all meetings of the Committee, including executive sessions without management present

Reviews the Company's executive compensation strategy and programs to ensure appropriateness and market-competitiveness

Provides research, data analyses, survey information and design expertise in developing compensation programs for executives and incentive programs for eligible employees

Regularly updates the Committee on market trends, changing practices, and legislation pertaining to executive compensation and benefits

Advises the Committee on the appropriate comparator group for compensation and benefits

Risk Considerations

- The Committee reviews the risks and rewards associated with the Company's compensation programs. The programs are designed with features that the Committee believes mitigate risk without diminishing the incentive nature of the compensation. Our compensation programs encourage and reward prudent business judgment and appropriate risk taking over the short term and the long term.
- The Company's incentive compensation programs contain appropriate risk mitigation factors, including award caps, multiple performance metrics, clawback features and ranges of awards. In addition, the share ownership and retention guidelines also mitigate risk.
- In 2020, the Company conducted, and the Committee reviewed, a global risk assessment. The risk assessment included conducting a global inventory of incentive plans and programs and considered factors such as the plan metrics, number of participants, maximum payments and risk mitigation factors. Management and the Committee do not believe any of the Company's compensation programs create risks that are reasonably likely to have a material adverse impact on the Company.

ADDITIONAL COMPENSATION INFORMATION

Share Ownership Guidelines

- Share ownership guidelines align the executives' long-term financial interests with those of shareowners.
- All Named Executive Officers who have held their positions for more than five years, or have time remaining to be compliant, are in compliance with the share ownership guidelines.
- The ownership guidelines, which cover approximately 60 executives, are as follows:

Role	Value of Common Stock to be Owned*	
Chairman and Chief Executive Officer	**8** times base salary	
President and Chief Operating Officer	**5** times base salary	
Executive Vice Presidents; Presidents of North America, Latin America, Europe, and Global Ventures; and Chief Marketing Officer	**4** times base salary	
Other senior executives	**2** times base salary	

* Shares are valued based on the average closing price of Common Stock for the prior one-year period.

- Stock options do not count toward the ownership guidelines, and PSUs count only after the performance criteria have been met.
- To ensure compliance with the guidelines, the Committee may direct that up to 50% of the annual cash incentive be withheld if an executive is not compliant. The Committee also may mandate the retention of 100% of net shares, after settlement of taxes and transaction fees, acquired pursuant to equity awards granted on or after January 1, 2009.

Share Retention Policy

- To ensure that our executive officers exhibit a strong commitment to Company stock, we have adopted a Share Retention Policy. Our Share Retention Policy applies in addition to the share ownership guidelines described above.
- For equity awards granted between February 2013 and October 2017, executive officers are required to retain 50% of the shares (after paying taxes) obtained from option exercises or from the release of performance shares or restricted stock awards until the earlier of one year after exercise/release of shares or separation from the Company.
- For equity awards granted starting in October 2017, executive officers who have not yet met their stock ownership objective must retain 50% of the shares (after paying taxes) obtained from option exercises or from the release of performance shares or restricted stock awards until the earlier of the date on which the stock ownership objective is met or separation from the Company.
- Limited exceptions apply for donations of stock to charities, educational institutions or family foundations and for sales or divisions of property in the case of divorce, disability or death. The Committee is authorized to grant waivers in exceptional circumstances.

Clawbacks

- The Company's short-term and long-term performance compensation, including equity compensation, is subject to recoupment, or "clawback," in certain circumstances. These clawback provisions apply while an individual is employed and, if an employee separates from employment, the later of one year from separation and payment of the applicable compensation.
- In addition to any clawbacks required by law, regulation or applicable listing standards, the clawback provisions allow the Company to recoup payments if an employee or former employee engages in certain prohibited activities, which include violation of any Company policy, including the Company's Code of Business Conduct, disclosing confidential information or trade secrets, accepting employment with competitors or soliciting Company employees.

Retirement and Benefit Plans

- Named Executive Officers participate in the same retirement and benefit plans as the broader population of non-union employees, as applicable. These plans provide for basic retirement needs and serve as a safety net to protect against the financial catastrophes that can result from illness, disability or death.

- Retirement plans generally include pension plans, retirement savings plans and deferred compensation plans. There are no special or enhanced pension formulas for the Named Executive Officers. See the 2020 Pension Benefits table on **page 73** for the value of accumulated pension benefits for the Named Executive Officers.

- Benefit plans generally include medical, dental and disability plans.

Change in Control

- The Company has change in control provisions in its annual Performance Incentive Plan, its equity plans and some of its retirement plans in which the Named Executive Officers participate. As described beginning on **page 75**, equity plans include "double-trigger" change in control provisions.

- Change in control provisions apply equally to all plan participants. There are no special change in control agreements or arrangements with any of the Named Executive Officers, and we do not provide a tax gross-up for any change in control situation.

- The change in control provisions are intended to address the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction might otherwise be motivated to act in their own interests rather than the interests of the shareowners.

- For a more detailed discussion of change in control provisions, see the Payments on Termination or Change in Control section beginning on **page 75**.

Tax and Accounting Implications of Compensation

- Section 162(m) of the Tax Code limits the deductibility of certain compensation to $1 million per year for certain executive officers. While the Committee considers tax and accounting implications as factors when considering executive compensation, they are not the only factors considered. Other important considerations outweigh tax or accounting considerations. In addition, the Committee reserves the right to establish compensation arrangements that may not be fully tax deductible under applicable tax laws.

- Historically, the Company's annual and long-term incentive plans were structured with the intent of being exempt from the deduction limitation of Section 162(m) by enabling the Committee to grant compensation that constitutes "qualified performance-based compensation" under Section 162(m) of the Tax Code, if the Committee determined to do so.

- The exemption from Section 162(m)'s deduction limit for performance-based compensation was repealed by the Tax Cuts and Jobs Act of 2017 (the "TCJA"), effective for tax years beginning after December 31, 2017, such that compensation paid to our covered executive officers in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

- Despite the Committee's efforts before November 2, 2017 to structure the Company's annual and long-term incentive plans in a manner intended to be exempt from Section 162(m) and therefore not subject to its deduction limits, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, including the uncertain scope of the transition relief under the TCJA, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) in fact will be deductible under the TCJA's transition relief.

- Generally, under GAAP, compensation is expensed as earned. Equity compensation is expensed in accordance with ASC Topic 718, which is generally over the vesting period.

Compensation Committee Report

The Talent and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Talent and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Form 10-K.

   

Helene D. Gayle,
Chair

Christopher C. Davis

Alexis M. Herman

Maria Elena Lagomasino

Compensation Committee Interlocks and Insider Participation

The Committee is comprised entirely of the four independent Directors listed above. No member of the Committee is a current, or during 2020 was a former, officer or employee of the Company or any of its subsidiaries. During 2020, no member of the Committee had a relationship that must be described under the SEC rules relating to disclosure of Related Person Transactions. In 2020, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Talent and Compensation Committee.

7

Compensation Tables

The following tables, narratives and footnotes discuss the compensation of our Named Executive Officers.

2020 SUMMARY COMPENSATION TABLE

Name and Principal Position[1] (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)	Total Without Change in Pension Value ($)[2]
James Quincey Chairman of the Board and Chief Executive Officer	2020	$1,600,000	$960,000	$11,442,461	$3,148,632	$ 0	$ 759,678	$ 472,703	$18,383,474	$17,623,796
	2019	1,575,000	0	8,231,110	2,603,810	5,152,000	700,154	439,075	18,701,149	18,000,995
	2018	1,450,000	0	7,434,329	2,208,151	5,040,000	317,205	251,643	16,701,328	16,384,123
John Murphy Executive Vice President and Chief Financial Officer	2020	830,000	315,000	3,814,134	1,049,544	0	944,894	97,251	7,050,823	6,105,929
	2019	800,000	0	3,018,071	954,729	1,530,000	823,668	2,002,485	9,128,953	8,305,285
	2018	550,000	0	2,551,476	757,841	1,127,500	516,076	424,628	5,927,521	5,411,445
Manuel Arroyo[3] Chief Marketing Officer and President, Asia Pacific	2020	622,125	236,250	2,981,948	820,551	0	194,715	727,913	5,583,502	5,388,787
	2019	580,125	0	1,810,851	572,837	1,174,556	129,473	702,111	4,969,953	4,840,480
Bradley M. Gayton[4] Senior Vice President and General Counsel	2020	253,333	576,000	3,460,335	0	0	7,600	408,999	4,706,267	4,698,667
Brian J. Smith President and Chief Operating Officer	2020	862,750	455,175	4,160,874	1,144,957	0	513,688	136,091	7,273,535	6,759,847
	2019	850,000	0	3,292,452	1,041,525	2,127,125	1,122,578	104,879	8,538,559	7,415,981
	2018	650,000	0	2,158,931	641,249	1,365,000	105,994	74,251	4,995,425	4,889,431

[1] Principal position reflects position held as of December 31, 2020.

[2] In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension Value column may differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total Without Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column (but including the nonqualified deferred compensation earnings reported in that column, if any). The change in pension value is subject to many external variables, such as interest rates, that are not related to Company performance. Therefore, we do not believe a year-over-year change in pension value is helpful in evaluating compensation for comparative purposes and instead, believe shareowners may find the accumulated pension benefits in the 2020 Pension Benefits table on **page 73** a more useful calculation of the pension benefits provided to the Named Executive Officers.

[3] Compensation for Mr. Arroyo is provided only for 2020 and 2019 because he was not a Named Executive Officer for 2018.

[4] Mr. Gayton joined the Company in September 2020. Compensation for Mr. Gayton is provided only for 2020 because he was not a Named Executive Officer for 2019 or 2018.

Salary (Column (c))

The amounts reported in the Salary column represent the base salary earned by each of the Named Executive Officers in the applicable year.

Bonus (Column (d))

The amounts reported in the Bonus column represent the special one-time incentive payment awarded to each of the Named Executive Officers in 2020. The 2020 Special One-Time Incentive Payment section of the Compensation Discussion and Analysis, which begins on **page 46**, describes how the discretionary cash bonus awards to the Named Executive Officers were determined. For Mr. Gayton, the amount reported also includes a one-time cash sign-on bonus of $500,000,

which was paid to Mr. Gayton in September 2020 and must be repaid if Mr. Gayton leaves the Company within 36 months of his hire date.

Stock Awards (Column (e))

The amounts reported in the Stock Awards column is the grant date fair value of stock awards determined pursuant to ASC Topic 718. For 2020, all the stock awards reported in the Stock Awards column, other than for Mr. Gayton, are PSUs granted under the 2014 Equity Plan, which pay in stock if predetermined performance metrics are met over a three-year period. For Mr. Gayton, the amounts reported in the Stock Awards column represents the special long-term incentive award of restricted stock units that Mr. Gayton received in October 2020 as a partial make-whole for certain compensation and benefits forfeited upon his departure from his former employer. The restricted stock units will vest 15% on December 10, 2021 and 85% on December 10, 2023, if Mr. Gayton remains employed through those dates.

If a PSU's minimum performance measure is not met, no award is earned. For grants made in 2020, if at least the minimum performance measure is attained, awards range from 50% to 200% of the target number of shares. In addition, the PSUs are subject to a relative TSR modifier. The relative TSR modifier will reduce or increase the number of shares earned by 25%

if TSR over the three-year performance period relative to our compensation comparator group falls outside of a defined range. See **page 57** for more information about the relative TSR modifier.

The amounts for 2020 in the Summary Compensation Table above, other than for Mr. Gayton, reflect the value of the annual PSU grants at the target (or 100%) level. The table below provides the potential value of the 2020 annual PSU grants at the threshold, target and maximum levels. The metrics, targets and status of the outstanding PSU programs are described beginning on **page 57**.

| | 2020-2022 Performance Share Units Granted 02/20/2020 | | |
Name	Value at Threshold Level (50%)[1]	Value at Target (100%) (Reported in Column (e) Above)[1]	Value at Maximum Level (200%)[1]
Mr. Quincey	$5,721,231	$11,442,461	$22,884,923
Mr. Murphy	1,907,038	3,814,134	7,628,268
Mr. Arroyo	1,490,974	2,981,948	5,963,895
Mr. Gayton	0	0	0
Mr. Smith	2,080,437	4,160,874	8,321,747

[1] Pursuant to the relative TSR modifier on PSU awards, the number of shares earned will be reduced or increased by 25% if TSR over the three-year performance period relative to our compensation comparator group (see **page 61**) falls outside of a defined range.

For information on the assumptions used by the Company in calculating the value of the awards, see Note 12 to the Company's consolidated financial statements in the Form 10-K. To see the value actually received upon vesting of stock by the Named Executive Officers in 2020, refer to the 2020 Option Exercises and Stock Vested table on **page 72**. Additional information on all outstanding stock awards is reflected in the 2020 Outstanding Equity Awards at Fiscal Year-End table beginning on **page 71**.

Option Awards (Column (f))

The amounts reported in the Option Awards column represent the grant date fair value of stock option awards granted under the 2014 Equity Plan to each of the Named Executive Officers, calculated in accordance with ASC Topic 718.

For information on the assumptions used by the Company in calculating these amounts, see Note 12 to the Company's consolidated financial statements in the Form 10-K. To see the value actually received upon exercise of options by the Named Executive Officers in 2020, refer to the 2020 Option Exercises and Stock Vested table on **page 72**. Additional information on all outstanding option awards is reflected in the 2020 Outstanding Equity Awards at Fiscal Year-End table beginning on **page 71**.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect that there were no amounts earned by the Named Executive Officers under the Company's annual Performance Incentive Plan. The Annual Incentive Compensation section of the Compensation Discussion and Analysis, which begins on **page 53**, describes how the 2020 Performance Incentive Plan awards to the Named Executive Officers were determined.

Change in Pension Value and Nonqualified Deferred Compensation Earnings (Column (h))

The amounts reported for each year in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are comprised of changes in the actuarial present value of the accumulated pension benefits of each of the Named Executive Officers under the applicable pension plan during such year.

Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings and the assumptions used to determine the present value, such as the discount rate. The assumptions used by the Company in calculating the change in pension value are described on **page 74**. For 2020, the discount rate assumption used to determine the actuarial present value of accumulated pension benefits was lower than in 2019.

The Company cautions that the values reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are theoretical as those amounts are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years. The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that a Named Executive Officer will actually accrue or receive under the Company's retirement plans during any given year.

None of the Named Executive Officers received above-market or preferential earnings (as these terms are defined by the SEC) on their nonqualified deferred compensation accounts.

The material provisions of the Company's retirement plans and deferred compensation plans in which the Named Executive Officers participate are described in the Summary of Plans in **Annex B** beginning on **page 98**.

All Other Compensation (Column (i))

The amounts reported in the All Other Compensation column reflect, for each Named Executive Officer, the sum of (i) the incremental cost to the Company of all perquisites and other personal benefits; (ii) the amount of any tax reimbursements; (iii) the amounts contributed by the Company to applicable Company 401(k) and savings plans; and (iv) the dollar value of life insurance premiums paid by the Company. Amounts contributed to Company 401(k) and savings plans are calculated on the same basis for all participants in the relevant plan, including the Named Executive Officers. The material provisions of the Company 401(k) and savings plans in which the Named Executive Officers participate are described in the Summary of Plans in **Annex B** beginning on **page 98**.

The following table outlines those perquisites and other personal benefits and additional all other compensation required by SEC rules to be separately quantified for 2020. A dash indicates that the Named Executive Officer received the perquisite or personal benefit, but the amount was not required to be disclosed under SEC rules. The narrative following the table describes all categories of perquisites and other personal benefits provided by the Company in 2020.

	Perquisites and Other Personal Benefits					Additional All Other Compensation		
Name	Aircraft Usage	International Service Program Benefits	Financial and Tax Planning	Relocation Benefits	Other	Tax Reimbursement	Company Contributions to Company 401(k) and Savings Plans	Life Insurance Premiums
Mr. Quincey	$214,784	$ —	$ 0	$ 0	$—	$ 0	$236,320	$3,576
Mr. Murphy	0	63,691	—	0	—	1,343	0	2,146
Mr. Arroyo	0	711,944	—	0	—	0	0	1,607
Mr. Gayton	0	0	0	312,976	—	82,794	8,867	0
Mr. Smith	—	0	—	0	—	2,970	104,646	2,280

AIRCRAFT USAGE

The Company operates owned or leased aircraft to allow employees to safely and efficiently travel for business purposes around the world. Given the Company's significant global presence, we believe it is a business imperative for senior leaders to be on the ground at our global operations. The Company aircraft allow employees to be far more productive than if commercial flights were utilized, as the aircraft provide a confidential and highly productive environment in which to conduct business without the schedule constraints imposed by commercial airline service.

The Company aircraft are made available to the Named Executive Officers for their personal use in the following situations:

- The Company aircraft is the Board's strongly preferred method for all travel by Messrs. Quincey and Smith, for both business and personal travel. This is for security purposes due to the high profile and global nature of our business and our highly symbolic and well-recognized brands, as well as to ensure that they can be immediately available to respond to business priorities from any location around the world. This arrangement also allows travel time to be used productively for the Company. Messrs. Quincey and Smith, and their immediate family members traveling with them, use the Company aircraft for a reasonable number of personal trips. Personal use of the Company aircraft results in imputed taxable income. Neither Messrs. Quincey nor Smith is provided a tax reimbursement for personal use of aircraft.

- No other Named Executive Officer uses the Company aircraft for personal purposes except in extraordinary circumstances. The Company aircraft was not used for personal travel by any Named Executive Officers in 2020, other than Messrs. Quincey and Smith.

- Infrequently, spouses and guests of Named Executive Officers travel on the Company aircraft when the aircraft is already going to a specific destination for a business purpose. This use has minimal cost to the Company and, where applicable, a nominal amount is included in the All Other Compensation table above. Income is imputed to the Named Executive Officer for income tax purposes, but no tax reimbursement is provided since such persons are not traveling for a business purpose.

- In determining the incremental cost to the Company of personal use of the Company aircraft, the Company calculates, for each aircraft, the direct variable operating costs on an hourly basis, including all costs that may vary by the hours flown. Items included in calculating this cost are as follows:

  - aircraft fuel and oil;
  - travel, lodging and other expenses for crew;
  - prorated amount for routine repairs and maintenance;
  - prorated amount for rental fee on airplane hangar (when away from home base);
  - catering;
  - logistics (landing fees, permits, etc.);
  - telecommunication expenses and other supplies; and
  - the amount, if any, of disallowed tax deductions associated with such use.

When the aircraft is already flying to a destination for business purposes, only the direct variable costs associated with the additional passenger (for example, catering) are included in determining the aggregate incremental cost to the Company.

While it happens very rarely, if an aircraft travels empty before picking up or after dropping off a passenger flying for personal reasons, this "deadhead" segment would be included in the incremental cost attributable to overall travel.

INTERNATIONAL SERVICE PROGRAM BENEFITS

The Company provides benefits to globally mobile associates under various international service programs, the material provisions of which are described on **page 100**. These programs are designed to relocate and support employees who are sent on an assignment outside of their home country. The purpose of the programs is to make sure that when the Company requests that an employee move outside his or her home country, economic considerations do not play a role. This helps the Company quickly meet its business needs around the world and develop its employees.

In connection with Mr. Quincey's appointment as President and Chief Operating Officer and to support his transition to Atlanta from the United Kingdom, Mr. Quincey received benefits under an international service program through April 30, 2017. Certain benefits related to his participation in the program were paid in 2020 and may be paid in future years.

Mr. Murphy participated in an international service program because he was a citizen of Ireland who relocated to the United States in January 2019 and remained in the program through December 31, 2020. Benefits related to his participation in the program were paid in 2020 and may be paid in future years.

Mr. Arroyo participated in an international service program for all of 2020 because he was a citizen of Spain based in Singapore. Benefits related to his participation in the program were paid in 2020 and will continue to be paid in future years.

The costs to the Company in 2020 were as follows:

Name	Home Leave	Housing Allowance	Cost of Living Allowance	Tax Equalization[1]	Other Program Allowances
Mr. Quincey	$ 0	$ 0	$ 0	$13,661	$ 0
Mr. Murphy	26,000	75	8,725	0	28,891
Mr. Arroyo	72,000	356,685	57,390	0	225,869

[1] The tax equalization amount, which includes tax preparation services, may differ significantly from year to year due to differences in timing of payments and tax reporting years in various countries. For Messrs. Murphy and Arroyo, these payments did not result in a net reportable benefit in 2020.

FINANCIAL AND TAX PLANNING

The Company provides a taxable reimbursement to the Named Executive Officers for financial planning services, which may include tax preparation and estate planning services. No tax gross-ups are provided to the Named Executive Officers for this benefit.

RELOCATION BENEFITS

In 2020, the Company provided relocation benefits to Mr. Gayton in connection with his recruitment to the Company and relocation to Atlanta, Georgia. The benefits were intended to minimize the disruption and financial burden associated with the move.

OTHER PERQUISITES

The Company makes available executive physicals to executives, including the Named Executive Officers. In 2020, the Company also paid for club membership privileges that are used primarily for business but also for occasional personal purposes by Mr. Murphy. The Company does not incur any additional cost for Mr. Murphy's personal use of this membership.

ADDITIONAL ALL OTHER COMPENSATION

Tax Reimbursement

The amounts reported in the table on **page 68** represent tax reimbursements for certain Named Executive Officers. For Messrs. Murphy and Smith, all amounts for 2020 are related to business use of the Company aircraft. No Named Executive Officer is provided a tax reimbursement for personal use of aircraft, but Named Executive Officers are provided a tax reimbursement for taxes incurred when a spouse or significant other travels for business purposes. These taxes are incurred because of the Internal Revenue Service's extremely limited rules concerning business travel by non-employees. It is sometimes necessary for spouses or significant others to accompany Named Executive Officers to business functions. In contrast to personal use, the Company does not believe an employee should pay personally when spousal or significant other travel is required or important for business purposes.

To calculate taxable income, the Standard Industry Fare Level rates set by the Internal Revenue Service are used. Where a tax reimbursement is authorized, it is calculated using the highest marginal federal tax rate, applicable state rate and Medicare rates. The rate used to calculate taxable income has no relationship to the incremental cost to the Company associated with the use of the aircraft.

For Mr. Gayton, the amount reported in the table on **page 68** represents a tax reimbursement related to his relocation expenses. The Company does not believe an employee should be personally responsible for taxes incurred in connection with Company-paid relocation benefits.

Company Contributions to Company 401(k) and Savings Plans

The Company makes matching contributions to Named Executive Officers who participate in applicable Company 401(k) or savings plans on the same terms and using the same formulas as other participating employees. In 2020, all Named Executive Officers except for Messrs. Murphy and Arroyo participated in the Company 401(k) Plan and Supplemental 401(k) Plan.

The amounts reported in the table on **page 68** represent the following contributions in 2020:

- Mr. Quincey – $9,975 to the 401(k) Plan and $226,345 to the Supplemental 401(k) Plan.
- Mr. Gayton – $8,867 to the 401(k) Plan.
- Mr. Smith – $9,975 to the 401(k) Plan and $94,671 to the Supplemental 401(k) Plan.

In 2020, Messrs. Murphy and Arroyo participated in the Mobile Employees Retirement Plan (the "Mobile Plan"), which is included in the 2020 Pension Benefits table on **page 73**.

Life Insurance Premiums

The Company provides life insurance to U.S.-based employees, including the Named Executive Officers. In 2020, this coverage was equal to the lesser of 1.5 times pay or $2 million. The amounts reported in the table on **page 68** represent the premiums paid for this insurance by the Company.

2020 GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)					
James Quincey	—	$0	$3,200,000	$6,400,000								
	02/20/2020				97,301	194,602	389,204					$11,442,461
	02/20/2020								486,651	$59.485	$59.72	3,148,632
John Murphy	—	0	1,050,000	2,100,000								
	02/20/2020				32,433	64,867	129,734					3,814,134
	02/20/2020								162,217	59.485	59.72	1,049,544
Manuel Arroyo	—	0	787,500	1,575,000								
	02/20/2020				25,357	50,714	101,428					2,981,948
	02/20/2020								126,824	59.485	59.72	820,551
Bradley M. Gayton	—	0	253,333	506,666								
	10/14/2020							76,507				3,460,335
Brian J. Smith	—	0	1,517,250	3,034,500								
	02/20/2020				35,382	70,764	141,528					4,160,874
	02/20/2020								176,964	59.485	59.72	1,144,957

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Incentive) (Columns (c), (d) and (e))

The amounts represent the possible awards under the annual Performance Incentive Plan as described beginning on **page 53**. Actual payments under these awards were determined in February 2021, will be paid in March 2021 and are included in the Non-Equity Incentive Plan Compensation column (column (g)) of the 2020 Summary Compensation Table.

Estimated Future Payouts Under Equity Incentive Plan Awards (PSUs) (Columns (f), (g) and (h))

The awards represent PSUs granted in February 2020. The performance period for the awards is from January 1, 2020 to December 31, 2022. The awards are subject to a relative TSR modifier. The grant date fair value is included in the Stock Awards column (column (e)) of the 2020 Summary Compensation Table. For additional details of the PSU awards granted in 2020, see the discussion beginning on **page 56**.

All Other Stock Awards (Column (i))

The awards represent the special long-term incentive award of restricted stock units that Mr. Gayton received in October 2020. The restricted stock units will vest 15% on December 10, 2021 and 85% on December 10, 2023, if Mr. Gayton remains employed through those dates. The grant date fair value is included in the Stock Awards column (column (e)) of the 2020 Summary Compensation Table.

All Other Option Awards and Exercise Price of Option Awards (Stock Options) (Columns (j) and (k))

The awards represent stock options granted in February 2020. These options have a term of ten years from the grant date and vest 25% on the first, second, third and fourth anniversaries of the grant date. The exercise price of stock options is the average of the high and low price of Common Stock on the grant date.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)*	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)*
James Quincey	34,875[1]		$37.6100	02/20/2023	291,932[10]	$16,009,551	405,374[11]	$22,230,710
	368,114[2]		37.2050	02/19/2024				
	144,930[3]		41.8850	02/18/2025				
	266,403[4]		43.5150	02/17/2026				
	253,368[5]	84,456[5]	40.8900	02/15/2027				
	222,148[6]	222,148[6]	44.4750	02/15/2028				
	131,771[7]	395,316[7]	45.4350	02/21/2029				
		486,651[8]	59.4850	02/20/2030				
John Murphy	115,896[9]		34.3525	02/15/2022	90,616[12]	4,969,381	142,150[13]	7,795,506
	101,594[1]		37.6100	02/20/2023				
	156,290[2]		37.2050	02/19/2024				
	57,298[3]		41.8850	02/18/2025				
	38,751[4]		43.5150	02/17/2026				
	74,577[5]	24,860[5]	40.8900	02/15/2027				
	76,241[6]	76,242[6]	44.4750	02/15/2028				
	48,316[7]	144,949[7]	45.4350	02/21/2029				
		162,217[8]	59.4850	02/20/2030				
Manuel Arroyo	5,278[5]	1,760[5]	40.8900	02/15/2027	16,519[14]	905,902	97,084[15]	5,324,087
	28,790[6]	28,791[6]	44.4750	02/15/2028				
	28,989[7]	86,970[7]	45.4350	02/21/2029				
		126,824[8]	59.4850	02/20/2030				

7

Name (a)	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)*	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)*
Bradley M. Gayton					0	0	76,507[16]	4,195,644
Brian J. Smith	256,972[1]		37.6100	02/20/2023	104,855[17]	5,750,248	155,073[18]	8,504,203
	320,099[2]		37.2050	02/19/2024				
	126,026[3]		41.8850	02/18/2025				
	93,756[4]		43.5150	02/17/2026				
	99,537[5]	33,180[5]	40.8900	02/15/2027				
	64,512[6]	64,512[6]	44.4750	02/15/2028				
	52,708[7]	158,127[7]	45.4350	02/21/2029				
		176,964[8]	59.4850	02/20/2030				

* Market values in columns (h) and (j) were determined by multiplying the number of shares of stock or units, as applicable, by $54.84, the closing price of Common Stock on December 31, 2020, the last trading day of the year.

[1] These options were granted on February 21, 2013. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[2] These options were granted on February 20, 2014. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[3] These options were granted on February 19, 2015. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[4] These options were granted on February 18, 2016. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[5] These options were granted on February 16, 2017. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[6] These options were granted on February 15, 2018. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

[7] These options were granted on February 21, 2019. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

[8] These options were granted on February 20, 2020. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

[9] These options were granted on February 16, 2012. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[10] Reflects 195,973 restricted stock units issued upon satisfaction of the performance measures under the 2017-2019 PSU program and 95,959 restricted stock units issued upon satisfaction of the performance measures under the 2018-2020 PSU program.

[11] Reflects 210,772 PSUs for the 2019-2021 PSU program at the target award level and 194,602 PSUs for the 2020-2022 PSU program at the target award level.

[12] Reflects 57,683 restricted stock units issued upon satisfaction of the performance measures under the 2017-2019 PSU program and 32,933 restricted stock units issued upon satisfaction of the performance measures under the 2018-2020 PSU program.

[13] Reflects 77,283 PSUs for the 2019-2021 PSU program at the target award level and 64,867 PSUs for the 2020-2022 PSU program at the target award level.

[14] Reflects 4,083 restricted stock units issued upon satisfaction of the performance measures under the 2017-2019 PSU program and 12,436 restricted stock units issued upon satisfaction of the performance measures under the 2018-2020 PSU program.

[15] Reflects 46,370 PSUs for the 2019-2021 PSU program at the target award level and 50,714 PSUs for the 2020-2022 PSU program at the target award level.

[16] Reflects 76,507 restricted stock units that vest 15% on December 10, 2021 and 85% on December 10, 2023.

[17] Reflects 76,989 restricted stock units issued upon satisfaction of the performance measures under the 2017-2019 PSU program and 27,866 restricted stock units issued upon satisfaction of the performance measures under the 2018-2020 PSU program.

[18] Reflects 84,309 PSUs for the 2019-2021 PSU program at the target award level and 70,764 PSUs for the 2020-2022 PSU program at the target award level.

2020 OPTION EXERCISES AND STOCK VESTED

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
James Quincey	260,357	$5,708,617	129,965	$7,769,308
John Murphy	112,400	1,886,164	18,905	1,130,141
Manuel Arroyo	0	0	0	0
Bradley M. Gayton	0	0	0	0
Brian J. Smith	57,808	1,317,015	45,739	2,734,277

Option Awards (Columns (b) and (c))

The following table provides details of the stock options exercised in 2020.

Name	Grant Date	Options Exercised	Exercise Date	Value Realized on Exercise
Mr. Quincey	02/21/2013	82,125	02/24/2020	$1,763,620
	02/16/2012	38,260	02/25/2020	945,311
	02/21/2013	46,361	02/25/2020	991,724
	02/21/2013	93,611	02/25/2020	2,007,962
Mr. Murphy	02/17/2011	112,400	11/02/2020	1,886,164
Mr. Smith	02/16/2012	25,000	01/13/2020	541,188
	02/16/2012	32,808	01/30/2020	775,827

Stock Awards (Columns (d) and (e))

The following table provides details of the stock awards that vested and the value realized in 2020.

Name	Grant Date	Release Date	Number of Shares	Stock Price on Release Date[1]	Value Realized on Release	Description
Mr. Quincey	02/18/2016	02/21/2020	129,965	59.78	7,769,308	Shares underlying an award of performance share units
Mr. Murphy	02/18/2016	02/21/2020	18,905	59.78	1,130,141	Shares underlying an award of performance share units
Mr. Smith	02/18/2016	02/21/2020	45,739	59.78	2,734,277	Shares underlying an award of performance share units

[1] Represents the average of the high and low prices of Common Stock on the applicable release date.

2020 PENSION BENEFITS

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
James Quincey	Mobile Plan	11.1[1]	$2,205,845	$ 0
	TCCC Pension Plan	6.6	215,723	0
	TCCC Supplemental Pension Plan	—[2]	1,710,985	0
John Murphy	Mobile Plan	32.5	7,333,090	22,843
Manuel Arroyo	Mobile Plan	3.4[3]	435,199	0
Bradley M. Gayton	TCCC Pension Plan	0.3	7,600	0
	TCCC Supplemental Pension Plan	—[2]	0	0
Brian J. Smith	TCCC Pension Plan	23.8	729,304	0
	TCCC Supplemental Pension Plan	—[2]	4,485,006	0

[1] In May 2017, Mr. Quincey stopped participating in an international service program and localized to the United States. As a result, he began participating again in the TCCC Pension Plan and TCCC Supplemental Pension Plan and stopped accruing benefits in the Mobile Plan. Mr. Quincey's actual years of service with the Company is 24.4 years. He participated in the Coca-Cola UK Stakeholder Pension Plan (the "UK Savings Plan") for a portion of this time.

[2] For each person, the same years of service apply to both the TCCC Pension Plan and the TCCC Supplemental Pension Plan, which work in tandem.

[3] Mr. Arroyo had a prior period of employment with the Company for which his benefits in the Mobile Plan were fully distributed. The service shown reflects service from 2017 when he rejoined the Company and began participating again in the Mobile Plan. Mr. Arroyo's actual years of service with the Company is 22.9 years. He participated in a savings plan in Spain (the "Spanish Savings Plan") for a portion of this time.

The Company provides retirement benefits from various plans to its employees, including the Named Executive Officers. Due to the Company's global operations, it maintains different plans to address different market conditions, various legal and tax requirements, and different groups of employees.

In 2020, all Named Executive Officers except Messrs. Murphy and Arroyo participated in or had a benefit under The Coca-Cola Company Pension Plan (the "TCCC Pension Plan") and The Coca-Cola Company Supplemental Pension Plan (the "TCCC Supplemental Pension Plan"). In 2020,

Messrs. Murphy and Arroyo participated in the Mobile Plan. Mr. Quincey has a benefit under the Mobile Plan for the period he was covered under an international service program. Additional details of these plans are described in the Summary of Plans in **Annex B** beginning on **page 98**. The table above reflects the present value of benefits accrued by each of the Named Executive Officers from the applicable plans.

Compensation used for determining pension benefits under the TCCC Pension Plan, the TCCC Supplemental Pension Plan and the Mobile Plan generally includes only salary and annual cash incentives. The amounts reflected for each plan represent the present value of the maximum benefit payable under the applicable plan. In some cases, the payments may be reduced for early retirement or by benefits paid by other Company-sponsored retirement plans, statutory payments or Social Security.

The Company generally does not grant additional years of benefit service, and no Named Executive Officer has been credited with additional years of benefit service.

The discount rate assumption used by the Company in calculating the present value of accumulated benefits was 2.59% for the TCCC Pension Plan and 2.47% for the TCCC Supplemental Pension Plan. For information on additional assumptions used by the Company in calculating the present value of accumulated benefits, see Note 13 to the Company's

consolidated financial statements in the Form 10-K. The calculations assume that the Named Executive Officer continues to live at least until the earliest age at which an unreduced benefit is payable.

The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The traditional pension benefit under the TCCC Supplemental Pension Plan is paid in the form of an annuity if the employee has reached at least age 55 with 10 years of service at the time of his or her separation from the Company. Therefore, Messrs. Quincey and Smith are required to take the traditional pension benefit portion of their TCCC Supplemental Pension Plan benefit in the form of an annuity.

2020 NONQUALIFIED DEFERRED COMPENSATION

The following table provides information on the Named Executive Officers' participation in The Coca-Cola Company Deferred Compensation Plan (the "Deferred Compensation Plan") and the Supplemental 401(k) Plan, as applicable. These plans either allow eligible employees to defer part of their salary and annual incentive on a voluntary basis or make employees whole when the Company matching contribution

is limited under the tax-qualified plan. The Company matching contribution under the Supplemental 401(k) Plan was provided at the same rate as the match in the 401(k) Plan. The Company does not match any additional voluntary deferrals.

Additional details of the Deferred Compensation Plan and the Supplemental 401(k) Plan are described in the Summary of Plans in **Annex B** beginning on **page 98**.

Name (a)	Plan Name	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
James Quincey	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	$226,345	$ 47,751	$0	$ 738,089
John Murphy	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
Manuel Arroyo	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
Bradley M. Gayton	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	0	0	0	0
Brian J. Smith	Deferred Compensation Plan	$0	0	263,536	0	1,359,638
	Supplemental 401(k) Plan	N/A	94,671	37,598	0	1,012,951

Executive Contributions In Last Fiscal Year (Column (b))

No Named Executive Officer contributed to the Deferred Compensation Plan in 2020.

Registrant Contributions In Last Fiscal Year (Column (c))

All Company matching contributions shown are included in the "All Other Compensation" column of the 2020 Summary Compensation Table.

Aggregate Earnings In Last Fiscal Year (Column (d))

The earnings reflected in column (d) represent deemed investment earnings or losses from voluntary deferrals and Company contributions, as applicable. The Deferred

Compensation Plan and the Supplemental 401(k) Plan do not guarantee a return on deferred amounts. For these plans, no amounts included in column (d) are reported in the 2020 Summary Compensation Table because the plans do not provide for above-market or preferential earnings.

Aggregate Balance At Last Fiscal Year-End (Column (f))

The amounts reflected in column (f) for Messrs. Quincey and Smith, with the exception of amounts reflected in columns (b), (c) and (d), if any, have been reported in prior Company proxy statements.

Payments on Termination or Change in Control

GENERAL

Most of the Company's plans and programs contain specific provisions detailing how payments are treated upon termination or change in control. The specific termination and change in control provisions under these plans, which are described below, apply to all participants in each plan.

The termination scenarios described in this section include voluntary separation, involuntary separation, disability and death. For more information on the plans described below, see Summary of Plans in **Annex B** beginning on **page 98**.

CHANGE IN CONTROL

The change in control provisions in the various Company plans were adopted to mitigate the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction might otherwise be motivated to act in their own interests rather than the interests of the shareowners. Thus, the change in control provisions are designed with the intention of ensuring that employees are neither harmed nor given a windfall in the event of a change in control. The Company's plans generally provide that a change in control may occur upon

(i) a greater than 20% change in ownership of the Company; (ii) a change of the majority of the Board within a two-year period; or (iii) certain merger and consolidation transactions. As described below, Company equity plans include "double-trigger" change in control provisions.

The Company does not have individual change in control agreements and no tax gross-up is provided for any taxes incurred as a result of a change in control payment. The Board can determine prior to the potential change in control that no change in control will be deemed to have occurred.

SEVERANCE PLAN

All the Named Executive Officers are covered by the TCCC Severance Plan.

Termination, Death, Disability

Generally, benefits are payable under the TCCC Severance Plan when an employee is terminated involuntarily due to certain circumstances, such as an internal reorganization or position elimination. The maximum cash severance benefit under this plan is two years of base pay, payable as a lump sum.

Change in Control

There are no separate change in control provisions included in the TCCC Severance Plan.

ANNUAL INCENTIVE PLAN

All the Named Executive Officers were eligible to participate in the annual Performance Incentive Plan in 2020.

Termination, Death, Disability

Generally, participants employed on December 31 are eligible to receive a cash incentive for the year, regardless of whether employment continues through the payment date. Employees who (i) terminate employment prior to December 31, 2020 who are at least 55 years of age with 10 years of service; (ii) die; or (iii) move to an affiliate generally receive a prorated incentive based on actual Company performance and the portion of the year actually worked.

Change in Control

Upon a change in control, participants receive the target amount of the annual incentive after the end of the performance year. This amount is prorated if the participant leaves during the year.

DEFERRED COMPENSATION PLANS

Messrs. Quincey and Smith were eligible to participate in the Deferred Compensation Plan in 2020; however, they did not choose to contribute.

7

Termination, Death, Disability

Under the Deferred Compensation Plan, employees who terminate employment after age 50 with 5 years of service receive payments based on elections made at the time they elected to defer compensation. Other employees receive a lump sum after termination. Individuals who are designated as "specified employees" under Section 409A of the Tax Code may not receive payments for at least six months following termination of employment to the extent the amounts were deferred after January 1, 2005. There are no enhanced benefits payable under the Deferred Compensation Plan upon a participant's death or disability.

Change in Control

Upon a change in control, any Company discretionary contributions to the Deferred Compensation Plan vest. No Named Executive Officers have received a Company discretionary contribution.

EQUITY PLANS

All the Named Executive Officers participated in the Company's equity plans in 2020.

Termination

The treatment of equity upon termination of employment depends on the reason for the termination and the employee's age and length of service at termination. The table below details the termination provisions of the various equity award types.

Award Type	Separation Prior to Meeting Age/Service Requirement	Separation After Meeting Age/Service Requirement of 60 years/10 years of service	Involuntary Separation After Meeting Age/Service Requirement of 50 years/10 years of service[1]
Stock Options	Employees have six months to exercise vested options. Unvested options are forfeited.	All options held at least 12 months vest. Employees have the full remaining term to exercise the options.	All options held at least 12 months continue to vest for up to four years.
Restricted Stock/ Restricted Stock Units	Shares are forfeited unless held until the time specified in the grant and performance measures, if any, are met.	Shares are forfeited unless held until the time specified in the grant and performance measures, if any, are met. Some grants vest upon meeting age and service requirements.	Shares are forfeited unless held until the time specified in the grant and performance measures, if any, are met. Some grants vest upon meeting age and service requirements and may be prorated.
PSUs	All PSUs are forfeited if separation occurs prior to satisfaction of performance measures and holding requirements.	For grants held at least 12 months, the employee receives the same number of earned shares as active employees after the results are certified.	Outstanding PSUs held at least 12 months will not be forfeited and a prorated amount will be released after the results are certified.

[1] Applicable for involuntary separations due to specific circumstances, such as an internal reorganization or position elimination. For grants prior to 2013, executive officers are not eligible for this treatment without specific approval by the Talent and Compensation Committee. No Named Executive Officer has been made eligible for this treatment.

Death

If an employee dies, all options vest if the options have been accepted. The employee's estate has five years from the date of death to exercise the options. Provided they have been accepted, restricted stock and restricted stock units vest and are released to the employee's estate. Provided the PSUs have been accepted, if death occurs during the performance period, the employee's estate receives a cash payment equal to the value of the target number of shares. For PSUs where performance has been certified, the employee's estate receives a cash payment based on the certified results within 90 days.

Disability

If an employee terminates employment because of disability, all options vest, and the employee has the full remaining term to exercise the options. Restricted stock and restricted stock units vest and are released to the employee. For PSUs in the performance period, the employee receives shares equal to the number of shares that the employee would have earned based on actual performance after the end of the performance period.

Change in Control

Beginning with awards in 2015, the treatment of equity upon a change in control is governed by the 2014 Equity Plan. Awards granted prior to 2015 were governed by applicable plans and agreements. The table below details the double-trigger change in control provisions of the various equity award types if awards are assumed by the successor company. If awards are not assumed by the successor company, accelerated vesting generally occurs upon a change in control.

Award Type	Grants Prior to 2015	Grants Beginning in 2015
Stock Options	Options vest if an employee is terminated within two years following the change in control.	Options vest if an employee is terminated without cause within one year following the change in control.
Restricted Stock/ Restricted Stock Units	Shares vest if an employee is terminated within two years following the change in control.	Shares vest if an employee is terminated without cause within one year following the change in control.
PSUs	PSUs vest at the target level if an employee is terminated within two years following the change in control.	PSUs vest if an employee is terminated without cause within two years following the change in control (i) at the target level if the change in control occurs during the first half of the performance period and (ii) based on actual performance if the change in control occurs during the second half of the performance period. In each case, the final payout is prorated based on time worked in the performance period.

RETIREMENT AND 401(K) PLANS

All the Named Executive Officers except Messrs. Murphy and Arroyo were eligible to participate in the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the 401(k) Plan and the Supplemental 401(k) Plan in 2020. Messrs. Murphy and Arroyo participated in the Mobile Plan in 2020. Mr. Quincey has a benefit under the UK Savings Plan related to a prior period of employment. Mr. Arroyo has a benefit under the Spanish Savings Plan related to a prior period of employment.

Termination, Death, Disability

No payments may be made under the TCCC Pension Plan or the TCCC Supplemental Pension Plan until an employee has separated from service and met eligibility requirements. Generally, no payments may be made under the 401(k) Plan, the Supplemental 401(k) Plan or the Mobile Plan until separation from service, except distributions may be taken from the 401(k) Plan after age 59½ and distributions related to mandatory tax payments may be made under the Mobile Plan, whether or not the employee has terminated employment.

Individuals who are designated as "specified employees" under Section 409A of the Tax Code may not receive payments from the TCCC Supplemental Pension Plan, the Supplemental 401(k) Plan or the Mobile Plan for at least six months following termination of employment.

There are no enhanced benefits payable under the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the 401(k) Plan, the Supplemental 401(k) Plan, the Mobile Plan, the UK Savings Plan or the Spanish Savings Plan upon a participant's death or disability.

Change in Control

The TCCC Pension Plan and the TCCC Supplemental Pension Plan contain change in control provisions that affect all participants equally, including the participating Named Executive Officers. These provisions provide an enhanced benefit to vested participants for benefits accrued under the defined benefit formula if certain conditions are met, including that the employee must actually leave the Company within two years of a change in control. A change in control has no effect on the cash balance portion of the TCCC Pension Plan and there are no additional credited years of service. Upon a change in control under the TCCC Pension Plan and the TCCC Supplemental Pension Plan, the earliest retirement age is reduced resulting in an enhanced benefit for participants who have not reached the earliest retirement age. None of the Named Executive Officers would receive an enhanced benefit.

The 401(k) Plan, the Supplemental 401(k) Plan, the Mobile Plan, the UK Savings Plan and the Spanish Savings Plan do not have special provisions for change in control.

QUANTIFICATION OF PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table and footnotes describe the potential payments to the Named Executive Officers upon termination of employment or a change in control of the Company as of December 31, 2020.

The table does not include:

- compensation or benefits previously earned by the Named Executive Officers or equity awards that are fully vested;
- the value of pension benefits that are disclosed in the 2020 Pension Benefits table beginning on **page 73**, except for any pension enhancement triggered by the event, if applicable;
- the amounts payable under deferred compensation plans that are disclosed in the 2020 Nonqualified Deferred Compensation table on **page 74**; or
- the value of any benefits (such as retiree health coverage, life insurance and disability coverage) provided on the same basis to substantially all other employees in the country in which the Named Executive Officer works.

	Voluntary Separation $ (a)	Involuntary Termination $ (b)	Death $ (c)	Disability $ (d)	Change in Control $ (e)
Mr. Quincey					
Severance Payments	$ 0	$ 3,200,000	$ 0	$ 0	$ 0
Annual Incentive[1]	0	0	0	0	3,200,000
Stock Options[2]	0	7,198,672	7,198,672	7,198,672	7,198,672
PSUs and Restricted Stock Units[3]	0	10,747,159	42,723,102	10,747,159	31,755,486
Pension Enhancement[4]	0	0	0	0	0
TOTAL	**0**	**21,145,831**	**49,921,774**	**17,945,831**	**42,154,158**
Mr. Murphy					
Severance Payments	0	1,680,000	0	0	0
Annual Incentive[1]	0	0	0	0	1,050,000
Stock Options[2]	0	2,500,291	2,500,291	2,500,291	2,500,291
PSUs and Restricted Stock Units[3]	0	3,163,336	14,303,424	3,163,336	10,519,135
Pension Enhancement[4]	0	0	0	0	0
TOTAL	**0**	**7,343,627**	**16,803,715**	**5,663,627**	**14,069,426**
Mr. Arroyo					
Severance Payments	0	1,260,000	0	0	0
Annual Incentive[1]	0	0	0	0	787,500
Stock Options[2]	0	1,140,924	1,140,924	1,140,924	1,140,924
PSUs and Restricted Stock Units[3]	0	223,912	6,810,963	223,912	4,109,161
Pension Enhancement[4]	0	0	0	0	0
TOTAL	**0**	**2,624,836**	**7,951,887**	**1,364,836**	**6,037,585**
Mr. Gayton					
Severance Payments	0	1,520,000	0	0	0
Annual Incentive[1]	0	0	0	0	760,000
Stock Options[2]	0	0	0	0	0
PSUs and Restricted Stock Units	0	0	4,195,644	4,195,644	4,195,644
Pension Enhancement[4]	0	0	0	0	0
TOTAL	**0**	**1,520,000**	**4,195,644**	**4,195,644**	**4,955,644**
Mr. Smith					
Severance Payments	0	1,734,000	0	0	0
Annual Incentive[1]	0	0	0	0	1,517,250
Stock Options[2]	2,618,712	2,618,712	2,618,712	2,618,712	2,618,712
PSUs and Restricted Stock Units[3]	4,222,077	4,222,077	15,556,298	4,222,077	11,427,998
Pension Enhancement[4]	0	0	0	0	0
TOTAL	**6,840,789**	**8,574,789**	**18,175,010**	**6,840,789**	**15,563,960**

[1] Except upon a change in control, no amounts are included for the Performance Incentive Plan because the Named Executive Officers would be entitled to the same payment regardless of whether the event occurred. Upon a change in control, the target annual incentive amount is guaranteed (subject to proration if the participant leaves before the end of the year).

[2] Represents the intrinsic value of the acceleration of vesting of any stock options that vest upon the event. Intrinsic value is the difference between the exercise price of the stock option and the closing price of Common Stock, which was $54.84 on December 31, 2020, the last trading day of the year.

[3] No amounts are included for the 2018-2020, 2019-2021 and 2020-2022 PSU programs for Voluntary Separation, Involuntary Termination and Disability because the PSUs remain subject to performance requirements even after the event. See **page 57** for the status of these PSU programs.

[4] No Named Executive Officer would receive a pension enhancement upon a change in control.

Voluntary Separation (Column (a))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock Units" for Mr. Smith because he has satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. The amount included in "PSUs and Restricted Stock Units" reflects the value of the shares earned under the 2017-2019 PSU program. Messrs. Quincey, Murphy, and Gayton and Arroyo have not satisfied the age and service requirement for acceleration of any equity awards, and therefore, no additional payments would be triggered upon voluntary separation.

Involuntary Termination (Column (b))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock Units" for Mr. Smith because he has satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. Amounts are included under "Stock Options" and "PSUs and Restricted Stock Units" for Messrs. Quincey, Murphy and Arroyo because involuntary termination triggers continued vesting of equity awards granted beginning in 2013 after the age and service requirement has been met. The amount included in "PSUs and Restricted Stock Units" reflect the value of the shares earned under the 2017-2019 PSU program.

Death (Column (c))

Amounts are included under "Stock Options" and/or "PSUs and Restricted Stock Units" because death triggers acceleration of vesting of certain equity awards. The amounts for "PSUs and Restricted Stock Units" reflect (i) the value of the shares earned under the 2017-2019 PSU program; and (ii) the value of the target number of shares granted under the 2018-2020, 2019-2021 and 2020-2022 PSU programs and (iii) for Mr. Gayton, the value of time-based restricted stock units.

Disability (Column (d))

Amounts are included under "Stock Options" and/or "PSUs and Restricted Stock Units" because termination of employment caused by disability triggers acceleration of vesting or continued vesting of certain equity awards. The amounts for "PSUs and Restricted Stock Units" reflect (i) the value of the shares earned under the 2017-2019 PSU programs; and (ii) for Mr. Gayton, the value of time-based restricted stock units.

Change in Control (Column (e))

Amounts are included under "Stock Options" and/or "PSUs and Restricted Stock Units" for all Named Executive Officers because a change in control triggers acceleration of vesting of certain equity awards. Since equity awards have double-trigger change in control provisions, the table above assumes that both a change in control and a subsequent termination of employment have occurred. The amounts for "PSUs and Restricted Stock Units" reflect (i) the value of the shares earned under the 2017-2019 PSU program; (ii) the value of the number of shares granted under the 2018-2020 PSU program at the target award level; (iii) the value of the number of shares granted under the 2019-2021 PSU program at the target award level, prorated for two years of the performance period; (iv) the value of the number of shares granted under the 2020-2022 PSU program at the target award level, prorated for one year of the performance period; and (v) for Mr. Gayton, the value of time-based restricted stock units.

Equity Compensation Plan Information

All numbers in the following table are as of December 31, 2020.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	98,025,661[1]	$40.55[2]	348,281,276[3]
Equity Compensation Plans Not Approved by Security Holders	0	N/A	0
TOTAL	**98,025,661**		**348,281,276**

[1] Includes 88,220,762 shares issuable pursuant to outstanding options under the 2014 Equity Plan, The Coca-Cola Company 1999 Stock Option Plan and The Coca-Cola Company 2008 Stock Option Plan. The weighted-average exercise price of such options is $40.55. Also includes 9,804,889 full-value awards of shares outstanding under the 2014 Equity Plan and the 1989 Restricted Stock Award Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met.

[2] The weighted-average term of the outstanding options is 4.16 years.

[3] Includes 345,312,021 shares that may be issued pursuant to future awards under the 2014 Equity Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. The 2014 Equity Plan uses a fungible share pool under which each share issued pursuant to an option reduces the number of shares available by one share, and each share issued pursuant to awards other than options reduces the number of shares available by five shares. See Long-Term Incentive Compensation beginning on **page 56** for more information, including the Equity Stewardship Guidelines, which include a burn rate commitment. With this burn rate commitment, over the 2014 Equity Plan's ten-year term, the maximum number of shares that may be used is estimated not to exceed 200,000,000 (based on Common Stock outstanding decreasing by 1% each year). Also includes 2,732,413 options which may be issued pursuant to future awards under The Coca-Cola Company 1999 Stock Option Plan and The Coca-Cola Company 2008 Stock Option Plan and 236,842 shares of Common Stock that may be issued pursuant to the 1989 Restricted Stock Award Plan. The maximum term of the options is ten years.

Share units credited under the Supplemental 401(k) Plan and the Directors' Plan are not included in the table above since payouts under those plans are in cash.

The Company or its applicable subsidiary provides a matching contribution in Common Stock under various plans throughout the world. No shares are issued by the Company under any of these plans, and therefore these plans are not included in the table above. Shares are purchased on the open market by a third-party trustee. These plans are exempt from the shareowner approval requirements of the NYSE.

The Company also sponsors employee share purchase plans in several jurisdictions outside the United States. The Company does not grant or issue Common Stock pursuant to these plans, but does facilitate the acquisition of Common Stock by employees in a cost-efficient manner. These plans are not equity compensation plans.

7

Pay Ratio Disclosure

As required by SEC rules, we are providing the following information to explain the relationship between the annual total compensation of Mr. Quincey, who served as the Company's Chief Executive Officer in 2020, and the annual total compensation of the median employee of the Company, excluding our CEO. The Company selected October 1, 2020 as the determination date for identifying the median employee for purposes of this pay ratio disclosure.

As of October 1, 2020, the Company employed approximately 82,000 employees globally, including approximately 9,800 in the United States. The median annual total compensation disclosed below is based on the Company's global workforce and is not designed to capture the median compensation of the Company's U.S. employees. Our compensation philosophy is to pay competitively to market and provide fair compensation regardless of the locale. The compensation approach used to determine compensation for our broader workforce is the same approach we use when setting CEO pay, including consideration of pay competitiveness in each jurisdiction consistent with market practice and the use of performance-based metrics that reward exceptional business performance. For more information regarding our compensation philosophy, see **page 50**.

For 2020, the median annual total compensation of all employees of the Company and its consolidated subsidiaries (other than the CEO) was $11,342. Mr. Quincey's annual total compensation for 2020, as reported under the "Total" column (column (j)) in the 2020 Summary Compensation Table, was $18,383,474. Based on this information, for 2020, the ratio of the compensation of the CEO to the median annual total compensation of all other employees was estimated to be 1,621 to 1.

We chose to identify a different median employee from the person that was identified in the preparation of our pay ratio disclosure for 2019 due to the Company's strategic reorganization and the impact of the COVID-19 pandemic on our business.

To identify, and to determine the annual total compensation of, the median employee, we used the same methodology that was applied in the calculation of the pay ratio for 2019. Specifically:

- We collected the payroll data of all employees globally, whether employed on a full-time, part-time, temporary or seasonal basis as of October 1, 2020. We did not make any cost-of-living adjustments to compensation.
- We annualized the compensation of all permanent full-time and part-time employees who were hired by the Company and its consolidated subsidiaries between January 1 and October 1, 2020.
- We applied an exchange rate as of October 1, 2020 to convert all foreign currencies into U.S. dollars.
- We used total base pay as of October 1, 2020 as our consistently applied compensation measure. We identified all employees within 5% of the median, and from this group used statistical sampling to select an employee as a reasonable representative of our median employee.

Using this methodology, we determined that the median employee was a part-time, hourly Costa Limited employee located in the United Kingdom with an annual total compensation of $11,342 for 2020, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, which includes base pay and an employer retirement contribution.

We believe our pay ratio presented above is a reasonable estimate. Because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our pay ratio may not be comparable to the pay ratio reported by other companies.

8
AUDIT MATTERS

Report of the Audit Committee

The Audit Committee operates under a written charter adopted by the Board that outlines its responsibilities and the practices it follows. You can view the charter on the Company's website, **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance," and then "Documents." The Audit Committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends to the Board changes to the charter to reflect the evolving role of the Audit Committee.

The Audit Committee is composed entirely of non-employee Directors who meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules. The Board designated David B. Weinberg as an "Audit Committee financial expert" under the SEC rules for 2020.

PRIMARY RESPONSIBILITIES AND 2020 ACTIONS

The Audit Committee represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements. The Audit Committee oversees the Company's compliance with legal and regulatory requirements, the Independent Auditors' qualifications and independence, the performance of the Company's internal audit function and the Independent Auditors, the Company's ethical compliance programs, including the Company's Codes of Business Conduct, the Company's quality and food safety programs, workplace and distribution safety programs and information technology security programs. The Audit Committee also generally oversees the Company's overall ERM program and has direct oversight over financial reporting and controls and the Company's product integrity assurance and information technology security programs within the ERM framework. In addition, at the request of the Audit Committee, during some of its meetings, the Audit Committee participates in educational sessions on accounting and financial control matters and on areas of the Company's operations, including some of the areas of risk it oversees.

In 2020, the Audit Committee held eight meetings. Meeting agendas are established by the Audit Committee Chair and the Chief of Internal Audit. During 2020, among other things, the Audit Committee:

- met with the senior members of the Company's financial management team at each regularly scheduled meeting;
- held separate private sessions, during its regularly scheduled meetings, with each of the Company's General Counsel, the Independent Auditors and the Chief of

Internal Audit, at which candid discussions regarding financial management, legal, tax, accounting, auditing and internal control issues took place;

- continued its long-standing practice of having independent legal counsel regularly attend Audit Committee meetings;
- met with the Chief Ethics and Compliance Officer to discuss the effectiveness of the Company's compliance program and regularly received status reports of compliance issues;
- received periodic updates on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of the Company's internal control over financial reporting;
- discussed with the Independent Auditors the Company's internal control assessment process, management's assessment with respect thereto and the Independent Auditors' evaluation of the Company's system of internal control over financial reporting;
- reviewed and discussed with management and the Independent Auditors the Company's earnings releases and Quarterly and Annual Reports on Form 10-Q and Form 10-K, respectively, prior to filing with the SEC;
- reviewed the Company's internal audit plan and the performance of the Company's internal audit function;
- reviewed with senior members of the Company's financial management team, the Independent Auditors and the Chief of Internal Audit the overall audit scope and plans, the results of internal and external audits, evaluations by management and the Independent Auditors of the Company's internal controls over financial reporting and the quality of the Company's financial reporting;

8

- reviewed with management, including the Chief of Internal Audit and the General Counsel, and the Independent Auditors, significant risks and exposures identified by management, the overall adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs, including the Company's Codes of Business Conduct, the Company's quality and food safety programs, workplace and distribution safety programs and information technology security programs;

- evaluated the performance of the Company's Independent Auditors;

- received regular updates from management and discussed Company initiatives; and

- participated with representatives of management and the Independent Auditors in educational sessions about topics requested by the Audit Committee.

OVERSIGHT OF INDEPENDENT AUDITORS

The Audit Committee engaged Ernst & Young LLP as the Company's Independent Auditors for the fiscal year ended December 31, 2020. In its meetings with representatives of the Independent Auditors, the Audit Committee asks them to address, and discuss their responses to, several questions that the Audit Committee believes are particularly relevant to its oversight.

These questions include:

- Are there any significant accounting judgments or estimates made by management in preparing the financial statements that would have been made differently had the Independent Auditors prepared and been responsible for the financial statements?

- Based on the Independent Auditors' experience and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with GAAP and SEC disclosure requirements?

- Based on the Independent Auditors' experience and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Audit Committee believes that using these questions to help focus its discussions with the Independent Auditors promotes a more meaningful dialogue that provides a basis for its oversight judgment.

The Audit Committee also discussed with the Independent Auditors those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. The Audit Committee received the written disclosures and the letter from the Independent Auditors required by applicable requirements of the PCAOB regarding the Independent Auditors' communication with the Audit Committee concerning independence and has discussed with the Independent Auditors their independence. The Audit Committee considered with the Independent Auditors whether the provision of non-audit services provided by them to the Company during 2020 was compatible with their independence.

2020 AUDITED FINANCIAL STATEMENTS

In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the responsibility for establishing and maintaining adequate internal control over financial reporting and for preparing the financial statements and other reports, and of the Independent Auditors, who are engaged to audit and report on the consolidated financial statements of the Company and its subsidiaries and the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has reviewed and discussed with management and the Independent Auditors the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant accounting judgments and estimates and the clarity of disclosures in the financial statements. In addressing the quality of management's accounting judgments, members of the Audit Committee asked for management's representations and reviewed certifications prepared by the Chief Executive Officer and the Chief Financial Officer that the unaudited quarterly and audited consolidated financial statements of the Company fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company, and have expressed to both management and the auditors their general preference for conservative policies when a range of accounting options is available.

In reliance on these reviews and discussions, and the reports of the Independent Auditors, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, for filing with the SEC.



David B. Weinberg



Marc Bolland



Caroline J. Tsay

8

ITEM 3

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS

 **WHAT AM I VOTING ON?**

Shareowners are being asked to ratify the appointment of Ernst & Young LLP, a registered public accounting firm, to serve as the Company's Independent Auditors for the fiscal year ending December 31, 2021. Although the Audit Committee has the sole authority to appoint the Independent Auditors, as a matter of good corporate governance, the Board submits its selection of the Independent Auditors to our shareowners for ratification. If the shareowners should not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment.



The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as Independent Auditors.

The Audit Committee has the sole authority and responsibility to hire, evaluate and, where appropriate, replace the Company's Independent Auditors and, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation and general oversight of the work of the Independent Auditors.

The Audit Committee has appointed Ernst & Young LLP ("EY") to serve as Independent Auditors for the fiscal year ending December 31, 2021. EY (including its predecessors) has served as the Company's Independent Auditors since 1921.

ANNUAL EVALUATION AND SELECTION OF INDEPENDENT AUDITORS

The Audit Committee annually evaluates the performance of the Company's Independent Auditors, including the senior audit engagement team, and determines whether to reengage the current Independent Auditors or consider other audit firms. Factors considered by the Audit Committee in deciding whether to retain the current Independent Auditors include:

- EY's global capabilities;
- EY's technical expertise and knowledge of the Company's global operations and industry;
- the quality and candor of EY's communications with the Audit Committee and management;

- EY's independence;
- the quality and efficiency of the services provided by EY, including input from management on EY's performance and how effectively EY demonstrated its independent judgment, objectivity and professional skepticism;
- external data on audit quality and performance, including recent PCAOB reports on EY and its peer firms; and
- the appropriateness of EY's fees, EY's tenure as Independent Auditors, including the benefits of a longer tenure, and the controls and processes in place that help ensure EY's continued independence.

BENEFITS OF LONGER TENURE

- ✔ **Enhanced audit quality** – EY's significant institutional knowledge and deep expertise of the Company's global business, accounting policies and practices, and internal control over financial reporting enhance audit quality.
- ✔ **Competitive fees** – Because of EY's familiarity with the Company, audit and other fees are competitive with peer companies.
- ✔ **Avoid costs associated with a new auditor** – Bringing on new Independent Auditors would be costly and require a significant time commitment, which could lead to management distractions.

INDEPENDENCE CONTROLS

✔ **Audit Committee oversight** – Oversight includes regular private sessions with EY, discussion with EY about the scope of audit and business imperatives, a comprehensive annual evaluation when determining whether to reengage EY and direct involvement by the Audit Committee and its Chair in the selection of the new lead assurance engagement partner and new global coordinating partner in connection with the mandated rotation of these positions.

✔ **Limits on non-audit services** – The Audit Committee pre-approves audit and permissible non-audit services provided by EY in accordance with its pre-approval policy.

✔ **EY's internal independence process** – EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account and rotates the lead assurance engagement partner, the global coordinating partner and other partners on the engagement consistent with independence requirements.

✔ **Strong regulatory framework** – EY, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews and PCAOB and SEC oversight.

Based on this evaluation, the Audit Committee and the Board believe that retaining EY to serve as Independent Auditors for the fiscal year ending December 31, 2021 is in the best interests of the Company and its shareowners.

AUDIT FEES AND ALL OTHER FEES

The Audit Committee is responsible for approving the audit and permissible non-audit services provided by the Independent Auditors and the associated fees.

The following table shows the fees for audit and other services provided by EY for fiscal years 2020 and 2019.

	2020 Fees (In thousands)	2019 Fees (In thousands)	Description
Audit Fees	$ 30,545	$ 29,701	Includes fees associated with the annual audit and the audit of internal control over financial reporting, registration statements in 2020 and 2019, the reviews of the Company's Quarterly Reports on Form 10-Q, and statutory audits required internationally.
Audit-Related Fees	2,797	2,089	Fees for services that are reasonably related to the performance of the audit or review of financial statements and are not included in "Audit Fees." These services principally include due diligence in connection with acquisitions, carve-out audits, consultation on accounting and internal control matters, employee benefit plan audits, information systems audits and other attest services.
Tax Fees	6,759	6,287	Fees for tax services, including tax compliance, tax advice and tax planning.
All Other Fees	57	269	Fees for services that are not included in the above categories and primarily include benchmarking services.
TOTAL	**$40,158**	**$38,346**	

AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit and permissible non-audit services provided by the Independent Auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the Independent Auditors.

Under the policy, pre-approval is generally provided for work associated with the following:

- registration statements under the Securities Act of 1933, as amended (for example, comfort letters or consents);
- statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits;
- due diligence work for potential acquisitions or dispositions;
- attest services not required by statute or regulation;
- adoption of new accounting pronouncements or auditing and disclosure requirements for financial or non-financial data and accounting or regulatory consultations;

- internal control reviews and assistance with internal control reporting requirements;
- review of information systems security and controls;
- tax compliance, tax planning and related tax services, excluding any tax service prohibited by regulatory or other oversight authorities, expatriate and other individual tax services; and
- assistance and consultation on questions raised by regulatory agencies.

For each proposed service, the Independent Auditors provide the Audit Committee with a description of the service and sufficient information to confirm the Independent Auditors' determination that the provision of such service will not impair the Independent Auditors' independence.

The Audit Committee has approved in advance certain permitted services whose scope is routine across business units, including statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits.

OTHER INFORMATION

The Company has been advised by EY that neither the firm, nor any covered person of the firm, has any financial interest, direct or indirect, in any capacity in the Company or its subsidiaries.

One or more representatives of EY will be present at the 2021 Annual Meeting. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Ratification of the appointment of the Independent Auditors

requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the 2021 Annual Meeting.

9
SHAREOWNER PROPOSAL

ITEM 4

SHAREOWNER PROPOSAL ON SUGAR AND PUBLIC HEALTH

 **WHAT AM I VOTING ON?**

The following shareowner proposal was submitted by John C. Harrington, President & CEO, Harrington Investments, Inc., 1001 2nd Street, Suite 325, Napa, California 94559, owner of 100 shares of Common Stock. If the shareowner proponent, or a representative who is qualified under state law, is present and submits a proposal for a vote, then the proposal will be voted on at the 2021 Annual Meeting.

In accordance with federal securities regulations, we included the shareowner proposal plus any supporting statements exactly as submitted by the proponent. To make sure readers can easily distinguish between materials provided by the proponent and materials provided by the Company, we have placed a black box around the materials provided by the proponent and a red box around the materials provided by the Company.



The Board of Directors recommends a vote AGAINST the shareowner proposal.

Coca-Cola – 2021

As the world grapples with COVID-19, many underlying health conditions suspected of making people vulnerable to the pandemic are also associated with elevated dietary intake of sugar: obesity, hypertension, cardiovascular disease, diabetes, and chronic kidney and liver diseases.

Therefore, our Company's sugary drinks may be associated with two national health epidemics - sugar related illnesses and vulnerability to the pandemic.

Moreover, the pandemic has highlighted issues of disproportionate health impacts of COVID-19 on people of color. The beverage industry has reportedly spent millions of dollars on targeted advertising of sugary drinks to Black, Hispanic, Latino, and Indigenous youth.

With the rise of diabetes in youth, the American Academy of Pediatrics released a policy statement a decade ago, calling for a total ban on child-targeted and interactive junk food advertising. Yet our Company continues to market sugary drinks with advertising detrimentally influencing children's food preferences and health.

Several jurisdictions have banned the sale of junk food and sugary drinks to children and numerous community campaigns are seeking to impose taxes as well as new labeling laws for sugary beverages. In 2019, the American Academy of Pediatrics and the American Heart Association released a joint statement in support of such taxes, potentially increasing risk associated with our Company's business.

To defend our products, our company has been funding lobbying efforts to preempt local control or restrict regulation.

In contrast, the proponents believe our Company should be part of the solution and should not be pushing sugary beverages through advertising or funding "educational" efforts that shift the blame from poor diet causing obesity to lack of exercise.

Resolved, that shareholders request the board of directors issue a report on Sugar and Public Health, with support from a group of independent and nationally recognized scientists and scholars providing critical feedback on our Company's sugar products marketed to consumers, especially those Coke products targeted to children and young consumers. Such report to shareholders should be produced at reasonable expense, exclude proprietary or legally privileged information and be published no later than November 1st, 2021 and include an assessment of risks to the company's finances and reputation associated with changing scientific understanding of the role of sugar in disease causation.

THE BOARD'S STATEMENT IN OPPOSITION TO ITEM 4

The Board of Directors has carefully considered this shareowner proposal and recommends that shareowners vote <u>AGAINST</u> it.

Our Company understands and respects the concerns around sugar raised in this proposal. We fully understand that people should not eat or drink too much sugar and we support the recommendations of leading health authorities that individuals should not get more than 10% of their daily calories from added sugar. To that end, we are taking specific, meaningful actions on this issue, some of which are highlighted below for shareowners.

We would ask shareowners to consider the following five points when deciding whether or not to support this proposal:

1) This proposal requests a report be issued on Sugar and Public Health, with support from a group of independent and nationally recognized scientists and scholars providing critical feedback on our Company's sugar products marketed to consumers, especially those Coke products targeted to children and young consumers.

Our Board's Response: This report already exists. An additional report would not provide added value or information for our stakeholders beyond what is already present or available.

The Access to Nutrition Foundation (the "ATNF"), a respected independent nonprofit organization, based in the Netherlands and funded by third parties, such as the Bill & Melinda Gates Foundation, the Dutch Ministry of Foreign Affairs, the UK Department for International Development and the Robert Wood Johnson Foundation, already produces credible reports covering our Company that encompass sugar and public health, which address the essential objectives sought by the proposal.

The ATNF hosts the "Access to Nutrition Index" and prominently addresses sugar in its reports, which is the ATNF's key focus regarding the Company. The Global Index was first released in 2013 and was updated in 2016 and 2018, each time with input from the Company, and assesses the Company's policies and products with regard to nutrition and sugar, in particular. Part of the value of the ATNF's findings in this report is that the Company now has a benchmark and improved awareness of where it stands compared to other manufacturers in the food and beverage industry. Throughout 2020, the Company engaged with ATNF to submit data and information for the preparation of the next index due to be released in 2021. A link to the Global Index can be found at **https://accesstonutrition.org/index/global-index-2018/**.

In November 2018, the ATNF released the U.S. Spotlight Index, a separate report on ten leading food and beverage manufacturers' performance in the U.S. market as it relates to healthy product portfolios and corporate transparency to assist consumers in making healthy choices. A link to the U.S. Spotlight Index can be found at **https://accesstonutrition. org/app/uploads/2020/02/Spotlight_Index_US-Index_Full_Report_2018.pdf**. In November 2020, the ATNF released the second India Spotlight Index, where the Company scored 5th out of 16 companies, and where ATNF highlighted that Coca-Cola India was one of two companies which had shown substantial individual progress across most elements of the Index since 2016. A link to the 2020 India Spotlight Index can be found at **https://accesstonutrition.org/index/india-spotlight-2020/**.

Both the Global Index and the Spotlight Indexes released by the ATNF are intended to provide independent analysis and commentary on leading food and beverage manufacturers' efforts to improve consumers' access to nutritious foods and beverages. They were designed through an extensive, multi-stakeholder consultative process to ensure that they would be a useful tool for different stakeholder groups, including academia, civil society organizations, industry members and investors. As part of this process, companies, including the Company, invest significant time and resources to furnish the required data upon which companies are measured.

Our Company acknowledges the ATNF findings and recognizes the role the Company must play in addressing health challenges.

2) The proposal states that our Company should be part of the solution with regards to sugar.

Our Board's Response: This proposal suggests that our Company is not a responsible player with respect to this issue. We disagree strongly with this implication. Our Company fully understands that people should not eat or drink too much sugar and supports the recommendations of leading health authorities that individuals should not get more than 10% of their daily calories from added sugar. We are taking specific, meaningful actions, including reducing sugar in many of our products, to help people everywhere more easily control the consumption of added sugar.

We continue to make progress on sugar reduction in our beverages by changing our recipes to reduce added sugar as well as by using our marketing resources and distribution network to boost awareness of, and interest in, our ever-expanding portfolio of low- and no-calorie beverages and smaller packaging options. We have also been accelerating the expansion of beverage options across our portfolio, such as tea, dairy and plant-based beverages, juice, water and coffee, including less sweet beverages.

In 2019, we reduced sugar in more than 200 beverages, following our work to reduce sugar in more than 400 of our drinks in 2018, bringing the cumulative total to nearly 1,000 drinks. In 2018, we launched numerous new products across our beverage portfolio, including Sprite Fiber+, a no-sugar drink with dietary fiber, and smartwater alkaline. Through innovation, including recipe and package size changes, we removed 425,000 tons of sugar from our Company's products on an annualized basis between 2017 and 2018. In 2019, we removed 350,000 tons of sugar on an annualized basis. In fact, Public Health England's October 2020 Sugar Reduction report found that Coca-Cola Great Britain exceeded the government target of 20% added sugar reduction with a 24% reduction for sparkling beverages, as well as reductions in the juice and milk-based categories, where more than 50% of our portfolio meets the government guidelines.

Furthermore, in November 2020, UNESDA Soft Drinks Europe announced to EU stakeholders and media that added sugars in soft drinks have been reduced by an average 14.6% between 2015-2019, the sole sector responding to the European Commission's call for a 10% reduction in added sugars by 2020. Recent research, by independent analyst GlobalData, confirms that UNESDA Soft Drinks Europe has met, and surpassed, the target ahead of time, which was recognized and applauded by EU Health Commissioner Kyriakides in her December 2, 2020 letter. The Company reported on its sugar and calorie reduction efforts in its 2019 Business & Sustainability Report, which is available on our website, and we will continue to transparently report on our sugar reduction efforts in the 2020 Business & Sustainability Report, which is scheduled to be released in April 2021.

3) The proposal states that our Company is pushing sugary beverages through advertising or funding "educational" efforts that shift the blame from poor diet causing obesity to lack of exercise.

Our Board's Response: In 2016, we decided to stop sponsoring programs that promoted physical activity, movement and energy balance. Our focus is on reducing sugar in our drinks and promoting more low- and no-sugar options as we work to support the leading health authorities' recommendation that people limit added sugars to 10% of their daily caloric intake. In fact, over the period from 2017-2019, we reformulated nearly 1,000 beverages reducing added sugar, and in 2019 we decreased average sugar per 100 ml by 4%. As reported in our 2019 Business & Sustainability Report, 29% of our volume was low- or no-sugar and approximately 45% of our beverage portfolio was low- or no-sugar. In addition, 42% of our sparkling soft drink brands came in packages of 250 ml or less to help consumers with portion control. Our focus on sugar reduction is further reflected in pledges made through our regional beverage associations.

4) The proposal claims that our Company continues to market sugary drinks with advertising detrimentally influencing children's food preferences and health.

Our Board's Response: Our Company has a Responsible Marketing Policy which respects the role of parents and caregivers by not marketing directly to children under 12 globally. Our policy since the 1950's has been not to market directly to children under 12. Specifically, this means the Company does not advertise in any media which directly targets children under 12, including television shows, print media, websites, social media, movies, and SMS/email marketing. In accordance with industry standards, the Company defines media that directly targets children under 12 as media in which 30% or more of the audience is composed of children under 12, where this information is possible to obtain.

5) To defend its products, our Company is funding lobbying efforts to preempt local control or restrict regulation.

Our Board's Response: It is important to first note that our Company has recently suspended all political giving and we will be evaluating our course forward. We have viewed advocacy as one way to participate in political debate and a way for companies to communicate how proposed policies and regulations will impact business. The Company's political engagement policy, which is transparent and available on the Company website, details all past U.S. political contributions and a list of trade associations we support. In fact, according to the Zicklin Index, an independently produced index from the nonprofit Center for Political Accountability at the Wharton School of Business, the Company has been graded as a "trendsetter" for its transparency and accountability for its corporate political spending.

For the reasons stated above, we believe that producing a report as the proposal requests would be a redundant exercise and not produce any additional value for our stakeholders.

The Board of Directors recommends a vote <u>AGAINST</u> the shareowner proposal on sugar and public health.

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10
ANNEXES

Annex A — Questions and Answers

INFORMATION ABOUT THE VIRTUAL ANNUAL MEETING

1. How will the 2021 Annual Meeting be conducted?

The 2021 Annual Meeting will be held entirely online due the COVID-19 pandemic and to support the health and wellness of our shareowners, employees, Directors and officers. While you will not be able to attend the meeting at a physical location, we are committed to ensuring that shareowners will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You will be able to

attend the meeting online, vote your shares electronically and submit questions in advance of and during the virtual annual meeting. We are excited to embrace the latest technology to provide expanded access, allowing shareowners to participate from any location around the world, at no cost to them.

2. How do I attend the 2021 Annual Meeting?

There will be no physical location for the 2021 Annual Meeting. To attend the virtual meeting, please visit **www.meetingcenter.io/262997645** and enter the password COCA2021. Online access for the meeting will begin at 8:00 a.m. Eastern Time on April 20, 2021. The virtual meeting will begin promptly at 8:30 a.m. Eastern Time on April 20, 2021.

- *Shareowners of Record:* If you are a shareowner of record, you do not need to register in advance to participate in the meeting, vote electronically or submit questions during the meeting. Please follow the instructions on the "Notice Regarding the Availability of Proxy Materials" (the "Notice") or proxy card that you received. You will need to enter your 15-digit control number that appears on your Notice or proxy card to attend the meeting.

- *Beneficial Owners:* If you are a beneficial owner, holding your shares through an intermediary, such as a bank, broker or nominee, and you want to vote electronically or submit questions during the meeting, you must register

in advance. Otherwise, you may enter the meeting as a guest, but will not have the option to vote electronically or submit questions during the virtual meeting. To register in advance to attend the meeting as a shareowner you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. You must forward a copy of the legal proxy reflecting your Company holdings along with your name and email address to our transfer agent, Computershare Trust Company, N.A. ("Computershare"). Requests for registration should be directed to Computershare by email at **legalproxy@computershare.com** and be received no later than 5:00 p.m., Eastern Time, on April 15, 2021. You will receive a confirmation of your registration and instructions on how to attend the meeting by email after Computershare receives your registration materials.

An archived copy of the audiocast of the meeting will be available on our annual meeting website, **www.coca-colacompany.com/annual-meeting-of-shareowners**, through June 2021.

3. How do I submit questions for the meeting?

We value shareowner engagement and encourage questions. Our shareowners will have multiple opportunities to submit questions for the meeting:

- *In advance of the meeting*: Shareowners may submit questions in advance of the meeting by visiting our 2021 Annual Meeting website at **www.coca-colacompany. com/annual-meeting-of-shareowners**, or by emailing your question, along with proof of ownership, to **shareownerservices@coca-cola.com**. The deadline to

submit questions is 5:00 p.m., Eastern Time, on April 16, 2021. Proof of ownership includes a copy of one of the following: (i) your proxy card or voting instruction form (ii) the Notice received by postal mail or e-mail or (iii) an account statement or a brokerage statement reflecting your ownership of Common Stock as of February 19, 2021.

- *During the 2021 Annual Meeting*: Shareowners may submit questions during the meeting by visiting **www.meetingcenter.io/262997645** and entering their

15-digit control number and the password COCA2021. Beneficial owners must register in advance, as described above. Once logged in, click on the messages icon at the top of the screen to type in your question, then click the arrow icon on the right to submit. Those who attend the 2021 Annual Meeting as a guest, as described above, will not have the option to submit questions during the meeting.

We intend to answer all questions submitted that are pertinent to the Company and the items being voted on by shareowners during the 2021 Annual Meeting, as time permits and in accordance with our meeting procedures. Questions regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, are not pertinent to meeting matters and therefore will not be answered. Substantially similar questions will be answered only once due to time constraints.

4. What if I experience technical difficulties?

Online access to the virtual meeting will open at 8:00 a.m. Eastern Time, 30 minutes prior to the start of the meeting, to allow time for you to log in and test your computer audio system. We encourage you to access the meeting prior to the start time. If you encounter technical difficulties with the

virtual meeting platform on the day of the meeting, please visit **https://edge.media-server.com/mmc/player/help/faq.php** or call 1-888-724-2416 (Toll Free) or 1-781-575-2748 (International Toll) for assistance.

PROXY MATERIALS AND VOTING INFORMATION

5. Who may vote at the 2021 Annual Meeting?

Only shareowners of record of our Common Stock as of the close of business on February 19, 2021, the record date, are entitled to notice of, and to vote at, the meeting or at any adjournments or postponements of the meeting.

Each owner of record on the record date is entitled to one vote for each share of Common Stock held by such shareowner. On February 19, 2021, there were 4,306,845,567 shares of Common Stock issued and outstanding.

6. What is included in the proxy materials? What is a proxy statement and what is a proxy?

The proxy materials for our 2021 Annual Meeting include the Notice of Annual Meeting, this Proxy Statement and our Form 10-K. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy.

If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated three of our officers as proxies for the 2021 Annual Meeting. These three officers are James Quincey, John Murphy and Bradley M. Gayton.

The form of proxy and this Proxy Statement have been approved by the Board of Directors and are being provided to shareowners by the Board's authority.

7. Why did I receive a "Notice Regarding the Availability of Proxy Materials" instead of a full set of proxy materials?

We are furnishing proxy materials to our shareowners primarily via "Notice and Access" delivery pursuant to SEC rules. On or about March 4, 2021, we mailed to our shareowners (other than those who previously requested a printed set) a "Notice Regarding the Availability of Proxy Materials" containing instructions on how to access the proxy materials via the Internet. Utilizing this method of proxy delivery expedites receipt of proxy materials by our shareowners, reduces the cost of producing and mailing the full set of proxy materials and helps us contribute to sustainable practices.

If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access the proxy materials and vote over the Internet. If you received a Notice by mail and would like to receive paper copies of our proxy materials in the mail, you may follow the instructions in the Notice for making this request. The Notice also contains instructions on how you may request to receive an electronic copy of our proxy materials by e-mail.

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8. Why did I receive more than one notice, proxy card or voting instruction form?

If you received more than one Notice, proxy card or voting instruction form, you own shares registered in different names or own shares held in more than one account. To ensure that all shares are voted, please vote each account over the Internet or by telephone, or sign and return by mail all proxy cards and voting instruction forms. If you would like to consolidate your accounts, please contact Computershare, at (888) 265-3747 for assistance. If you hold your shares through a bank, broker or other nominee, you should contact them directly and request consolidation.

9. What is the difference between holding shares as a shareowner of record and as a beneficial owner?

If your shares are registered directly in your name with the Company's registrar and transfer agent, Computershare, you are considered the "shareowner of record" with respect to those shares. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares.

10. What shares are included on the proxy card?

If you are a shareowner of record, you will receive only one Notice or proxy card for all the shares of Common Stock you hold in certificate form, in book-entry form and in any Company benefit plan.

If you are a Company employee and hold shares of Common Stock in The Coca-Cola Company 401(k) Plan, the Caribbean Refrescos, Inc. Thrift Plan, or any other of our U.S. 401(k) plans (collectively, the "Plans"), it is important that you direct the trustee(s) of the Plans how to vote your shares held in such Plans. If you do not vote your shares or specify your voting instructions on your proxy card, the trustee of the applicable Plan will vote your shares in the same proportion as the shares for which they have received voting instructions in accordance with the trustees' duties. **To allow sufficient time for voting by the trustee(s), your voting instructions must be received by April 16, 2021.**

If you are a beneficial owner (other than as a participant in a Plan set forth above), you will receive voting instruction information from the bank, broker or other nominee through which you own your shares of Common Stock.

11. What are my voting choices for each of the proposals to be voted on at the 2021 Annual Meeting and what are the voting standards?

Proposal	Voting Choices and Board Recommendation	Voting Standard
Item 1: Election of Directors	• vote in favor of all nominees; • vote in favor of specific nominees; • vote against all nominees; • vote against specific nominees; • abstain from voting with respect to all nominees; or • abstain from voting with respect to specific nominees. **The Board recommends a vote FOR each of the Director nominees.**	Majority of votes cast
Item 2: Advisory Vote to Approve Executive Compensation	• vote in favor of the advisory proposal; • vote against the advisory proposal; or • abstain from voting on the advisory proposal. **The Board recommends a vote FOR the advisory vote to approve executive compensation.**	Majority of votes cast
Item 3: Ratification of the Appointment of Ernst & Young LLP as Independent Auditors	• vote in favor of the ratification; • vote against the ratification; or • abstain from voting on the ratification. **The Board recommends a vote FOR the ratification.**	Majority of votes cast
Item 4: Shareowner Proposal	• vote in favor of the shareowner proposal; • vote against the shareowner proposal; or • abstain from voting on the shareowner proposal. **The Board recommends a vote AGAINST the shareowner proposal.**	Majority of votes cast

As an advisory vote, the proposal to approve executive compensation is not binding on the Company. The Talent and Compensation Committee will consider the outcome of the vote when making future compensation decisions. Although the Audit Committee has the sole authority to appoint the Independent Auditors, as a matter of good corporate governance, the Board submits its selection of the Independent Auditors to our shareowners for ratification. If the shareowners should not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment.

12. What different methods can I use to vote?

See **page 4** for additional information about how to vote.

By Telephone or Internet. All shareowners of record can vote through the Internet in advance of the meeting, using the procedures and instructions described on the Notice or proxy card, or by touchtone telephone within the United States, U.S. territories and Canada, using the toll-free telephone number on the Notice or proxy card. Beneficial owners may vote in advance of the meeting through the Internet or by telephone if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will include the instructions with the proxy materials. The Internet and telephone voting procedures are designed to authenticate shareowners' identities, to allow shareowners to vote their shares and to confirm that their instructions have been recorded properly.

By Written Proxy. All shareowners of record can vote by written proxy card. If you are a shareowner of record and receive the Notice, you may request a written proxy card by following the instructions included in the Notice. If you are a beneficial owner, you may request a written proxy card or a voting instruction form from your bank, broker or other nominee.

Electronically during the Annual Meeting. All shareowners of record may vote electronically during the meting. Beneficial owners may also vote at the meeting if they registered in advance and obtained a legal proxy, as described in the response to question 2.

13. What if I am a shareowner of record and do not specify a choice for a matter when returning a proxy?

Shareowners should specify their choice for each matter on the proxy card. If no specific instructions are given on all matters, proxies which are signed and returned will be voted:

- FOR the election of all Director nominees as set forth in this Proxy Statement

- FOR the advisory vote to approve executive compensation
- FOR the proposal to ratify the appointment of Ernst & Young LLP as Independent Auditors
- AGAINST the shareowner proposal

14. What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for a vote.

Non-Discretionary Items. The election of Directors, the advisory vote to approve executive compensation and the shareowner proposal are non-discretionary items and

may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as Independent Auditors is a discretionary item. Generally, banks, brokers and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

15. How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are included in determining whether a quorum is present but will not be included in vote totals and will not affect the outcome of the vote.

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16. What can I do if I change my mind after I vote my shares?

Shareowners can revoke a previously delivered proxy prior to the completion of voting at the meeting by:

- giving written notice to the Office of the Secretary of the Company

- delivering a later-dated proxy; or

- attending the meeting and voting your shares electronically through the online meeting platform (if you are a beneficial owner, you must follow the instructions outlined in question 2).

17. Can I access the proxy materials on the internet? How can I sign up for the electronic proxy delivery service?

The Notice, Proxy Statement and Form 10-K are available at **www.edocumentview.com/coca-cola**. In addition, shareowners are able to access these documents on the 2021 Annual Meeting page of the Company's website at **www.coca-colacompany.com/annual-meeting-of-shareowners**. Instead of receiving future copies of the Notice or proxy materials by mail, shareowners of record and

most beneficial owners can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your Notice or proxy materials online will save us the cost of producing and mailing documents, help us contribute to sustainable practices, and give you an electronic link to the proxy voting site.

ELECTRONIC DOCUMENT DELIVERY

- Electronic delivery offered since 2005.
- The Company has a tree planted on behalf of each shareowner that signs up.
- Over 391,000 trees planted on behalf of Company shareowners.

Shareowners of Record. If you vote in advance on the Internet, simply follow the prompts for enrolling in the electronic document delivery service. You also may enroll in this service at any time in the future by going directly to **www.computershare.com/coca-cola** and following the instructions.

Beneficial Owners. If you hold your shares in a bank or brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information in the proxy materials provided to you by your bank, broker or other nominee regarding the availability of this service.

18. Are votes confidential? Who counts the votes?

We will continue our long-standing practice of holding the votes of all shareowners in confidence from Directors, officers and employees except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company

- in the case of a contested proxy solicitation

- if a shareowner makes a written comment on the proxy card or otherwise communicates his or her vote to management

- to allow the independent inspectors of election to certify the results of the vote

We also will continue, as we have for many years, to retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

19. When will the Company announce the voting results?

We will announce the preliminary voting results at the 2021 Annual Meeting. The Company will report the final results on our website and in a Current Report on Form 8-K filed with the SEC within four business days after the 2021 Annual Meeting.

20. Does the Company have a policy about Directors' attendance at the Annual Meeting of Shareowners?

The Company does not have a policy about Directors' attendance at the Annual Meeting of Shareowners, but Directors are encouraged to attend. All Director nominees and Directors at the time attended the 2020 Annual Meeting of Shareowners, other than Mr. R. Allen, who did not stand for reelection at the 2020 Annual Meeting of Shareowners.

21.   How are proxies solicited and what is the cost?

We bear all expenses incurred in connection with the solicitation of proxies. We have engaged Alliance Advisors LLC to assist with the solicitation of proxies for an estimated fee of $30,000 plus expenses. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of Common Stock.

Our Directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

22.   What is householding?

As permitted by the 1934 Act, only one copy of the Notice or proxy materials is being delivered to shareowners residing at the same address, unless the shareowners have notified the Company of their desire to receive multiple copies of the Notice or proxy materials. This is known as "householding."

The Company will promptly deliver, upon oral or written request, a separate copy of the Notice or proxy materials to any shareowner residing at an address to which only one copy was mailed. Requests for additional copies should be directed to the Office of the Secretary as described in the

response to question 28. Shareowners of record residing at the same address and currently receiving multiple copies of the Notice or proxy materials may contact our registrar and transfer agent, Computershare, to request that only a single copy of the Notice or proxy materials be mailed in the future.

Contact Computershare by phone at (888) 265-3747 or by mail at P.O. Box 505005, Louisville, KY 40233.

Beneficial owners should contact their bank, broker or other nominee.

23.   Will you make a list of shareowners entitled to vote at the 2021 Annual Meeting available?

We will make available an electronic list of shareowners of record as of the record date for inspection by shareowners for any purpose germane to the meeting from April 9 through April 19, 2021. To access the electronic list during this time, please send your request, along with proof of ownership, by email to **shareownerservices@coca-cola.com**. Proof of ownership includes a copy of one of the following: (i) your proxy card or voting instruction form (ii) the Notice received

by postal mail or e-mail or (iii) an account statement or a brokerage statement reflecting your ownership of Common Stock as of February 19, 2021. You will receive confirmation of your request and instructions on how to view the electronic list. The list will also be available to shareowners at **www.meetingcenter.io/262997645** during the 2021 Annual Meeting.

24.   What information is included on the 2021 Annual Meeting page of the Company's website?

The 2021 Annual Meeting page of our website allows our shareowners to (i) easily access the Company's proxy materials; (ii) vote in advance of the meeting through the Internet; (iii) submit questions in advance of the meeting; (iv) listen to videos from our Lead Independent Director

and Chair of the Talent and Compensation Committee; and (v) learn more about our Company. Shareowners may access the 2021 Annual Meeting page of our website at **www.coca-colacompany.com/annual-meeting-of-shareowners**.

25.   Could any additional proposals be raised at the 2021 Annual Meeting?

Management does not know of any items, other than those referred to in the accompanying Notice of Annual Meeting of Shareowners, which may properly come before the meeting or other matters incident to the conduct of the meeting. As to any other item or proposal that may properly come before the meeting, including voting on a proposal omitted

from this Proxy Statement pursuant to the rules of the SEC, it is intended that proxies will be voted in accordance with the discretion of the proxy holders. See the response to question 29 for how to submit a proposal for action at the 2022 Annual Meeting of Shareowners.

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COMPANY DOCUMENTS, COMMUNICATIONS, SHAREOWNER PROPOSALS AND DIRECTOR NOMINEES

26. How can I view or request copies of the Company's corporate documents and SEC filings, including the Annual Report on Form 10-K?

The Company's website contains the Company's Certificate of Incorporation, By-Laws, Corporate Governance Guidelines, Board Committee Charters and Codes of Business Conduct. To view these documents, go to **www.coca-colacompany.com**, click "Investors" and then "Corporate Governance." To view the Company's SEC filings, including Forms 3, 4 and 5 filed by the Company's Directors and executive officers, go to **www.coca-colacompany.com**, click on "Investors," then "Filings & Reports" and then "All SEC Filings."

We will promptly deliver free of charge, upon request, a copy of the Corporate Governance Guidelines, Board Committee Charters or Codes of Business Conduct to any

shareowner requesting a copy. Requests should be directed to the Office of the Secretary as described in the response to question 28.

The 2020 Annual Report on Form 10-K includes our consolidated financial statements for the year ended December 31, 2020. We have furnished the Form 10-K to all shareowners. The Form 10-K does not form any part of the material for the solicitation of proxies. We will promptly deliver free of charge, upon request, a copy of the Form 10-K to any shareowner requesting a copy. Requests should be directed to the Company's Consumer Interaction Center, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301.

27. How can I communicate with the Company's Directors?

The Board has established a process to facilitate communication by shareowners and other interested parties with Directors. Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to **asktheboard@coca-cola.com**.

Communications may be distributed to all Directors, or to any individual Director, as appropriate. At the direction of the Board, all mail received may be opened and screened for security purposes. In addition, items that are unrelated to the duties and responsibilities of the Board shall not be distributed. Such items include, but are not limited to:

spam; junk mail and mass mailings; product complaints or inquiries; new product suggestions; resumes and other forms of job inquiries; surveys; and business solicitations or advertisements. In addition, material that is trivial, obscene, unduly hostile, threatening or illegal or similarly unsuitable items will be excluded; however, any communication that is excluded will be made available to any independent, non-employee Director upon request.

To answer the many questions we receive about our Company and our products, we offer detailed information about common areas of interest on our "FAQs" page of our website, **www.coca-colacompany.com/faqs**.

28. What is the contact information for the Office of the Secretary?

Materials may be sent to the Office of the Secretary (i) by mail to the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or (ii) by e-mail to **shareownerservices@coca-cola.com**.

29. What is the deadline to propose actions for consideration at the 2022 Annual Meeting of Shareowners?

Shareowners may present proper proposals for inclusion in our Proxy Statement and for consideration at the 2022 Annual Meeting of Shareowners by submitting their proposals in writing to the Company in a timely manner. Proposals should be addressed to the Office of the Secretary as specified in question 28. For a shareowner proposal other than a Director nomination to be considered for inclusion in our Proxy Statement for our 2022 Annual Meeting of Shareowners, we must receive the written proposal on or before November 4, 2021. In addition, shareowner proposals must otherwise comply with the requirements of Rule 14a-8 promulgated under the 1934 Act.

Under certain circumstances, shareowners may also submit nominations for Directors for inclusion in our proxy materials by complying with the requirements in our By-Laws. For more information regarding proxy access, please see question 30.

Our By-Laws also establish an advance notice procedure for shareowners who wish to present a proposal, including the nomination of Directors, before an annual meeting of shareowners, but do not intend for the proposal to be included in our proxy materials. Pursuant to our By-Laws, in order for business to be properly brought before an annual meeting by a shareowner, the shareowner must have complied with the notice procedures specified in our By-Laws and such business must be a proper matter for shareowner action under the Delaware General Corporation Law. To be timely for our 2022 Annual Meeting of Shareowners, we must receive the written notice on or before December 21, 2021. Such notice should be addressed to the Office of the Secretary as specified in question 28.

In addition, the shareowner proponent, or a representative who is qualified under state law, must attend the 2022 Annual Meeting of Shareowners to present such proposal or nomination.

30. How do I nominate a Director using the proxy access provisions of the Company's By-Laws?

Our Board has adopted a "Proxy Access for Director Nominations" by-law. The proxy access by-law permits a shareowner, or a group of up to 20 shareowners, owning 3% or more of the Company's outstanding Common Stock continuously for at least three years to nominate and include in the Company's proxy materials Director nominees constituting up to two individuals or 20% of the Board (whichever is greater), provided that the shareowner(s) and the nominee(s) satisfy the requirements specified in Article I, Section 12 of our By-Laws.

Pursuant to our By-Laws, to be timely for inclusion in the proxy materials for our 2022 Annual Meeting of Shareowners, we must receive a shareowner's notice to nominate a Director using the Company's proxy materials between October 5, 2021 and November 4, 2021. Such notice should be addressed to the Office of the Secretary as specified in question 28. The notice must contain the information required by our By-Laws, and the shareowner(s) and nominee(s) must comply with the information and other requirements in our By-Laws relating to the inclusion of shareowner nominees in our proxy materials.

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Annex B — Summary of Plans

The following section provides information on Company-sponsored plans in 2020 in which the Named Executive Officers participated.

RETIREMENT PLANS – PENSION

TCCC Pension Plan. The TCCC Pension Plan is a broad-based tax-qualified defined benefit plan for substantially all U.S. employees of the Company and its participating subsidiaries. A participant's benefit formula in the TCCC Pension Plan is dependent on the participant's date of hire and age. The information below summarizes the provisions applicable to employees, including the participating Named Executive Officers. There are no special or enhanced pension plans for the Named Executive Officers.

Vesting. Pension benefits vest after completing 3 years of service or attaining age 60 with one year of service.

Benefit Formula. Prior to 2010, all pension benefits were based on a percentage of the employee's final average compensation (the five highest consecutive years out of the last 11) up to the limit for each year as set by the Tax Code, multiplied by the employee's years of credited service. Effective January 1, 2010, participants began accruing a pension benefit under a new cash balance formula (known as the Part B benefit). Participants employed as of December 31, 2009 retained the pension benefit they accrued under the prior benefit calculation formula through December 31, 2009 (known as the Part A benefit) and were eligible for one or more special transition benefits. As a result, beginning in 2010, a participant's benefit was potentially based on two formulas, Part A (prior benefit calculation formula) plus Part B (new cash balance formula). Under the cash balance formula, the Company makes an annual pay credit allocation to each active participant's account on December 31, ranging from 3% to 8% of compensation, based on the participant's date of hire and age. In addition, on December 31 of each year, the Company makes an annual interest credit allocation based on the value of the participant's account as of January 1 of the same year.

The term "compensation" for determining the pension benefit generally includes salary, overtime, commissions and cash incentive awards, but excludes any amounts related to stock options, performance cash awards, PSUs, restricted stock or restricted stock units. It also excludes deferred compensation and any extraordinary payments related to hiring or termination of employment.

Payment of Benefits. When benefits become payable upon separation from service, participants may choose between an annuity or a lump sum option. The TCCC Pension Plan provides for payment of a reduced benefit prior to normal retirement age and/or the current cash balance amount, as applicable.

Limitations on Benefits. In 2020, a participant could receive no more than $230,000 annually from the TCCC Pension Plan and no compensation in excess of $285,000 for the year could be taken into account for calculating benefits under the TCCC Pension Plan.

TCCC Supplemental Pension Plan. Supplemental pension plans make employees whole when the Tax Code limits the benefit that otherwise would accrue under the TCCC Pension Plan. The TCCC Supplemental Pension Plan also operates to keep employees whole when they defer part of their salary or annual incentive under the Deferred Compensation Plan. Otherwise, electing to defer would reduce an employee's pension benefits.

Vesting. Vesting and benefits under the TCCC Supplemental Pension Plan are calculated generally in the same manner as if the participant's otherwise eligible compensation or full annual benefit were able to be paid from the TCCC Pension Plan.

Payment of Benefits. Benefits become payable upon separation from service. The form of payment is dictated by the terms of the plan and the participant's age and years of service at the time of separation. The cash balance portion of the TCCC Supplemental Pension Plan is paid as a lump sum. The traditional pension benefit portion is paid as an annuity if the participant separates on or after the earliest retirement date (generally, age 55 with 10 years of service). Otherwise, the traditional pension benefit portion is paid as a lump sum.

Mobile Plan. The Mobile Plan provides a retirement benefit to globally mobile associates. The Mobile Plan applies on the same terms to the general population of international service associates worldwide. Under the Mobile Plan, a globally mobile associate's account is credited with a monthly percentage of pay ("pay credit") and a defined rate of return ("interest credit"). The pay credit is generally 10% of pay, less any benefits provided by local retirement plans. Both pay credits and interest credits are immediately vested. A participant will continue to receive monthly interest credits for as long as participation in the plan continues, even if the associate is no longer on a global assignment. Global Mobility associates who participated in certain other plans, including Mr. Murphy, were transitioned to the Mobile Plan as of December 31, 2011 and are eligible for a monthly "transition credit" of up to 18% of pay based on the participant's date of hire, age and service. Benefits accrued under such other plans were converted to an opening balance in the Mobile Plan as part of the transition.

RETIREMENT PLANS – 401(K) AND SAVINGS PLANS

401(k) Plan. The 401(k) Plan is a broad-based tax-qualified defined contribution plan for most U.S. employees of the Company and its participating subsidiaries. The Company matches participant contributions up to a maximum of 3.5% of the participant's compensation or the amount allowable under the limits imposed under the Tax Code, whichever is lower. The Company's matching contribution is initially invested in Common Stock, but participants may move the contribution to any other available investment option. Employees become 100% vested in Company matching contributions after two years. For 2020, compensation over $285,000 could not be taken into account under the 401(k) Plan.

Supplemental 401(k) Plan. The Supplemental 401(k) Plan makes employees whole when the Tax Code limits the Company matching contributions that otherwise would be credited to them under the 401(k) Plan. The Supplemental 401(k) Plan also operates to keep employees whole when they defer part of their salary or annual incentive under the Deferred Compensation Plan. The Company credits the employee with the Company matching contributions in hypothetical share units of Common Stock. The value of the accumulated share units, including dividend equivalents, is paid in cash after separation from service. Participants are immediately vested in their contributions. Employees are not permitted to make contributions to the Supplemental 401(k) Plan.

Spanish Savings Plan. The Spanish Savings Plan consists of a general plan and supplementary plans which are broad-based defined contribution plans that complement Social Security coverage provided in Spain for eligible employees. In the general plan, employees contribute according to their pensionable salary, in fixed percentages according to applicable legislation. The Company triples the employee's contribution to the general plan. Participation in the supplementary plans is optional and being active in the general plan is a requirement to contribute. Employees can choose to contribute to the supplementary plans from 1% to a maximum of 5% of their pensionable salary. The Company matches contributions to supplementary plans into an early retirement insurance policy. Vesting of these contributions occurs upon fulfillment of applicable Social Security early retirement rules, while still employed with the Company. Generally, under the Spanish Savings Plan, normal retirement age is 65 and benefits may not be drawn before age 60.

UK Savings Plan. The UK Savings Plan is a broad-based registered defined contribution plan in which the majority of employees in the UK participate. Effective April 2019, participants must contribute 4% of pensionable salary and the Company contributes 10% of pensionable salary. There are no limits to the amount of contributions that employees can make to their pension account; however, tax effectiveness of contributions is limited by both a lifetime allowance as well as an annual allowance. These amounts have changed frequently over recent years and continue to be subject to change. For the 2020/2021 tax year, the annual allowance was up to £40,000 and the lifetime allowance was £1.07m. Generally, under the plan, normal retirement age is 65 and benefits may not be drawn before age 55.

INCENTIVE PLANS

Annual Incentive Plan. The Company maintains the Performance Incentive Plan for employees above a specified job grade level. The Performance Incentive Plan provides an annual cash payment based on predetermined performance measures. The Talent and Compensation Committee may designate one or more performance measures from the list contained in the plan. Annual incentive ranges are established for each participant. Payments are generally made in March in the year following the applicable performance year. No participant may receive an annual payment greater than $10 million. Historically, the Performance Incentive Plan was structured to satisfy the requirements of Section 162(m) of the Tax Code, but because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, including the uncertain scope of the transition relief under the TCJA, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) in fact will be deductible under the TCJA's transition relief. See **page 53** for additional information about the Performance Incentive Plan.

Long-Term Incentive Plans. The Company maintains long-term incentive plans for employees above a specified job grade level. The following types of awards may be granted under the plans, as designated by the Talent and Compensation Committee: (i) stock options; (ii) PSUs; (iii) restricted stock and restricted stock units; (iv) other performance awards, including performance-based awards, payable in cash or Common Stock; (v) stock appreciation rights ("SARs"); and (vi) other stock-based awards. The Company currently has outstanding awards of stock options, PSUs, restricted stock, restricted stock units and performance cash awards, which are described below. See **page 56** for additional information about long-term incentive compensation.

Stock Options. Stock options give the holder the right to purchase shares of Common Stock at a specified price during specified time periods. The exercise price of an option may not be less than the fair market value of Common Stock on the grant date. The fair market value is the average of the high and low prices of Common Stock on the grant date.

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In certain foreign jurisdictions, the law requires additional restrictions on the calculation of the option price. The grants provide that stock options generally may not be exercised during the first 12 months after the grant date. Generally, options vest 25% on the first, second, third and fourth anniversaries of the grant date and have a term of ten years. The Company's current compensation programs include stock options as part of the annual long-term equity compensation awards made to eligible employees.

Performance Share Units. PSUs provide an opportunity for employees to receive Common Stock if predetermined performance measures are met for a predefined performance period. The Company's current compensation programs include PSUs as part of the annual long-term equity compensation awards made to eligible employees.

Restricted Stock and Restricted Stock Units. Restricted stock awards may be performance-based or time-based. Shares of stock are granted and transferred into the employee's name. Shares remain subject to forfeiture until the shares are released under the terms of the awards. Restricted stock unit awards may be performance-based or time-based and are settled in stock when all required criteria are met. Employees do not receive any dividend equivalents on restricted stock units during the term. The Company's current compensation programs include restricted stock units as part of the annual long-term equity compensation awards made to eligible employees.

Performance Cash Awards. Performance cash awards are used in countries where it is difficult to grant equity. Employees who receive performance cash awards do not receive equity awards as part of the annual long-term incentive program. No Named Executive Officers received performance cash awards.

Other Awards. While the 2014 Equity Plan provides the Talent and Compensation Committee discretion to grant different types of equity awards, including SARs and other stock-based awards such as unrestricted shares, no such awards have been or are expected to be granted.

OTHER PLANS

Deferred Compensation Plan. The Deferred Compensation Plan is a nonqualified and unfunded deferred compensation program offered to approximately 400 U.S.-based Company employees in 2020. International service associates do not participate in the Deferred Compensation Plan. Eligible participants may defer up to 80% of base salary and up to 95% of their annual incentive. The Company has the benefit of full unrestricted use of all amounts deferred under the Deferred Compensation Plan until such amounts are required to be distributed to the plan participants. Gains and losses are credited based on the participant's election of a variety of deemed investment choices. The Company does not match any employee deferral or guarantee a return. Participants' accounts may or may not appreciate and may depreciate depending on the performance of their deemed investment choices. None of the deemed investment choices provide returns at above-market or preferential rates. All deferrals are paid out in cash upon distribution. Participants may schedule a distribution during employment or may opt to receive their balance after separation from service. Participants who are considered "specified employees" under Section 409A of the Tax Code (generally, the top 50 highest paid executives) may not receive a post-termination distribution for at least six months following separation. On occasion, the Company may provide a one-time credit to the Deferred Compensation Plan to make up for benefits lost under various circumstances, such as benefits lost at a prior employer. The Company has not provided any such credits for any of the Named Executive Officers.

International Service Programs. International service program benefits generally include relocation expenses, a housing allowance (including certain housing expenses), a cost of living adjustment (a cash adjustment designed to provide equivalent purchasing power), certain cash allowances recognizing differences in living conditions in the host location, a home leave allowance and currency protection. The programs also provide tax preparation services and tax equalization, where applicable. There were approximately 425 participants in these programs in 2020.

TCCC Severance Plan. The TCCC Severance Plan provides cash severance benefits to eligible employees who are involuntarily terminated. Eligible employees include regular, non-union U.S. employees and global mobility associates. Generally, benefits are payable when an employee is terminated involuntarily due to certain circumstances such as an internal reorganization or position elimination. Benefits are not payable if the employee is offered a comparable position with the Company or one of its affiliates, is terminated for cause or has entered into a separate agreement. The benefit payable is determined based on job grade level, salary and/or length of service. The minimum benefit is eight weeks of base pay and the maximum benefit is two years of base pay.

Annex C — Reconciliation of GAAP and Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP" or referred to herein as "reported"). However, management believes that certain non-GAAP financial measures provide investors with additional meaningful financial information that should be considered when assessing our underlying business performance and trends. Management also uses these non-GAAP financial measures in making financial, operating, compensation and planning decisions and in evaluating the Company's performance. Non-GAAP financial measures should be viewed in addition

to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP. Our non-GAAP financial measures do not represent a comprehensive basis of accounting.

For additional details regarding the reconciliation of GAAP and non-GAAP financial measures below, see the Company's Current Report on Form 8-K filed with the SEC on February 10, 2021. This information is also available on the Company's website, **www.coca-colacompany.com** by clicking on "Investors," then "Filings & Reports" and then "All SEC Filings."

(UNAUDITED) (In millions)	Year Ended December 31, 2020 Net Operating Revenues
Reported (GAAP)	**$33,014**
Items Impacting Comparability:	
Other Items	(15)
Comparable (Non-GAAP)	$ 32,999

(UNAUDITED) (In millions)	Year Ended December 31, 2019 Net Operating Revenues
Reported (GAAP)	**$37,266**
Items Impacting Comparability:	
Other Items	14
Comparable (Non-GAAP)	$ 37,280

(UNAUDITED)	Year Ended December 31, 2020
% Change – Reported Net Operating Revenues (GAAP)	**(11)**
% Currency Impact	(2)
% Change – Currency Neutral Net Operating Revenues (Non-GAAP)	(9)
% Acquisitions, Divestitures and Structural Changes	0
% Change – Organic Revenues (Non-GAAP)	(9)

(UNAUDITED) (In millions)	Year Ended December 31, 2020 Operating Income
Reported (GAAP)	**$8,997**
Items Impacting Comparability:	
Asset Impairments	238
Strategic Realignment	413
Productivity and Reinvestment	99
Transaction Gains/Losses	51
Coca-Cola Beverages Africa Unrecognized Depreciation and Amortization	—
Other Items	(28)
Comparable (Non-GAAP)	$ 9,770

(UNAUDITED) *(In millions)*	Year Ended December 31, 2019 Operating Income
Reported (GAAP)	**$10,086**
Items Impacting Comparability:	
Asset Impairments	42
Strategic Realignment	—
Productivity and Reinvestment	264
Transaction Gains/Losses	149
Coca-Cola Beverages Africa Unrecognized Depreciation and Amortization	(148)
Other Items	16
Comparable (Non-GAAP)	$ 10,409

(UNAUDITED)	Year Ended December 31, 2020 Operating Income
% Change – Reported (GAAP)	**(11)**
% Currency Impact	(6)
% Change – Currency Neutral (Non-GAAP)	(5)
% Impact of Items Impacting Comparability (Non-GAAP)	(5)
% Change – Comparable (Non-GAAP)	(6)
% Comparable Currency Impact (Non-GAAP)	(6)
% Change – Comparable Currency Neutral (Non-GAAP)	0

(UNAUDITED)	Year Ended December 31, 2020 Earnings Per Share
Reported (GAAP)	**$ 1.79**
Items Impacting Comparability:	
Asset Impairments	0.11
Strategic Realignment	0.08
Productivity and Reinvestment	0.02
Equity Investees	0.05
Transaction Gains/Losses	(0.22)
Other Items	0.07
Certain Tax Matters	0.05
Comparable (Non-GAAP)	$ 1.95

(UNAUDITED) *(In millions)*	Year Ended December 31, 2020 Free Cash Flow
Net Cash Provided by Operating Activities (GAAP)	**$ 9,844**
Purchases of Property, Plant and Equipment (GAAP)	**(1,177)**
Free Cash Flow (Non-GAAP)	$ 8,667

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